

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
No Act
P.E. 12-8-06

RECEIVED
DEC 2 0 2006
1086

December 18, 2006

Rhonda L. Brauer
Secretary and
Corporate Governance Officer
The New York Times Company
229 West 43rd Street
New York, NY 10036

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/18/2006

Re: The New York Times Company
Incoming letter dated December 8, 2006

Dear Ms. Brauer:

This is in response to your letter dated December 8, 2006 concerning the shareholder proposal submitted to the New York Times Company by Morgan Stanley Investment Management Limited. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

PROCESSED

JAN 1 2 2007

THOMSON
FINANCIAL

Enclosures

cc: Mr. Hassan Elmasry
Managing Director
Morgan Stanley Investment Management Limited
25 Cabot Square
Canary Wharf
London E14 4QA




06066213

The New York Times Company 

Rhonda L. Brauer
Secretary and
Corporate Governance Officer

229 West 43rd Street
New York, NY 10036

tel 212.556-7127
fax 212.556-4634
brauerr@nytimes.com

December 8, 2006

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: The New York Times Company, File No. 1-5837

Ladies and Gentlemen:

The New York Times Company (the "Company") has received a letter from Morgan Stanley Investment Management Limited (the "Proponent") requesting that a proposal (the "Proposal") be included in the Company's proxy soliciting material for its 2007 Annual Meeting of Shareholders to be held on or about April 24, 2007. A copy of the Proponent's letter and the Proposal is attached as Exhibit A.

The Proponent states in its letter that it is the beneficial owner of at least $2,000 worth of Class A Common Stock, has held such Class A Common Stock for over a year and intends to continue to do so through the date of the next annual meeting of shareholders.

The Proposal requests that the following resolution be "put . . . to a vote at the upcoming annual meeting":

> "RESOLVED, that the shareholders of The New York Times Company (the "Company") recommend that the Board undertake steps to reform the Company's corporate governance, such as by (i) approving for submission to the shareholders a declassification plan that would provide for equal voting rights for all of the Company's shares (i.e., one share, one vote, on all matters), (ii) separating the positions of Chairman and Publisher and requiring that the Board's Chairman be an independent director (as defined by the rules of the New York Stock Exchange), (iii) adopting a policy that provides for a majority of the members of the Compensation Committee and Nominating and Governance Committee to be independent directors elected by the Company's public shareholders."

The Company believes that the Proposal may be omitted from the proxy soliciting material for its next annual meeting of shareholders because[, among other reasons,] the Proponent, as a holder of shares of Class A Common Stock of the Company (a "Class A Stockholder"), is not the owner of "securities entitled to be voted on the [Proposal] at the meeting" as is required by the Securities and Exchange Commission's Rule 14a-8(b)(1).

The Company has two classes of voting stock outstanding: Class A and Class B Common Stock. The Proponent is a Class A Stockholder. The Class A Common Stock has limited voting rights, which, in summary, entitle Class A Stockholders to vote on certain matters specified in the Company's Certificate of Incorporation: for the election of 30% of the Company's board of directors; ratification of the selection of the Company's independent certified public accountants; certain acquisitions; and the reservation of shares of the Company's stock for stock-based plans.

Except as outlined above, and except as otherwise provided by the laws of the State of New York, the Company's Certificate of Incorporation, a copy of which is attached hereto as Exhibit B, provides that:

> "[T]he entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock . . . and the holders of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of stockholders or to have notice thereof."

(See Paragraph (IV) of Article Fourth of the Company's Certificate of Incorporation.)

The Company's dual-class capitalization was already in place before the Company's stock was first listed in 1969 for public trading on a national stock exchange. This capitalization structure was established as a means to manage for the long term and to protect the long-term editorial quality and independence of *The New York Times*, while at the same time allowing the public to invest in the Company's equity.

As a result of these limited voting rights of the Class A Stockholders, which are set forth in detail in Article Fourth, Paragraphs (II) to (V) of the Company's Certificate of Incorporation, the Class A Stockholders, including the Proponent, would not be entitled to vote upon the Proposal in the event it were submitted to the vote of the stockholders of the Company. Thus, the Proposal may properly be omitted from the proxy material pursuant to Rule 14a-8(b)(1). See SEC Division of Corporation Finance, Staff Legal Bulletin No. 14, Question and Answer C.1.b (2001).

Class A Stockholders of the Company have on prior occasions sought to introduce proposals for consideration at an annual meeting of the Company respecting matters on which they were not entitled to vote. In each instance, the staff of the Division of Corporation Finance has agreed with the Company that such proposals could properly be omitted from the proxy statement since the proponents of such proposals, as Class A Stockholders, were unable to satisfy the requirement of Rule 14a-8 that they be entitled to vote at the Company's meeting on the proposals they intended to present for action. (See the SEC's letters to The New York Times Company, available January 3, 2003, December 21, 1998, December 19, 1997, December 19, 1997, February 24, 1997, December 28, 1994, January 17, 1992, January 22, 1991, January 4, 1991, January 16, 1981, December 22, 1980, January 4, 1979, November 9, 1978, March 25, 1975 and April 1, 1974, copies of which are attached hereto as Exhibit C.)

For the foregoing reasons, the Company believes that the Proposal may properly be omitted from its 2007 proxy material, and it intends to do so. The Company reserves the right, should it be necessary, to present additional reasons for omitting the Proposal. If the staff does not concur with the Company's position, we would appreciate an opportunity to confer with the staff concerning this matter prior to the issuance of a Rule 14a-8 response. The Proponent is requested to copy the undersigned on any response it may choose to make to the staff.

In accordance with Rule 14a-8(j), six additional copies of this letter and the Proposal are enclosed. If you have any questions with respect to the foregoing, please call me at (212) 556-7127.

A copy of this letter, together with the enclosures, is being mailed to the Proponent.

Very truly yours,



Rhonda L. Brauer

Enclosures

cc: Mr. Hassan Elmasry
Morgan Stanley Investment Management Limited

EXHIBIT A

Morgan Stanley Investment Management Limited
25 Cabot Square
Canary Wharf
London E14 4QA

tel +44 (0)20 7425 8700
fax +44 (0)20 7425 8751

MorganStanley

Rhonda L. Brauer, *Secretary & Corporate Governance Officer*
The New York Times Company
229 West 43rd Street
New York, NY 10036

November 8, 2006

Dear Ms. Brauer,

Morgan Stanley Investment Management Limited ("MSIM") is the beneficial owner of at least $2,000 worth of The New York Times Company Class A common stock, has held such stock for over a year and intends to continue to do so through the date of the next annual stockholders meeting. A verification of stock ownership is included.

We hereby submit for inclusion in the proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934, the enclosed resolution for consideration and action by the stockholders at the next annual meeting to be held in the Spring of 2007. In the future, please refer to this proponent as "Morgan Stanley Investment Management."

MSIM is the primary filer of this shareholder proposal. All future correspondence should be addressed to Mr. Hassan Elmasry at MSIM.

MSIM is a long-term investor in The New York Times Company. We have stated publicly that we believe the company needs to improve its corporate governance structure. We continue to believe that a declassification of the share structure of The New York Times Company will foster a culture of accountability that will ultimately benefit the New York Times newspaper and all shareholders.

MSIM requests that the Board put the proposed resolution to a vote at the upcoming annual meeting, and support its adoption. Permitting a shareholder vote on the resolution will provide a positive and visible signal to the investing public that the Company is committed to being at the forefront of good corporate governance.

We would be happy to discuss our proposal or related issues with you at your convenience.

Sincerely,

Hassan Elmasry
Managing Director

Enclosures
Shareholder Resolution
Verification of Stock Ownership

Shareholder Proposal

RESOLVED, that the shareholders of The New York Times Company (the "Company") recommend that the Board undertake steps to reform the Company's corporate governance, such as by (i) approving for submission to the shareholders a declassification plan that would provide for equal voting rights for all of the Company's shares (i.e., one share, one vote, on all matters), (ii) separating the positions of Chairman and Publisher and requiring that the Board's Chairman be an independent director (as defined by the rules of the New York Stock Exchange), (iii) adopting a policy that provides for a majority of the members of the Compensation Committee and Nominating and Governance Committee to be independent directors elected by the Company's public shareholders.

SUPPORTING STATEMENT

We believe that the Company's current corporate governance practices deviate from what is widely considered to be best practice by corporate governance experts. We believe that these deviations, which may have at one time been designed to protect the editorial independence of the news franchise, are now eroding the foundations of the enterprise which they were created to protect. We believe that governance reforms are required to promote a culture of accountability at the Company.

Our proposal sets forth the key corporate governance areas requiring improvement.

Under the Company's voting structure, the Class A shares – representing more than 99% of the Company's economic equity interests – elect only four of the thirteen directors. In contrast, Class B shares represent less than 1% of the Company's economic equity interests yet elect nine directors. We believe the current dual class voting structure fosters a lack of board and management accountability to the Company's public shareholders and enables a minority of shareholders to block accountability. We ask that the Board claim its role as stewards of the Company and recommend a declassification plan to its shareholders that provides for equal voting rights for all of the Company's common shares.

We believe that the Board of Directors' duty to protect all shareholders' interests can only fulfilled with genuinely independent oversight of management. The Company's current Chairman also serves as the senior executive in its largest division (Publisher of *The New York Times* newspaper), is a Trustee of the Sulzberger Family Trust and is a significant Class B shareholder. These are inherently conflicted positions that thwart effective board oversight. As Publisher of the newspaper, he reports to the Company CEO whom he himself (as Chairman) appoints. As Chairman, he reports to a Board of Directors the majority of whom are elected by the Sulzberger Family Trust on which he himself serves as Trustee.

The Company does not have a single director elected by the public share class on the Compensation Committee, undercutting the integrity and effectiveness of their committee process.

We urge you to vote FOR this proposal.

VERIFICATION OF STOCK OWNERSHIP

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

NEW YORK TIMES CO
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

650111107
(CUSIP Number)

Barry Fink, Esq.
Morgan Stanley
1221 Avenue of the Americas
New York, NY 10020
(212) 762-7975
(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications)

April 18, 2006
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

The information required on this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP Number 650111107	13D	

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley IRS #36-314-5972	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) |_| (b) |X|
3	SEC USE ONLY	
4	SOURCE OF FUNDS	

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	|X|
6	CITIZENSHIP OR PLACE OF ORGANIZATION The state of organization is Delaware.	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		
	7	SOLE VOTING POWER 7,124,993
	8	SHARED VOTING POWER 357
	9	SOLE DISPOSITIVE POWER 8,062,808
	10	SHARED DISPOSITIVE POWER 357

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,063,165	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|_|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%	
14	TYPE OF REPORTING PERSON CO, HC	

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley Investment Management Limited	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) |_| (b) |X|
3	SEC USE ONLY	
4	SOURCE OF FUNDS WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	|_|
6	CITIZENSHIP OR PLACE OF ORGANIZATION The country of citizenship is the United Kingdom.	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH		
	7	SOLE VOTING POWER 6,823,737
	8	SHARED VOTING POWER 0

REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 7,512,370	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,512,370		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		|_|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%		
14	TYPE OF REPORTING PERSON IA, CO, HC		

Item 1. Security and Issuer.

This statement relates to the Class A common stock, $0.10 par value (the "Class A Common Stock"), of The New York Times Company, a New York corporation (the "Issuer"). The principal executive offices of the Issuer are located at 229 W. 43rd St., New York, New York 10036.

Item 2. Identity and Background.

(a) This statement is filed jointly by the entities listed below which are referred to herein as the "Reporting Persons":

(i) Morgan Stanley, a company organized in the State of Delaware ("MS"); and

(ii) Morgan Stanley Investment Management Limited, a limited company organized under the laws of England and Wales ("MSIM") and is a wholly-owned subsidiary of MS.

Principal business:

(b-c) MS' principal business and principal office is located at 1585 Broadway, New York, NY 10036. MSIM's principal business and principal office is located at 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom. MS is a major international banking and financial firm and MSIM is one of the entities comprising the investment management division of MS. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of MS and MSIM is set forth on Schedule A and B.

(d-e) Neither of the Reporting Persons, nor to the best of the Reporting Persons' knowledge, any of the persons identified on Schedules A or B hereto has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than, in the case of clause (ii), as described in Exhibit 1 hereto.

(f) The citizenship of MS is Delaware and the citizenship of MSIM is the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons obtained all of such funds from available funds of clients.

Item 4. Purpose of Transaction.

From time to time, the Reporting Persons acquired shares in the ordinary course of business for investment purposes and have held a continue to hold such shares in such capacity.

The Reporting Persons withheld their vote for Management's slate of directors to be elected by the Class A Common Stock at the Issuer's annual meeting held on April 18, 2006. The Issuer's current dual class common stock structure effectively entitles the Issuer's Class B common stock, $0.10 par value (the "Class B Common Stock"), to all of the shareholders' voting rights and to elect two-thirds of members of the Issuer's board of directors (the "Board").

The Reporting Persons believe that the dual-class voting structure at the New York Times Company, which is an exception to the general rule of one-share, one-vote, creates special privileges as well as responsibilities. The Reporting Persons contend that the Board and management at the New York Times Company have failed to fulfill these responsibilities effectively. While it may have at one time been designed to protect the editorial independence and the integrity of the news franchise, the dual-class voting structure now fosters a lack of accountability to all of the company's shareholders.

Over the past several years, The New York Times Company has consistently underperformed its peers. Its market value has declined by 52% since its peak in June 2002. The share price has fallen by 29%, 38% and 33% in the one, three and five year periods to the end of March 31, 2006. Despite significant underperformance, management's total compensation is substantial and has increased considerably over this period. As a long-term, committed shareholder since 1996, the Reporting Persons have privately conveyed their concerns to the Issuer's Board and senior management on a number of occasions and have suggested substantive strategies to operate the business better and more efficiently allocate capital. However, to date, the Board and management have failed to take the actions necessary to improve operational and financial performance.

The Reporting Persons are filing this statement on Schedule 13D because they are dissatisfied with the lack of accountability of the Board and management to the Issuer's public shareholders and the resultant lack of the progress that the Issuer has made to enhance shareholder value. The Reporting Persons want the Board and controlling Class B shareholders to amend the Issuer's capital structure in order to combine the Class A Common Stock and Class B Common Stock into a single class of common stock with the same rights, preferences and other privileges. The Reporting Persons believe that de-classifying the share structure of the New York Times Company will foster a culture of accountability that will ultimately benefit all shareholders, including Class B shareholders, by improving the financial and operational performance of the business and closing the gap between the market price of the stock and its intrinsic value.

The Reporting Persons purchased the Class A Common Stock based on the Reporting Persons' belief that the Class A Common Stock at current market prices are undervalued and represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Class A Common Stock at prices that would make the purchase of additional

Class A Common Stock desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Class A Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management and the Board concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Class A Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representation, engaging financial, legal and other advisors, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, changes to the overall strategic direction of the Issuer, merger and/or sale opportunities, communicating with other shareholders regarding the company, purchasing additional Class A Common Stock, selling some or all of its Class A Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Class A Common Stock or changing its intention with respect to any and all matters referred to in Item 4.

Except as set forth herein, no contract, arrangement, relationship or understanding (either oral or written) exists with the Reporting Persons as to the acquisition, disposition, voting or holding of shares. Except as set forth herein, the Reporting Person has no present plan or proposal that would result in or relate to any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), MS may be deemed to beneficially own 8,063,165 shares of Class A Common Stock, or approximately 5.6% of the outstanding shares of Class A Common Stock. MS does not have any voting power over 937,518 shares of such Class A Common Stock. MS is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, its investment management business units.

For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSIM may be deemed to beneficially own 7,512,370 shares of Class A Common Stock, or approximately 5.2% of the outstanding shares of Class A Common Stock. MSIM does not have any voting power over 688,663 shares of such Class A Common Stock.

The Reporting Persons do not affirm the existence of a

group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

(b) By virtue of the relationship previously reported under Item 2 of this statement, MS may be deemed to have shared voting and dispositive power with respect to the shares of Class A Common Stock owned by MS and MSIM.

(c) During the past 60 days MSIM has effected the transactions in the Class A Common Stock set forth in Schedule C.

(d) By virtue of the relationships described in Item 2 of this statement, MS may be deemed to have the power to direct the receipt of dividends declared on the shares of Class A Common stock held by MSIM and the proceeds from the sale of the shares of Class A Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

Exhibit 2: Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2006 Morgan Stanley

/s/ Dennine Bullard

By: Dennine Bullard
Title: Authorized Signatory

Morgan Stanley Investment Management Limited

/s/ Hywel D. George

By: Hywel D. George
Title: Authorized Signatory

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY

The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley and their principal occupations are set forth below. The business address of each of the Directors or Executive Officers is that of Morgan Stanley at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Morgan Stanley and each individual is a United States citizen.

Name, Business Address	Present Principal Occupation
*Roy J. Bostock	Chairman of the Partnership for a Drug Free America
*Erskine B. Bowles	President of the University of North Carolina
*Sir Howard J. Davies(1)	Director, London School of Economics and Political Science
*C. Robert Kidder	Principal, Stonehenge Partners, Inc.
*John J. Mack	Chairman of the Board and Chief Executive Officer
*Donald T. Nicolaisen	Director
*Charles H. Noski	Director
*Hutham S. Olayan	President and Chief Executive Officer and Director of Olayan America Corporation
*O. Griffith Sexton	Adjunct Professor of finance at Columbia Business School
*Dr. Laura D'Andrea Tyson	Dean of the London Business School
*Dr. Klaus Zumwinkel(2)	Chairman of the Board of Management, Deutsche Post AG
Walid A. Chammah	Head of Investment Banking
Jonathan Chenevix-Trench(3)	Chairman, Morgan Stanley International
Zoe Cruz	Co-President
Thomas Daula	Chief Risk Officer
James P. Gorman	President and COO, Global Wealth Management Group
David Heleniak	Vice Chairman

---

(1) Sir Howard Davies is a citizen of the United Kingdom

(2) Klaus Zumwinkel is a German citizen

(3) Jonathan Chenevix-Trench is a citizen of the United Kingdom

Roger C. Hochschild	President and COO, Discover Financial Services

Jerker Johansson(4)	Co-Head of Institutional Sales and Trading
Gary G. Lynch	Chief Legal Officer
Alasdair Morrison(5)	Chairman and CEO, Morgan Stanley Asia
Eileen Murray	Head of Global Operations and Technology
David W. Nelms	Chairman and CEO, Discover Financial Services
Thomas Nides	Chief Administrative Officer and Secretary
Robert W. Scully	Co-President
Neal A. Shear	Co-Head of Institutional Sales and Trading
David H. Sidwell	Executive Vice President and Chief Financial Officer
Cordell G. Spencer(6)	Deputy Head of Investment Banking
Owen D. Thomas	President and COO, Investment Management

* Director

---

(4) Jerker Johansson is a Swedish citizen

(5) Alasdair Morrison is a citizen of the United Kingdom

(6) Cordell Spencer is a Canadian citizen

SCHEDULE B

EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY INVESTMENT MANAGEMENT LIMITED

The names of the Directors and the names and titles of the Executive Officers of MSIM and their principal occupations are set forth below. The business address of each of the Directors or Executive Officers is that of MSIM at 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MSIM and each individual is a citizen of the United Kingdom.

Name, Business Address	Present Principal Occupation*
Michael S. Green	Chief Executive Officer
Hywel D. George	Chief Investment Officer, London Equity Group

J. David Germany	Chief Investment Officer, Fixed Income Group
Peter Wright	Co-Head, International Equity Group
Andrew Onslow	Head of Operations
**Stefano Russo	Head of Sales

* All of the individuals set forth above are Directors.
** Stefano Russo is a citizen of Italy.

SCHEDULE C*

MSIM has effected the following sales of Class A Common Stock during the past 60 days:

DATE	AMOUNT	PRICE
02/21/06	489	$27.91
02/22/06	32	$28.29
02/23/06	2,471	$28.50
02/23/06	1,782	$28.43
02/24/06	86	$28.29
02/24/06	173	$28.29
02/24/06	1,772	$28.29
02/24/06	374	$28.29
02/27/06	2	$28.90
02/27/06	1	$28.90
02/27/06	12	$28.90
02/28/06	300	$28.20
02/28/06	6	$28.28
03/01/06	100	$28.17
03/01/06	703	$27.93
03/01/06	188	$27.93
03/01/06	222	$28.17
03/02/06	108	$28.50
03/02/06	123	$28.16
03/02/06	92	$28.50
03/02/06	104	$27.87
03/07/06	5	$27.59
03/07/06	3	$27.59
03/09/06	11	$27.13
03/09/06	2	$27.13
03/10/06	144	$26.99
03/10/06	4	$27.11
03/10/06	1	$27.11
03/10/06	4	$27.11
03/10/06	1	$27.11
03/10/06	3	$27.11
03/10/06	4	$27.11
03/10/06	4	$27.11
03/13/06	5	$27.27
03/14/06	1,689	$27.23
03/14/06	183	$27.23
03/15/06	211	$26.17
03/16/06	101	$26.75

03/16/06	18,264	$26.64
03/17/06	28,811	$26.71
03/17/06	2,762	$26.45
03/17/06	414	$26.23
03/20/06	7	$26.08
03/21/06	3,806	$25.82
03/22/06	2	$25.17
03/22/06	1	$25.17
03/22/06	1	$25.17
03/23/06	489	$25.28
03/23/06	3	$25.48
03/23/06	1	$25.47
03/23/06	1	$25.48
03/23/06	2	$25.48
03/23/06	80	$25.28
03/23/06	479	$25.28
03/23/06	42,635	$25.22
03/27/06	9,667	$25.34
03/27/06	14	$25.33
03/28/06	2,343	$25.27
03/28/06	1,275	$25.27
03/29/06	530	$25.28
03/29/06	190	$25.28
03/29/06	428	$25.28

03/29/06	1,599	$25.28
03/29/06	15	$25.28
03/29/06	148	$25.28
03/29/06	273	$25.28
03/29/06	156	$25.28
03/29/06	3,004	$25.28
03/29/06	1,093	$25.28
03/29/06	50	$25.31
03/30/06	7,257	$25.35
03/30/06	4	$25.32
03/31/06	68	$25.28
03/31/06	75	$25.28
03/31/06	71	$25.28
03/31/06	300	$25.29
03/31/06	239	$25.28
03/31/06	187	$25.28
04/03/06	86	$25.41
04/03/06	86	$25.41
04/03/06	200	$25.41
04/05/06	447	$25.25
04/05/06	1	$25.18
04/05/06	27	$25.25
04/05/06	8	$25.18
04/06/06	1	$25.44
04/06/06	2	$25.44
04/06/06	1	$25.44
04/06/06	9	$25.44
04/07/06	59	$25.49
04/07/06	243	$25.49
04/07/06	59	$25.49
04/07/06	4	$25.27
04/07/06	428	$25.49
04/07/06	147	$25.49
04/10/06	187	$24.82
04/11/06	431	$25.08

04/17/06	438	$25.00

MSIM has effected the following purchases of Class A Common Stock during the past 60 days:

DATE	AMOUNT	PRICE
02/21/06	278	$28.13
02/22/06	97	$28.31
02/22/06	267	$28.31
03/01/06	200	$28.37
03/01/06	316	$28.08
03/01/06	11,588	$28.05
03/02/03	200	$28.05
03/02/06	14,624	$27.91
03/02/06	186	$27.89
03/02/06	13,142	$27.91
03/03/06	200	$28.06
03/06/06	4	$27.79
03/07/06	5,316	$27.67
03/07/06	15,950	$27.67
03/07/06	249	$27.67
03/07/06	149	$27.67
03/07/06	168	$27.67
03/07/06	215	$27.67
03/10/06	3,395	$27.04
03/13/06	182	$27.31
03/16/06	3,943	$26.78
03/16/06	18,264	$26.64
03/16/06	79	$26.67
03/17/06	17	$26.06
03/17/06	12,357	$26.24
03/17/06	487	$26.30
03/17/06	2,607	$26.30
03/17/06	7,643	$26.30
03/20/06	11,279	$26.17
03/20/06	259	$26.18
03/20/06	1,193	$26.17
03/20/06	16,199	$26.30
03/27/06	7,059	$25.35
03/28/06	70	$25.32
03/30/06	11,268	$25.35
03/30/06	3,681	$25.35
03/31/06	311	$25.36
03/31/06	10,924	$25.35
04/03/06	100	$25.39
04/06/06	921	$25.17
04/06/06	3,115	$25.17
04/06/06	5	$25.31
04/11/06	222	$25.02

Other than the transactions described above, to the best of the Reporting Persons' knowledge, none of the executive officers and directors of the Reporting Persons (listed on attached Schedules A and B) nor any other

Reporting Person have effected any transactions in the Class A Common Stock during the past 60 days.

EXHIBIT 1

Unless the context otherwise requires, the term "Morgan Stanley" means Morgan Stanley and its consolidated subsidiaries.

(a) In April 2003, Morgan Stanley & Co. Incorporated ("MS&Co."), along with nine other financial services firms operating in the U.S., reached a settlement with the Securities and Exchange Commission ("SEC"), the New York State Attorney General's Office, the New York Stock Exchange ("NYSE"), the National Association of Securities Dealers, Inc. ("NASD"), and the North American Securities Administrators Association (on behalf of state securities regulators) to resolve their investigations relating to alleged research conflicts of interest. Without admitting or denying allegations with respect to violations of certain rules of the NYSE and NASD relating to investment research activities (there were no allegations of fraud or federal securities law violations made against MS&Co.), Morgan Stanley agreed, among other things, to (1) pay $25 million as a penalty, (2) pay $25 million as disgorgement of commissions and other monies, (3) provide $75 million over five years to make available independent third-party research to clients and (4) be permanently enjoined from violating certain rules of the NYSE and NASD relating to investment research activities.

(b) In November 2003, Morgan Stanley DW Inc. ("MSDWI") consented, without admitting or denying the findings, to an entry of an order (the "Order") that resolved the SEC's and NASD's investigations into certain practices relating to MSDWI's offer and sale of certain mutual funds from January 1, 2000 to the date of the Order. Pursuant to the Order, MSDWI was ordered to (1) cease and desist from committing any violations and any future violations of Section 17(a)(2) of the Securities Act of 1933, as amended, and Rule 10b-10 under the Securities Exchange Act of 1934, as amended, (2) distribute for the benefit of certain customers who purchased funds through MSDWI pursuant to marketing arrangements between MSDWI and certain mutual fund complexes the amount of $50 million and (3) make certain disclosures and take certain other actions with respect to proprietary mutual funds.

(c) In November 2004, Morgan Stanley reached a settlement with the SEC to resolve an informal accounting investigation by executing an offer of settlement and agreeing to entry of a cease-and-desist order. The SEC found that Morgan Stanley valued certain impaired aircraft in its aircraft leasing business in late 2001, late 2002 and early 2003, and certain bonds in its high-yield bond portfolio in late 2000, in a manner that did not comply with generally accepted accounting principles, and thus violated financial reporting, recordkeeping and internal control provisions of the federal securities laws. The resolution did not involve any restatement of past financial statements, any monetary penalty or any allegation of fraud.

(d) In December 2004, MS&Co. and MSDWI reached a settlement with the NYSE under which Morgan Stanley executed two stipulations of facts and consent to penalty. The first stipulation was with respect to Morgan Stanley's failure to comply with certain prospectus delivery requirements, operational deficiencies and other matters, and included a fine of $13 million. The second stipulation was with respect to employee defalcations, and included a fine of $6 million.

(e) In January 2005, the SEC announced a settlement with MS&Co. and Goldman Sachs & Co. resolving the SEC's investigation relating to initial public offering ("IPO") allocation practices. The SEC filed a settled civil injunction action in the United States District Court for the District of Columbia against MS&Co. relating to the allocation of stock to institutional customers in IPOs underwritten during 1999 and 2000. Under the terms of the settlement, Morgan Stanley agreed, without admitting or denying the allegations, to the entry of a judgment enjoining it from violating Rule 101 of Regulation M and the payment of a $40 million civil penalty. The court approved the settlement on February 4, 2005. The complaint alleges that MS&Co. violated Rule 101 of Regulation M by attempting to induce certain customers who received allocations of IPOs to place purchase orders for additional shares in the aftermarket.

In addition, MS&Co. and MSDWI have been involved in a number of civil proceedings which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Each of these proceedings was settled by MS&Co. and MSDWI consenting to the entry of an order without admitting or denying the allegations in the complaint. All of such proceedings are reported and summarized in the MS&Co. Form BD and the MSDWI Form BD filed with the SEC, which descriptions are hereby incorporated by reference.

EXHIBIT 2

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of Statement on Schedule 13D (including amendments thereto) with respect to the Class A Common Stock, par value $0.10, of the New York Times Company, a New York corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated: April 18, 2006

Morgan Stanley

/s/ Dennine Bullard

By: Dennine Bullard
Title: Authorized Signatory

Morgan Stanley Investment Management Limited

/s/ Hywel D. George

By: Hywel D. George
Title: Authorized Signatory

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(AMENDMENT NO. 1)

NEW YORK TIMES CO
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

650111107
(CUSIP Number)

Barry Fink, Esq.
Morgan Stanley
1221 Avenue of the Americas
New York, NY 10020
(212) 762-7975
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

July 17, 2006
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

The information required on this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley IRS #36-314-5972		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [(b) [
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[
6	CITIZENSHIP OR PLACE OF ORGANIZATION The state of organization is Delaware.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,411,277	
	8	SHARED VOTING POWER 352	
	9	SOLE DISPOSITIVE POWER 9,541,084	
	10	SHARED DISPOSITIVE POWER 352	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,541,436		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.62%		
14	TYPE OF REPORTING PERSON CO, HC		

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley Investment Management Limited		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [(b) [
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[
6	CITIZENSHIP OR PLACE OF ORGANIZATION The country of citizenship is the United Kingdom.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,105,895	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 8,957,570	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,957,570		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%		
14	TYPE OF REPORTING PERSON IA, CO, HC		

Item 1. Security and Issuer.

This is the first amendment to the original Schedule 13D, which was filed on April 18, 2006.

This statement relates to the Class A common stock, $0.10 par value (the "Class A Common Stock"), of The New York Times Company, a New York corporation (the "Issuer"). The principal executive offices of the Issuer are located at 229 W. 43rd St., New York, New York 10036.

Item 2. Identity and Background.

The information set forth in Item 5 of the original Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a) This statement is filed jointly by the entities listed below which are referred to herein as the "Reporting Persons":

(i) Morgan Stanley, a company organized in the State of Delaware ("MS"); and

(ii) Morgan Stanley Investment Management Limited, a limited company organized under the laws of England and Wales ("MSIM") and is a wholly-owned subsidiary of MS.

Principal business:

(b-c) MS' principal business and principal office is located at 1585 Broadway, New York, NY 10036. MSIM's principal business and principal office is located at 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom. MS is a global financial services firm that maintains leading market positions in each of its business segments - Institutional Securities, Global Wealth Management Group, Asset Management and Discover. MSIM is a wholly-owned subsidiary of MS. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of MS and MSIM is set forth on Schedule A and B, respectively.

(d-e) Neither of the Reporting Persons, nor to the best of the Reporting Persons' knowledge, any of the persons identified on Schedules A or B hereto has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than, in the case of clause (ii), as described in Exhibit 1 hereto.

(f) The citizenship of MS is Delaware and the citizenship of MSIM is the United Kingdom.

Item 4. Purpose of Transaction.

Item 4 of the original Schedule 13D is hereby amended by the addition of the following:

The Reporting Persons are filing this amendment to disclose, as described below, that the Reporting Persons have purchased additional shares of Class A Common Stock.

Item 5. Interest in Securities of the Issuer.

The information set forth in Item 5 of the original Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a) For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), MS may be deemed to beneficially own 9,541,436 shares of Class A Common Stock, or approximately 6.6% of the outstanding shares of Class A Common Stock. MS does not have any voting power over 1,130,159 shares of such Class A Common Stock. MS is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, its investment management business units.

For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSIM may be deemed to beneficially own 8,957,570 shares of Class A Common Stock, or approximately 6.2% of the outstanding shares of Class A Common Stock. MSIM does not have any voting power over 851,675 shares of such Class A Common Stock.

The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

(b) By virtue of the relationship previously reported under Item 2 of this statement, MS may be deemed to have shared voting and dispositive power with respect to the shares of Class A Common Stock owned by MS and MSIM.

(c) During the past 60 days MSIM has effected the transactions in the Class A Common Stock set forth in Schedule C.

(d) By virtue of the relationships described in Item 2 of this statement, MS may be deemed to have the power to direct the receipt of dividends declared on the shares of Class A Common stock held by MSIM and the proceeds from the sale of the shares of Class A Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

Exhibit 2: Joint Filing Agreement*

* Filed with original Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2006

Morgan Stanley

/s/ Dennine Bullard

By: Dennine Bullard
Title: Authorized Signatory

Morgan Stanley Investment Management Limited

/s/ Jackie King

By: Jackie King
Title: Authorized Signatory

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY

The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley and their principal occupations are set forth below. The business address of each of the Directors or Executive Officers is that of Morgan Stanley at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Morgan Stanley and each individual is a United States citizen.

Name, Business Address	Present Principal Occupation
Roy J. Bostock	Chairman of the Partnership for a Drug Free America
Erskine B. Bowles	President of the University of North

	Carolina
*Sir Howard J. Davies(1)	Director, London School of Economics and Political Science
*C. Robert Kidder	Principal, Stonehenge Partners, Inc.
*John J. Mack	Chairman of the Board and Chief Executive Officer
*Donald T. Nicolaisen	Director
*Charles H. Noski	Director
*Hutham S. Olayan	President and Chief Executive Officer of Olayan America Corporation and Director of the Olayan Group
*Charles E. Phillips, Jr.	President and Director of Oracle Corporation
*O. Griffith Sexton	Adjunct Professor of finance at Columbia Business School
*Dr. Laura Andrea Tyson	Dean of the London Business School
*Dr. Klaus Zumwinkel(2)	Chairman of the Board of Management, Deutsche Post AG
Walid A. Chammah	Head of Investment Banking
Jonathan Chenevix-Trench(3)	Chairman, Morgan Stanley International
Zoe Cruz	Co-President
Thomas Daula	Chief Risk Officer
James P. Gorman	President and COO, Global Wealth Management Group

----

(1) Sir Howard Davies is a citizen of the United Kingdom

(2) Klaus Zumwinkel is a German citizen

(3) Jonathan Chenevix-Trench is a citizen of the United Kingdom

David Heleniak	Vice Chairman
Roger C. Hochschild	President and COO, Discover Financial Services
Jerker Johansson(4)	Co-Head of Institutional Sales and Trading

Gary G. Lynch	Chief Legal Officer
Alasdair Morrison(5)	Chairman and CEO, Morgan Stanley Asia
Eileen Murray	Head of Global Operations and Technology
David W. Nelms	Chairman and CEO, Discover Financial Services
Thomas Nides	Chief Administrative Officer and Secretary
Linda Riefler	Chief Talent Officer
Robert W. Scully	Co-President
Neal A. Shear	Co-Head of Institutional Sales and Trading
David H. Sidwell	Executive Vice President and Chief Financial Officer
Cordell G. Spencer(6)	Deputy Head of Investment Banking
Owen D. Thomas	President and COO, Investment Management

* Director

----

(4) Jerker Johansson is a Swedish citizen

(5) Alasdair Morrison is a citizen of the United Kingdom

(6) Cordell Spencer is a Canadian citizen

SCHEDULE B

EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY INVESTMENT MANAGEMENT LIMITED

The names of the Directors and the names and titles of the Executive Officers of MSIM and their principal occupations are set forth below. The business address of each of the Directors or Executive Officers is that of MSIM at 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MSIM and each individual is a citizen of the United Kingdom.

Name, Business Address	Present Principal Occupation*
Michael S. Green	Chief Executive Officer
Hywel D. George	Chief Investment Officer, London Equity Group
J. David Germany	Chief Investment Officer, Fixed Income Group
Peter Wright	Co-Head, International Equity Group
Andrew Onslow	Head of Operations
**Hester Borrie	Head of Sales

* All of the individuals set forth above are Directors.

** Hester Borrie is a Dutch citizen.

SCHEDULE C

MSIM has effected the following sales of Class A Common Stock during the past 60 days:

DATE	AMOUNT	PRICE
5/26/2006	94	$24.61
5/26/2006	153	$24.61
5/26/2006	387	$24.61
5/26/2006	2,245	$24.61
5/26/2006	409	$24.61
5/26/2006	814	$24.61
5/26/2006	1,035	$24.61
5/26/2006	34	$24.61
5/30/2006	269	$24.52
5/30/2006	3,059	$24.52
5/31/2006	238	$24.07
5/31/2006	174	$24.07
6/5/2006	226	$24.03
6/5/2006	127	$24.03
6/5/2006	112	$24.03
6/14/2006	1,938	$22.80
6/14/2006	280	$22.80
6/14/2006	79	$22.80
6/14/2006	36	$22.80
6/14/2006	127	$22.80
6/14/2006	62	$22.80
6/14/2006	2,741	$22.80
6/14/2006	309	$22.80

6/14/2006	1,326	$22.80
6/14/2006	397	$22.80
6/14/2006	635	$22.80
6/14/2006	204	$22.80
6/14/2006	668	$22.80
6/14/2006	77	$22.80
6/14/2006	18	$22.80
6/14/2006	7,411	$22.80
6/20/2006	145	$23.56
6/20/2006	259	$23.53
6/28/2006	2,789	$23.72
6/29/2006	346	$24.35
6/30/2006	1,515	$24.50
6/30/2006	624	$24.35
7/3/2006	319	$24.19
7/3/2006	1,861	$24.19

7/10/2006	1,627	$24.19
7/12/2006	33,982	$24.35
7/12/2006	39	$24.35
7/16/2006	1,921	$23.92

MSIM has effected the following purchases of Class A Common Stock during the past 60 days:

DATE	AMOUNT	PRICE
5/30/2006	496	$24.64
6/1/2006	31,976	$24.32
6/7/2006	6020	$24.11
6/5/2006	247	$24.10
6/13/2006	300	$23.30
6/14/2006	17,790	$22.80
6/19/2006	6,565	$23.77
6/19/2006	35	$23.77
6/21/2006	130,956	$24.26
6/21/2006	18,244	$24.25
6/22/2006	2,500	$24.31
6/22/2006	7,297	$24.44
6/22/2006	223,037	$24.34
6/23/2006	290,918	$23.91
6/23/2006	6,961	$24.03
6/26/2006	2,700	$23.88
6/26/2006	142,654	$23.79
6/27/2006	6,000	$23.79
6/27/2006	7,346	$23.87
6/27/2006	142,654	$23.76
6/28/2006	7,400	$23.77
6/28/2006	7,346	$23.71
6/29/2006	30,654	$23.91
6/29/2006	7,346	$23.87
6/29/2006	7,000	$23.90
6/29/2006	1,515	$24.50
7/5/2006	7,346	$24.00

7/5/2006	3,954	$24.00
7/6/2006	44	$24.41
7/13/2006	5,755	$23.99
7/13/2006	194,245	$23.96
7/14/2006	92,570	$23.82
7/15/2006	7,430	$23.82
7/17/2006	132,856	$23.50
7/17/2006	10,663	$23.49

Other than the transactions described above, to the best of the Reporting Persons' knowledge, none of the executive officers and directors of the Reporting Persons (listed on attached Schedules A and B) nor any other Reporting Person have effected any transactions in the Class A Common Stock during the past 60 days.

EXHIBIT 1

Unless the context otherwise requires, the term "Morgan Stanley" means Morgan Stanley and its consolidated subsidiaries.

(a) In April 2003, Morgan Stanley & Co. Incorporated ("MS&Co."), along with nine other financial services firms operating in the U.S., reached a settlement with the Securities and Exchange Commission ("SEC"), the New York State Attorney General's Office, the New York Stock Exchange ("NYSE"), the National Association of Securities Dealers, Inc. ("NASD"), and the North American Securities Administrators Association (on behalf of state securities regulators) to resolve their investigations relating to alleged research conflicts of interest. Without admitting or denying allegations with respect to violations of certain rules of the NYSE and NASD relating to investment research activities (there were no allegations of fraud or federal securities law violations made against MS&Co.), Morgan Stanley agreed, among other things, to (1) pay $25 million as a penalty, (2) pay $25 million as disgorgement of commissions and other monies, (3) provide $75 million over five years to make available independent third-party research to clients and (4) be permanently enjoined from violating certain rules of the NYSE and NASD relating to investment research activities.

(b) In November 2003, Morgan Stanley DW Inc. ("MSDWI") consented, without admitting or denying the findings, to an entry of an order (the "Order") that resolved the SEC's and NASD's investigations into certain practices relating to MSDWI's offer and sale of certain mutual funds from January 1, 2000 to the date of the Order. Pursuant to the Order,

MSDWI was ordered to (1) cease and desist from committing any violations and any future violations of Section 17(a)(2) of the Securities Act of 1933, as amended, and Rule 10b-10 under the Securities Exchange Act of 1934, as amended, (2) distribute for the benefit of certain customers who purchased funds through MSDWI pursuant to marketing arrangements between MSDWI and certain mutual fund complexes the amount of $50 million and (3) make certain disclosures and take certain other actions with respect to proprietary mutual funds.

(c) In November 2004, Morgan Stanley reached a settlement with the SEC to resolve an informal accounting investigation by executing an offer of settlement and agreeing to entry of a cease-and-desist order. The SEC found that Morgan Stanley valued certain impaired aircraft in its aircraft leasing business in late 2001, late 2002 and early 2003, and certain bonds in its high-yield bond portfolio in late 2000, in a manner that did not comply with generally accepted accounting principles, and thus violated financial reporting, recordkeeping and internal control provisions of the federal securities laws. The resolution did not involve any restatement of past financial statements, any monetary penalty or any allegation of fraud.

(d) In December 2004, MS&Co. and MSDWI reached a settlement with the NYSE under which Morgan Stanley executed two stipulations of facts and consent to penalty. The first stipulation was with respect to Morgan Stanley's failure to comply with certain prospectus delivery requirements, operational deficiencies and other matters, and

included a fine of $13 million. The second stipulation was with respect to employee defalcations, and included a fine of $6 million.

(e) In January 2005, the SEC announced a settlement with MS&Co. and Goldman Sachs & Co. resolving the SEC's investigation relating to initial public offering ("IPO") allocation practices. The SEC filed a settled civil injunction action in the United States District Court for the District of Columbia against MS&Co. relating to the allocation of stock to institutional customers in IPOs underwritten during 1999 and 2000. Under the terms of the settlement, Morgan Stanley agreed, without admitting or denying the allegations, to the entry of a judgment enjoining it from violating Rule 101 of Regulation M and the payment of a $40 million civil penalty. The court approved the settlement on February 4, 2005. The complaint alleges that MS&Co. violated Rule 101 of Regulation M by attempting to induce certain customers who received allocations of IPOs to place purchase orders for additional shares in the aftermarket.

(f) In May 2006, MS&Co. reached a settlement with the SEC, NYSE and NASD relating to its production of email in the research analyst and IPO investigations from December 2000 through at least July 2005. The complaint alleges that Morgan Stanley did not timely produce emails in response to requests in those matters because it did not diligently search for back-up tapes containing responsive emails until 2005, and because it over-wrote back-up tapes potentially containing responsive email until at least December 2002. Without admitting or denying the

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(AMENDMENT NO. 2)

NEW YORK TIMES CO
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

650111107
(CUSIP Number)

Barry Fink, Esq.
Morgan Stanley
1221 Avenue of the Americas
New York, NY 10020
(212) 762-7975

(Name, Address and Telephone Number of Persons Authorized
to Receive Notices and Communications)

October 6, 2006
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

The information required on this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

---

1 NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Morgan Stanley
IRS #36-314-5972

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY	
4	SOURCE OF FUNDS WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)[X]	
6	CITIZENSHIP OR PLACE OF ORGANIZATION The state of organization is Delaware.	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		
	7	SOLE VOTING POWER 9,723,200
	8	SHARED VOTING POWER 2,450
	9	SOLE DISPOSITIVE POWER 10,951,809
	10	SHARED DISPOSITIVE POWER 2,450

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,954,259	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.62%	
14	TYPE OF REPORTING PERSON CO, HC	

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley Investment Management Limited	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY	
4	SOURCE OF FUNDS WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)[ ]	

6	CITIZENSHIP OR PLACE OF ORGANIZATION The country of citizenship is the United Kingdom.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,610,551
	8	SHARED VOTING POWER 352
	9	SOLE DISPOSITIVE POWER 10,830,150
	10	SHARED DISPOSITIVE POWER 352

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,830,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.53%
14	TYPE OF REPORTING PERSON IA, CO, HC

Item 1. Security and Issuer.

This is the second amendment to the original Schedule 13D, which was filed on April 18, 2006.

This statement relates to the Class A common stock, $0.10 par value (the "Class A Common Stock"), of The New York Times Company, a New York corporation (the "Issuer"). The principal executive offices of the Issuer are located at 229 W. 43rd St., New York, New York 10036.

Item 5. Interest in Securities of the Issuer.

The information set forth in Item 5 of the original Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a) For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), MS may be deemed to beneficially own 10,954,259 shares of Class A Common Stock, or approximately 7.6% of the outstanding shares of Class A Common Stock. MS does not have any voting power over 1,228,609 shares of such Class A Common Stock. MS is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, its investment management business units.

For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSIM may be deemed to beneficially own 10,821,555 shares of Class A Common Stock, or approximately 7.53% of the outstanding shares of Class A Common Stock. MSIM does not have any voting power over 1,219,599 shares of such Class A Common Stock.

The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

(b) By virtue of the relationship previously reported under Item 2 of this statement, MS may be deemed to have shared voting and dispositive power with respect to the shares of Class A Common Stock owned by MS and MSIM.

(c) During the past 60 days MSIM has effected the transactions in the Class A Common Stock set forth in Schedule C.

(d) By virtue of the relationships described in Item 2 of this statement, MS may be deemed to have the power to direct the receipt of dividends declared on the shares of Class A Common stock held by MSIM and the proceeds from the sale of the shares of Class A Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

Exhibit 2: Joint Filing Agreement*

* Filed with original Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2006

Morgan Stanley

/s/ Dennine Bullard

By: Dennine Bullard
Title: Authorized Signatory

Morgan Stanley Investment Management Limited

/s/ Hywel George

By: Hywel George
Title: Authorized Signatory

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY

The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley and their principal occupations are set forth below. The business address of each of the Directors or Executive Officers is that of Morgan Stanley at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Morgan Stanley and each individual is a United States citizen.

Name, Business Address	Present Principal Occupation
*Roy J. Bostock	Chairman of the Partnership for a Drug Free America
*Erskine B. Bowles	President of the University of North Carolina
*Sir Howard J. Davies(1)	Director, London School of Economics and Political Science
*C. Robert Kidder	Principal, Stonehenge Partners, Inc.
*John J. Mack	Chairman of the Board and Chief Executive Officer
*Donald T. Nicolaisen	Director
*Charles H. Noski	Director
*Hutham S. Olayan	President and Chief Executive Officer of Olayan America Corporation and Director of the Olayan Group
*Charles E. Phillips, Jr.	President and Director of Oracle Corporation
*O. Griffith Sexton	Adjunct Professor of finance at Columbia Business School
*Dr. Laura Andrea Tyson	Dean of the London Business School
*Dr. Klaus Zumwinkel(2)	Chairman of the Board of Management, Deutsche Post AG
Walid A. Chammah	Head of Investment Banking
Jonathan Chenevix-Trench(3)	Chairman, Morgan Stanley International
Zoe Cruz	Co-President
Thomas Daula	Chief Risk Officer
James P. Gorman	President and COO, Global Wealth Management Group

---

(1) Sir Howard Davies is a citizen of the United Kingdom

(2) Klaus Zumwinkel is a German citizen

(3) Jonathan Chenevix-Trench is a citizen of the United Kingdom

David Heleniak	Vice Chairman
Roger C. Hochschild	President and COO, Discover Financial Services
Jerker Johansson(4)	Co-Head of Institutional Sales and Trading
Gary G. Lynch	Chief Legal Officer
Alasdair Morrison(5)	Chairman, Morgan Stanley Asia
Eileen Murray	Head of Global Operations and Technology
David W. Nelms	Chairman and CEO, Discover Financial Services
Thomas Nides	Chief Administrative Officer and Secretary
Linda Riefler	Chief Talent Officer
Robert W. Scully	Co-President
Neal A. Shear	Co-Head of Institutional Sales and Trading
David H. Sidwell	Executive Vice President and Chief Financial Officer
Cordell G. Spencer(6)	Deputy Head of Investment Banking
Owen D. Thomas	President and COO, Investment Management

* Director

---

(4) Jerker Johansson is a Swedish citizen

(5) Alasdair Morrison is a citizen of the United Kingdom

(6) Cordell Spencer is a Canadian citizen

SCHEDULE C

MSIM has effected the following sales of Class A Common Stock during the past 60 days:

DATE	AMOUNT	PRICE
8/7/06	3,592	$22.08
8/7/06	92,840	$22.08
8/8/06	15,400	$22.14
8/9/06	28	$22.15
8/9/06	420	$22.15
8/16/06	508	$22.25
8/25/06	2,337	$22.12
8/30/06	705	$22.39
8/30/06	4,065	$22.39
9/1/06	6,133	$22.60
9/5/06	16,821	$22.62
9/6/06	16,821	$22.62
9/13/06	88,939	$23.11
9/15/06	209	$23.01
9/15/06	100	$23.00
9/19/06	394	$23.00
9/20/06	1,107	$22.96
9/21/06	38,439	$23.07
9/29/06	50	$22.83
9/29/06	178	$22.83
10/3/06	203	$22.53
10/5/06	148	$22.50
10/5/06	6	$22.45
10/6/06	4,832	$22.73

MSIM has effected the following purchases of Class A Common Stock during the past 60 days:

DATE	AMOUNT	PRICE
08/09/06	78	$22.15
08/09/06	336	$22.11
08/09/06	23,435	$22.20
08/11/06	5,997	$22.49
08/11/06	1,196	$22.48
08/16/06	508	$22.25
08/16/06	89,633	$21.96
08/16/06	1,796	$21.96
08/16/06	19,084	$21.96
08/16/06	3,835	$21.96
08/16/06	11,380	$21.96
08/16/06	13,127	$21.96
08/21/06	21,326	$22.03
08/21/06	31,321	$22.03
08/23/06	44,717	$21.88
08/23/06	6,405	$21.88
08/30/06	38,698	$22.77
08/30/06	200	$22.50
08/31/06	6,773	$22.84
08/31/06	120	$22.84
08/31/06	4,170	$22.84
08/31/06	8,276	$22.84

08/31/06	78,501	$22.84
08/31/06	25	$22.84
08/31/06	6,540	$22.84
08/31/06	67	$22.84
08/31/06	100	$22.91
09/01/06	239	$22.65
09/01/06	180	$22.65
09/11/06	24,319	$22.14
09/11/06	16,905	$22.14
09/12/06	412	$21.93
09/13/06	947	$23.37
09/15/06	88,620	$22.99
09/18/06	874	$23.11
09/18/06	8,313	$23.11
09/19/06	141,801	$22.83
09/07/06	19	$22.36
09/15/06	16	$22.94
09/18/06	6	$23.06
09/22/06	51,148	$22.10
09/22/06	18,211	$22.10
09/26/06	16	$22.44
09/26/06	700	$22.35
09/26/06	12,781	$22.34
09/28/06	151	$22.67
09/28/06	157	$22.67

09/28/06	294	$22.67
10/03/06	10,333	$22.58
10/03/06	52	$22.45
10/05/06	5,247	$22.58
10/05/06	51,557	$22.80
10/05/06	21,331	$22.80

Other than the transactions described above, to the best of the Reporting Persons' knowledge, none of the executive officers and directors of the Reporting Persons (listed on attached Schedules A and B) nor any other Reporting Person have effected any transactions in the Class A Common Stock during the past 60 days.

THE NEW YORK TIMES COMPANY

Certificate of Incorporation

As Amended and Restated on
September 29, 1993;
and As Amended on
June 19, 1998

CERTIFICATE OF INCORPORATION
of
THE NEW YORK TIMES COMPANY*

FIRST

The name of the proposed corporation is The New York Times Company.

SECOND

The objects for which it is to be formed are as follows:

1. The business of printing, publishing and selling newspapers, books, pamphlets and other publications, gathering, transmitting and supplying news reports, general job printing, and any and all other business incidental to the foregoing or any of them or thereunto pertaining or proper in connection therewith.

2. To purchase, take on lease or in exchange, hire or otherwise acquire any real or personal property, rights or privileges suitable or convenient for any purpose of its business, and to erect and construct, make, improve or aid or subscribe towards the construction, erection, making and improvement of any building institution, machinery or other appliance insofar as the same may be appurtenant to or useful for the conduct of the business above specified, but only to the extent to which the Corporation may be authorized under the laws of the State of New York or of the United States.

3. To acquire and carry on all or any part of the business or property of any corporation engaged in a business similar to that authorized to be conducted by this Corporation, and to undertake in conjunction therewith any liabilities of any person, firm, association or corporation possessed of property suitable for any of the purposes of this Corporation, or for carrying on any business which this Corporation is authorized to conduct, and as the consideration for the same to pay cash or to issue shares, stock or obligations of this Corporation.

4. To purchase, subscribe for or otherwise acquire, hold and dispose of the shares, stock or obligations of any corporation organized under the laws of this state or any other state, or of any territory of the United States or of any foreign country, except moneyed corporations, insofar as the same may be useful for the conduct of the business of this Corporation and incidental to or proper in connection therewith, and to issue in exchange therefor its stock, bonds or other obligations.

5. To borrow or raise money for any of the aforementioned purposes of this Corporation, and to secure the same and the interest thereon accruing, or for any purpose, to mortgage or charge the undertaking, or all or any part of the property, present or after acquired, subject to the limitations herein expressed, and to create, issue, make, draw, accept and negotiate debentures or debenture stock, mortgage bonds, promissory notes or other obligations or negotiable instruments.

6. To guarantee the payment of dividends or interest on any shares, stocks or debentures or other securities issued by, or any other contract or obligation of any corporation whenever proper or necessary for the business of this Corporation, provided the required authority be first obtained for that purpose.

7. To do any and all such other things as are incidental or conducive to the attainment of the above-mentioned objects.

THIRD

The Capital Stock is to consist of 301,049,602 shares, of which 200,000 shares of the par value of One Dollar ($1) each shall be Serial Preferred Stock, 300,000,000 shares of the par value of Ten Cents (10¢) each shall be Class A Common Stock and 849,602 shares of the par value of Ten Cents (10¢) each shall be Class B Common Stock.

---

* Restated to reflect amendments effective June 19, 1998.

FOURTH

The designations, preferences, privileges and voting powers of the shares of each class and the restrictions or qualifications thereof are as follows:

(I) (a) Subject to applicable provisions of law and to the provisions of this Certificate of Incorporation, authority is hereby expressly granted to and vested in the Board of Directors, to the extent permitted by and upon compliance with the provisions set forth in the law of the State of New York, to issue the Serial Preferred Stock from time to time in one or more series, each series to have such relative rights, preferences, limitations or restrictions, and bear such designations, as shall be determined and stated prior to the issuance of any shares of any such series in and by a resolution or resolutions of the Board of Directors authorizing the issuance of such series, including without limitation:

(1) The number of shares to constitute such series and the distinctive designation thereof;

(2) The dividend rate or rates to which the shares of such series shall be entitled and whether dividends shall be cumulative and, if so, the date from which dividends shall accumulate, and the quarterly dates on which dividends, if declared, shall be payable;

(3) Whether the shares of such series shall be redeemable, the limitations and restrictions in respect of such redemptions, the manner of selecting shares of such series for redemption if less than all shares are to be redeemed, and the amount per share, including the premium, if any, which the holders of shares of such series shall be entitled to receive upon the redemption thereof, which amount may vary at different redemption dates and may be different in respect of shares redeemed through the operation of any retirement or sinking fund and in respect of shares otherwise redeemed;

(4) Whether the holders of shares of such series shall be entitled to receive, in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, an amount equal to the dividends accumulated and unpaid thereon, whether or not earned or declared, but without interest;

(5) Whether the shares of such series shall be subject to the operation of a purchase, retirement or sinking fund and, if so, whether such fund shall be cumulative or noncumulative, the extent to and the manner in which such fund shall be applied to the purchase or redemption of the shares of such series for retirement or to other corporate purposes, and the terms and provisions in respect of the operation thereof;

(6) Whether the shares of such series shall be convertible into, or exchangeable for, shares of stock of any other class or series thereof or of any other series of the same class, and if so convertible or exchangeable, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same;

(7) The voting powers, if any, of the shares of such series in addition to the voting powers provided by law;

(8) Any other rights, preferences, limitations or restrictions not inconsistent with law or the provisions of this Certificate of Incorporation.

(b) All shares of any one series of Serial Preferred Stock shall be identical with each other in all respects, except that in respect of any series entitled to cumulative dividends, shares of such series issued at different times may differ as to the dates from which such dividends shall be cumulative.

(c) The shares of Serial Preferred Stock shall be issued for a consideration of at least One Hundred Dollars ($100) per share, and the stated capital allocable to each such issued share shall be at least One Hundred Dollars ($100).

(II) The holders of the Class A Common Stock shall be entitled to one vote for each share thereof held by them in the election of 30% of the Board of Directors proposed to be elected at any meeting of stockholders held for that purpose (or the nearest larger whole number if such percentage is not a whole number) voting separately and as a class; and the holders of the Class B Common Stock shall be entitled to one vote for each share held by them in the election of the balance of the Board of Directors proposed to be elected at any such meeting, voting separately and as a class. Nothing herein shall be deemed to limit the authority of the Board of Directors with respect to the voting powers of any series of Serial Preferred Stock which may be issued pursuant to paragraph (I) of this Article FOURTH.

(III) The holders of the Class A Common Stock, the holders of the Class B Common Stock, and (to the extent determined by the Board of Directors in determining the rights of any series of Serial Preferred Stock issued pursuant to paragraph I hereof) the holders of shares of any series of Serial Preferred Stock shall be entitled to one vote per share, voting together and not as separate classes, upon:

(1) The matters specifically set forth in paragraph V of this Article FOURTH;

(2) Any proposal submitted to a vote of shareholders in connection with the ratification of the selection of independent certified public accountants to serve as auditors of the Company.

(IV) Except as provided in paragraphs I, II and III of this Article FOURTH and as otherwise required by the laws of the State of New York, the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock, the holders of Class B Common Stock to be entitled to 1 vote for each 1 share thereof held upon all matters requiring a vote of stockholders of the Corporation and the holders of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of stockholders or to have notice thereof.

(V) Authorization by a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon shall be required for any one or more of the following actions, unless the Corporation shall, prior to any such action, receive in writing the consent of any stock exchange upon which any stock of the Corporation may be listed to such action without authorization of stockholders, or unless at the time of such action no shares of stock of the Corporation are listed upon any stock exchange:

(1) Reservation of any shares of capital stock of the Corporation for options granted or to be granted to officers, directors or employees of the Corporation:

(2) The acquisition of the stock or assets of any other company in the following circumstances:

(a) If any officer, director or holder of 10% or more of any class of shares of voting securities of the Corporation has an interest, directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction;

(b) If the transaction involves the issuance of Class A Common Stock or Class B Common Stock or securities convertible into either, or any combination of the three, and if the aggregate number of shares of Common Stock so to be issued together with the Common Stock which could be issued upon conversion of such securities approximates (in the reasonable judgment of the Board of Directors) 20% of the aggregate number of shares of Class A Common Stock and Class B Common Stock outstanding immediately prior to such transaction; or

(c) If the transaction involves issuance of Class A Common Stock or Class B Common Stock and any additional consideration, and if the value of the aggregate consideration so to be issued (including the value of any Common Stock which may be issuable in the future in accordance with the terms of the transaction) has in the reasonable judgment of the Board of Directors a combined fair value of approximately 20% or more of the aggregate market value of shares of Class A Common Stock and Class B Common Stock outstanding immediately prior to such transaction.

(VI) Except for the holders of Class B Common Stock, no holder of any share of any class of stock of the Corporation shall have any preemptive or other rights to subscribe for or purchase any shares of any class or any notes, debentures, bonds or any other securities of the Corporation, whether now or hereafter authorized and whether or not convertible into, or evidencing or carrying options, warrants or rights to purchase shares of any class or any notes, debentures, bonds or any other securities now or hereafter authorized, and whether the same shall be issued for cash, services or property, or by way of dividend or otherwise.

(VII) Whenever any shares of Class A Common Stock or Class B Common Stock of the Corporation shall have been redeemed, purchased or otherwise reacquired, the Board of Directors shall be authorized either to eliminate such shares from the authorized number of shares of the Corporation or to restore such shares to the status of authorized but unissued shares.

(VIII) (1) Each share of Class B Common Stock may at any time be converted, at the option of the holder thereof, into one fully paid and non-assessable (except to the extent provided in Section 630 of the Business Corporation Law) share of Class A Common Stock. Such right shall be exercised by the surrender of the certificate representing such share of Class B Common Stock to be converted at the office of the transfer agent of the Corporation (the "Transfer Agent") during normal business hours accompanied by a written notice of the election by the holder thereof to convert and (if so required by the Corporation or the Transfer Agent) an instrument of transfer, in form satisfactory to the Corporation and to the Transfer Agent, duly executed by such holder or his duly authorized attorney, and funds in the amount of any applicable transfer tax (unless provision satisfactory to the Corporation is otherwise made therefor), if required pursuant to subparagraph (3) below.

(2) As promptly as practicable after the surrender for conversion of a certificate representing shares of Class B Common Stock in the manner provided in subparagraph (1) above and the payment in cash of any amount required by the provisions of subparagraphs (1) and (3), the Corporation will deliver or cause to be delivered at the office of the Transfer Agent to or upon the written order of the holder of such certificate, a certificate or certificates representing the number of fully paid and non-assessable (except to the extent provided in Section 630 of the Business Corporation Law) shares of Class A Common Stock issuable upon such conversion, issued in such name or names as such holder may direct. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of the surrender of the certificate representing shares of Class B Common Stock, and all rights of the holder of such shares of Class B Common Stock as such holder shall cease at such time and the person or persons in whose name or names the certificate or certificates representing the shares of Class A Common Stock are to be issued shall be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock at such time; provided, however, that any such surrender and payment on any date when the stock transfer books of the Corporation shall be closed shall constitute the person or persons in whose name or names the certificate or certificates representing shares of Class A Common Stock are to be issued as the record holder or holders thereof for all purposes immediately prior to the close of business on the next succeeding day on which such stock transfer books are open.

(3) The issuance of certificates for shares of Class A Common Stock upon conversion of shares of Class B Common Stock shall be made without charge for any stamp or other similar tax in respect of such issuance. However, if any such certificate is to be issued in a name other than that of the holder of the share or shares of Class B Common Stock converted, the person or persons requesting the issuance thereof shall pay to the Corporation the amount of any tax which may be payable in respect of any transfer involved in such issuance, or shall establish to the satisfaction of the Corporation that such tax has been paid.

(4) When shares of Class B Common Stock have been converted, they shall be cancelled and not reissued.

FIFTH

The amount with which said Corporation shall commence business is the sum of Seven Hundred Dollars ($700).

SIXTH

The Secretary of State is designated as agent for the service of process.

The principal office of the Corporation shall be located in the City of New York, County of New York and State of New York, and the address to which the Secretary of State shall mail a copy of process in any action or proceeding against the Corporation which may be served on him is 229 West 43d Street, New York, N.Y.

SEVENTH

The duration of the Corporation shall be perpetual.

EIGHTH

The number of directors of the Corporation shall be not less than three nor more than eighteen, each of whom shall hold at least one share of Capital Stock.

NINTH

No director of the Corporation shall be personally liable to the Corporation or its stockholders for damages for any breach of duty as a director; provided that this Article NINTH shall neither eliminate nor limit liability: (a) if a judgment or other final adjudication adverse to such director establishes that his or her acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled or that his or her acts violated Section 719 of the Business Corporation Law; or (b) for any act or omission prior to the effectiveness of this Article NINTH. Any repeal of or modification to the provisions of this Article NINTH shall not adversely affect any right or protection of a director of the Corporation existing pursuant to this Article NINTH immediately prior to such repeal or modification.

NEW YORK TIMES CO (NYT)

229 W 43RD ST
NEW YORK, NY 10036
212. 556.1234

NO ACT

NO ACTION LETTER
Filed on 01/03/2003


GSI

PR



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2003

Rhonda L. Brauer
Secretary & Senior Counsel
The New York Times Company
229 West 43rd Street
New York, NY 10036

Act 1934
Section
Rule 14A-8
Public Availability 1-3-2003

RE: The New York Times Company
Incoming letter dated December 13, 2002

Dear Ms. Brauer:

This is in response to your letter dated December 13, 2002 concerning the shareholder proposal submitted to the New York Times Company by Ralph Jaffe. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Mr. Ralph Jaffe
7618 Carla Road
Baltimore, MD 21208

January 3, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The New York Times Company
Incoming letter dated December 13, 2002

The proposal relates to protection of the rights of minority shareholders and establishment of an independent auditor to review the annual financial reports of the company.

There appears to be some basis for your view that the New York Times may exclude the proposal under rule 14a-8(b). You represent that holders of the New York Times' Class A stock are entitled to vote only on certain matters which do not include the subject of this proposal. Rule 14a-8(b) requires that in order to be eligible to have a proposal included, a shareholder must hold "at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal." Accordingly, we will not recommend enforcement action to the Commission if the New York Times omits the proposal from its proxy materials in reliance on rule 14a-8(b).

Sincerely,



Jennifer Bowes
Attorney-Advisor

RECEIVED
2002 DEC 13 PM 12: 01
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

The New York Times
Company 

Rhonda L. Brauer
Secretary & Senior Counsel

229 West 43rd Street
New York, NY 10036

tel 212.556-7127
fax 212.556-4634
brauerr@nytimes.com

December 13, 2002

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
Judiciary Plaza Building
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The New York Times Company File No. 1-5837

Ladies and Gentlemen:

The New York Times Company (the "Company") has received a letter from Mr. Ralph Jaffe (the "Proponent") requesting that a proposal (the "Proposal") be included in the Company's proxy soliciting material for its 2003 Annual Meeting of Stockholders to be held on April 15, 2003. A copy of the Proponent's letter, which includes the Proposal, is attached as Exhibit A.

The Company believes that the Proposal may be omitted from the proxy soliciting material for its next annual meeting because, among other reasons, the Proponent, as a holder of Class A Common Stock, is not the owner of "...securities entitled to be voted on the [Proposal] at the meeting..." as is required by the SEC's Rule 14a-8(b)(1).

The Company has two classes of voting stock outstanding: Class A and Class B Common Stock. Since the Class A Common Stock is the class that is publicly traded, it is presumably the class of stock held by the Proponent. Class A Common Stock has limited voting rights, which, in summary, entitle the holders of Class A Common Stock (the "Class A Stockholders") to vote for the election of 30% of the Company's board of directors, and on the ratification of the selection of the Company's independent certified public accountants, certain acquisitions, and reservations of the Company's stock for options to be granted to officers, directors and employees.

Except as outlined above, and except as otherwise provided by the laws of the State of New York, the Company's Certificate of Incorporation, a copy of which is attached hereto as Exhibit B, provides that:

"...the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock...and the holders...of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of the stockholders or to have notice thereof." (See Paragraph (XI) of Article Fourth of the Company's Certificate of Incorporation.)

As a result of these limited voting rights of the Class A Stockholders, which are set forth in detail in Article Fourth, Paragraphs (IX) to (XII), of the Company's Certificate of Incorporation, the Class A Stockholders, including the Proponent, would not be entitled to vote upon the Proposal in the event it were submitted to the vote of the stockholders of the Company. Thus, the Proposal may properly be omitted from the proxy material pursuant to Rule 14a-8(b)(1).

Class A Stockholders of the Company have on prior occasions sought to introduce proposals for consideration at annual meetings of the Company respecting matters on which they were not entitled to vote. In each instance, the staff has agreed with the Company that such proposals could properly be omitted from the proxy statement since the proponents of such proposals, as Class A Stockholders, were unable to satisfy the requirement of Rule 14a-8 that they be entitled to vote at the Company's annual meeting on the proposals they intended to present for action. (See SEC letters to The New York Times Company available December 21, 1998, December 19, 1997, February 24, 1997, December 28, 1994, December 22, 1993, January 17, 1992, January 22, 1991, January 4, 1991, January 16, 1981, December 22, 1980, January 4, 1979, November 9, 1978, March 25, 1975, and April 1, 1974, attached hereto as Exhibit C.)

For the foregoing reasons, the Company believes that the Proposal may properly be omitted from its 2003 proxy material, and intends to do so. The Company reserves the right, should it be necessary, to present additional reasons for omitting the Proposal.

A copy of this letter, together with the enclosures, is being mailed to the proponent.

Very truly yours,



Rhonda L. Brauer

cc: Mr. Ralph Jaffe

EXHIBIT A

Ralph Jaffe 7618 Carla Road Baltimore, MD 21208 410.602.7890

July 29, 2002

Arthur Sulzberger, Jr.
Chairman of the Board
New York Times
229 West 43rd Street
New York, New York 10036

Dear Mr. Sulzberger, Jr.,

I am requesting that the following proposals, in the form of a proxy, be submitted to the stockholders of the New York Times Company for their vote with the results tabulated by the time of the next appropriate stockholders' meeting.

Proposal 1 - The creation of a new department for the sole purpose of protecting the rights of minority shareholders.

Proposal 2 - The establishment of an independent auditor/ombudsman to review the accuracy of the annual financial reports of the New York Times.

I have been a stockholder in New York Times for more than seven years. My interaction with officials of this company have convinced me that these recommendations are sorely needed in order to protect the rights and investments of minority stockholders.

Should I not receive a positive response to my request ~~within the next ten days~~ by August 20, I will proceed to file a formal complaint with the Securities and Exchange Commission.

Sincerely,



Ralph Jaffe

cc: Harvey Pitt, Chairman of Securities & Exchange Commission
Senator Paul Sarbanes, Chairman Senate Banking Committee
Congressman Benjamin Cardin
Rhonda Brauer, Assistant Secretary & Senior Counsel, New York Times

NEW YORK TIMES CO (NYT)

229 W 43RD ST
NEW YORK, NY 10036
212. 556.1234

NO ACT

NO ACTION LETTER
Filed on 12/21/1998 - Period: 12/14/1998
File Number 001-05837


GSI

P/C



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 1998

1934
14A-8
12-21-98

Laura J. Corwin
Vice President and Corporate Secretary
The New York Times Company
229 West 43 Street
New York, New York 10036

Re: The New York Times Company
Incoming letter dated December 14, 1998

Dear Ms. Corwin:

This is in response to your letter dated December 14, 1998 concerning the shareholder proposal submitted by The Newspaper Guild-CWA to the New York Times. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Catherine T. Dixon

Catherine T. Dixon
Chief Counsel

Enclosures

cc: Linda Foley, President
The Newspaper Guild - CWA
501 Third Street, NW, 2nd Floor
Washington, D.C. 20001-2797

December 21, 1998

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The New York Times Company
Incoming letter dated December 14, 1998

The proposal relates to the New York Times adopting the "Monterey Principles".

There appears to be some basis for your view that the New York Times may exclude the proposal under rule 14a-8(f). You represent that holders of the New York Times' Class A stock are entitled to vote only on certain matters which do not include the subject of this proposal. Rule 14a-8(b) requires that in order to be eligible to have a proposal included, a shareholder must hold, "at least $2,000 in market value, or 1%,of the company's securities entitled to be voted on the proposal..." Accordingly, we will not recommend enforcement action to the Commission if the New York Times omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



Carolyn Sherman
Special Counsel

Securities Exchange Act of 1934
Section 14; Rule 14a-8

THE NEW YORK TIMES COMPANY
229 WEST 43 STREET
NEW YORK, N.Y. 10036

LAURA J. CORWIN
VICE PRESIDENT
AND
CORPORATE SECRETARY

212 556-5995
TELECOPIER NUMBER
212 556-4634

December 14, 1998

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
Judiciary Plaza Building
450 Fifth Street, N.W.
Washington, DC 20549

Re: The New York Times Company
File No. 1-5837

Ladies and Gentlemen:

The New York Times Company (the "Company") has received a letter from The Newspaper Guild-CWA (the "Proponent"), requesting that a proposal (the "Proposal") be included in the Company's proxy soliciting material for its 1999 Annual Meeting of Shareholders to be held on or about April 15, 1999. A copy of the Proponent's letter and the Proposal is attached as Exhibit A.

The Proponent states in its letter that it is the beneficial owner of 116 shares of Class A Common Stock of the Company, and has been for a period of over one year.

The Company believes the Proposal may be omitted from the proxy soliciting material for its next annual meeting because, among other reasons, the Proponent, as a holder of Class A Common Stock of the Company, is not the owner of "securities entitled to be voted on the proposal at the meeting . . ." as is required by the Securities and Exchange Commission's Rule 14a-8(b)(2) (Question 2).

The Company has two classes of voting stock outstanding: Class A and Class B Common Stock. The shares held by the Proponent are Class A Common Stock. The Class A Common Stock has limited voting rights, which, in summary, entitle Class A Stockholders to vote for the election of 30% of the Company's board of directors, ratification of the selection of the Company's independent certified public accountants, certain acquisitions and the reservation of stock for options to be granted to officers, directors or employees.

Except as outlined above, and except as otherwise provided by the laws of the State of New York, the Company's Certificate of Incorporation, a copy of which is attached hereto as Exhibit B, provides that:

> ". . . the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock . . . and the holders of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of stockholders or to have notice thereof."

(See Paragraph (IV) of Article Fourth of the Company's Certificate of Incorporation.)

As a result of these limited voting rights of the Class A Common Stock, which are set forth in detail in Article Fourth, Paragraphs (II) to (V), of the Company's Certificate of Incorporation, the holders of Class A Common Stock, including the Proponent, would not be entitled to vote upon the Proposal in the event it were submitted to the vote of the stockholders of the Company. Thus, the Proposal may properly be omitted from the proxy material pursuant to Rule 14a-8(b)(2).

Class A Stockholders of the Company have on prior occasions sought to introduce proposals for consideration at an annual meeting of the Company respecting matters on which they were not entitled to vote. In each instance, the Division of Corporation Finance has agreed with the Company that such proposals could properly be omitted from the proxy statement since such proponents, as holders of the Class A Common Stock, were unable to satisfy the requirement of Rule 14a-8 that they be entitled to vote at the Company's meeting on the proposals they intended to present for action. (See the letters to The New York Times Company, available December 19, 1997, December 19, 1997, February 24, 1997, December 28, 1994, December 22, 1993, January 17, 1992, January 22, 1991, January 4, 1991, January 16, 1981, December 22, 1980, January 4, 1979, November 9, 1978, March 25, 1975 and April 1, 1974, attached hereto as Exhibit C.)

* * *

Based on the foregoing, the management of the Company believes that the Proposal submitted by the Proponent may be properly omitted from its 1999 proxy material on the same grounds referred to in the above correspondence and intends to omit the same from its 1999 proxy material. The Company reserves the right, should it be necessary, to present additional reasons for omitting the Proposal.

In accordance with Release No. 33-6269 (December 5, 1980), seven additional copies of this letter are enclosed. If you have any questions with respect to the foregoing, please call me at (212) 556-5995.

A copy of this letter, together with the enclosures, is being mailed to the Proponent.

Very truly yours,



Laura J. Corwin

Enclosures

cc: The Newspaper Guild-CWA
Linda Foley, President


THE NEWSPAPER GUILD
TNG
COMMUNICATIONS WORKERS OF AMERICA

November 3, 1998

Ms. Laura J. Corwin
Vice President and Corporate Secretary
New York Times Co.
229 West 43rd Street
New York, NY 10036

Re: Submission of Shareholder Proposal

Dear Ms. Corwin:

On behalf of The Newspaper Guild - CWA ("Guild"), I hereby submit the enclosed Shareholder Proposal ("Proposal") for inclusion in the New York Times Co. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders in 1999. The Proposal is submitted under Rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations.

The Guild is the beneficial owner of 116 shares of New York Times Class A stock, with a total market value in excess of $2,000, held continuously for more than a year prior to this date of submission. Verification of stock ownership is attached.

The Guild intends to continue to own Company stock through the date of the Company's 1999 annual meeting. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

Sincerely,

Linda Foley
President

Enclosure

LKF/mf

501 Third Street, NW, 2nd Floor, Washington, D.C. 20001-2797
202-434-7177 (fax) 202-434-1472 www.newsguild.org

Shareholder Proposal

Resolved, the shareholders request that the Board of Directors adopt the following "Monterey Principles" as part of the Company's executive compensation policies in order to demonstrate the Board's commitment to continuous improvement in the standards of the newspaper industry, direct the Compensation Committee to review and monitor the implementation of these principles, and thereby provide for rewarding executives through performance-based awards for taking steps to achieve the goals that are contained in these principles.

1. The company must be accountable to the communities in which it publishes.

2. The company must continue to be fair, responsible and law-abiding in its dealings with local advertisers, vendors, employees and communities.

3. The company must dedicate adequate resources to news coverage in order to ensure that the public has a quality product providing information needed to make informed civic decisions.

4. The company must uphold freedom of speech and the press, and avoid corporate censorship of news.

5. The company's newspaper content must reflect the diversity of the communities that it serves.

Statement of Support

The need to emphasize these principles, and to reward executives who carry them out is heightened by shrinking newspaper readership, increasing competition from local television news, and competition by new electronic media. In the 1960s more than eighty percent of adults read a daily paper. By the 1990s, this had fallen to sixty percent. This company can respond to these trends by producing quality products and acting as a responsible corporate citizen.

In his book, "The Chain Gang," Richard McCord alleges that one news company's predatory advertising and reporting practices took unreasonable gains out of the communities for the sake of corporate profits. He describes how these practices hurt local businesses. The adoption of the above principles will encourage our company to act responsibly in the communities it serves, and to avoid the practice or appearance of such predatory practices.

A quality product is particularly important. 1997 article, "What Happens When Gannett Takes Over," by Sig Gissler in the *Columbia Journalism Review*, provides the kind of comment that we can ill afford if we are to retain and build a public market for our newspapers. Although the article includes some praise of the corporation, much of the criticism supports a growing public perception that the newspapers of today have abandoned aggressive, comprehensive and responsible journalism for "bottom-line thinking."

A corporation is not built simply by purchasing equipment and investing in property. It must invest in local communities, regions, states and personnel. Adoption of the principles by the Board will enhance adherence to sound business practices by our executives, help answer threats to our company's place in the publishing world and ultimately, protect our investment.

NEW YORK TIMES CO (NYT)

229 W 43RD ST
NEW YORK, NY 10036
212. 556.1234

NO ACT

NO ACTION LETTER
Filed on 12/19/1997 - Period: 12/05/1997
File Number 001-05837



December 19, 1997

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: New York Times Co. (the "Company")
Incoming letter dated December 5, 1997

The proposal mandates that the Company report on an investigation that was subject of an article in the Boston Globe.

There appears to be some basis for your view that the proposal is excludable from the Company's proxy materials under rule 14a-8(a)(1). That rule provides that, at the time a shareholder submits a proposal, he or she must have continuously held for at least one year 1% or $1,000 worth of the Company's securities entitled to be voted on the proposal. The Company indicates that the proponent's shares have limited voting rights, which do not include the right to vote on the proposal. Accordingly, the Division will not recommend enforcement action to the Commission if the Company omits its proposal from its proxy materials.

Sincerely,



Frank G. Zarb, Jr.
Special Counsel

Securities Exchange Act of 1934
Section 14; Rule 14a-8

6

THE NEW YORK TIMES COMPANY
229 WEST 43 STREET
NEW YORK, N.Y. 10036

000010

LAURA J. CORWIN
VICE PRESIDENT
AND
CORPORATE SECRETARY

212 556-5995
TELECOPIER NUMBER
212 556-4634

December 5, 1997


SEC MAIL PROCESSING
RECEIVED
DEC 0 8 1997
352

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
Judiciary Plaza Building
450 Fifth Street, N.W.
Washington, DC 20549

Re: The New York Times Company
File No. 1-5837

Ladies and Gentlemen:

The New York Times Company (the "Company") has received a letter signed by Mr. John Jennings Crapo (the "Proponent"), requesting that a proposal (the "Proposal") be included in the Company's proxy soliciting material for its 1998 Annual Meeting of Shareholders to be held on or about April 16, 1998. A copy of the Proponent's letter, which includes the Proposal, is attached as Exhibit A.

The Proponent stated in his letter that he is the beneficial owner of 35 shares of Class A Common Stock of the Company, and has been for a period of over one year.

The Company believes the Proposal may be omitted from the proxy soliciting material for its next annual meeting because, among other reasons, the Proponent, as a holder of Class A Common Stock of the Company, is not the "owner of . . . securities entitled to be voted on the Proposal at the meeting . . ." as is required by the Securities and Exchange Commission's Rule 14a-8(a)(1).

The Company has two classes of voting stock outstanding: Class A and Class B Common Stock. The shares held by the Proponent are Class A Common Stock. The Class A Common Stock has limited voting rights, which, in summary, entitle Class A Stockholders to vote for the election of 30% of the Company's board of directors, ratification of the selection of the Company's independent certified public accountants, certain acquisitions and the reservation of stock for options to be granted to officers, directors or employees.

Except as outlined above, and except as otherwise provided by the laws of the State of New York, the Company's Certificate of Incorporation, a copy of which is attached hereto as Exhibit B, provides that:

> "... the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock ... and the holders of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of the stockholders or to have notice thereof."

(See Paragraph (XI) of Article Fourth of the Company's Certificate of Incorporation.)

As a result of these limited voting rights of the Class A Common Stock, which are set forth in detail in Article Fourth, Paragraphs (IX) to (XII), of the Company's Certificate of Incorporation, the holders of Class A Common Stock, including the Proponent, would not be entitled to vote upon the Proposal in the event it were submitted to the vote of the stockholders of the Company. Thus, the Proposal may properly be omitted from the proxy material pursuant to paragraph (a)(1) of Rule 14a-8.

Class A Stockholders of the Company have on prior occasions sought to introduce proposals for consideration at an annual meeting of the Company respecting matters on which they were not entitled to vote. In each instance, the Division of Corporation Finance has agreed with the Company that such proposals could properly be omitted from the proxy statement since such proponents, as holders of the Class A Common Stock, were unable to satisfy the requirement of Rule 14a-8(a)(1) that they be entitled to vote at the Company's meeting on the proposals they intended to present for action. (See the letters to The New York Times Company, available December 28, 1994, January 17, 1992, January 22, 1991, January 4, 1991, January 16, 1981, December 22, 1980, January 4, 1979, November 9, 1978, March 25, 1975 and April 1, 1974, attached hereto as Exhibit C.)

* * *

Based on the foregoing, the management of the Company believes that the Proposal submitted by the Proponent may be properly omitted from its 1998 proxy material on the same grounds referred to in the above correspondence and intends to omit the same from its 1998 proxy material. The Company reserves the right, should it be necessary, to present additional reasons for omitting the Proposal.

000012

In accordance with Release No. 33-6269 (December 5, 1980), seven additional copies of this letter are enclosed. If you have any questions with respect to the foregoing, please call me at (212) 556-5995.

A copy of this letter, together with the enclosures, is being mailed to the Proponent.

Very truly yours,



Laura J. Corwin

Enclosures

cc: John Jennings Crapo

[Mr] John Jennings Crapo
POST OFFICE BOX 151
CAMBRIDGE MA 02140-0002
October 01 1997(Thursday) 11:30 A.M.

Via Certified Mail
#P 233 892 413
RETURN RECEIPT REQUESTED

NEW YORK TIMES COMPNY
Laura J. Corvin, Esq., Secretary
of her Successor as Company
Secretary, THE NEW YORK TIMES COMPANY,
229 WEST 43D STREET
NEW YORK CITY NY 10036

RE: Enclosed Shareholder Proposal FOR CONSIDERATION AT THE NEXT MEETING OF SHAREHOLDERS, THE NEW YORK TIMES COMPANY

Dear Company Secretary:

I've thirty-five CLASS A Shares of the common stock New York Times Company which I've held over one year and which are now a market value in excess $1,000. At next stockholder meeting I plan to present the stockholder proposal. In event you have a special meeting of stockholders which will convene before the next annual meeting of stockholders it is my expressed intention this proposal be introduced into the proxy statement of the special meeting and I present proposal at the special meeting of stockholders.

Stockholder Proposal:

Stockholders meeting in assembled stockholder meeting meeting in person and by proxy hereby issue the following command to our Board of directors("Board"):-

The report of the entire investigation of the office of the State Treasurer and Receiver General, The Commonwealth of Massachusetts, including copies of all documents, publicized in THE BOSTON GLOBE, Sept 29,1997 shall be published in the proxy statement of the next stockholder meeting which takes place after the meeting at which this proposal is approved, as an annex to said proxy statement.

The investigation was conducyted by the United States Securities and Exchange Commission.

Supporting Statement:

THE BOSTON GLOBE is a principal subsidiary of the NEW YORK TIMES COMPANY and the usual complete coverage was not done September 29 1997 is since THE MANAGEMENT OF THE BOSTON GLOBE in it's infinte wisdom felt if all details be published the action should be at the command of stockholders.

XXXXX XXXXXX XXXXXX XXXXXX XXXXXX

next page please

000014

FROM:Mr John Jennings Crapo of Oct 01 1997,page two
TO: THE NEW YORK TIMES COMPANY,COMPANY SECRETARY,
LAURA J. CORWIN;ESQUIRE,

A copy of this proposal and accompany REASONS I send to the SEC,via certified mail#P 579 816 413.To co-operate with said commission,I enclose a copy of the article in question so to co-operate with said Commission.Additionally I send you a copy of the article. I emphasize sending the copy to the SEC is not a prohibition of the SEC rule against using a proposal to intrude in a matter of the ordinary business of the registrant since it concerns a matter of public debate.

Also sending the SEC the documentation doesn't violate the SEC rule against a proposal being used to intrude in an election because the rule has always been intended and ruled upon to concern election of registrant's Board Members.

Additionally the objection which usually might be made of it having a relationship of a personal grievance doesn't apply either because the NEW YORK TIMES COMPANY although considered a person because it's a Corporation and therefore protected by the United States Constitution's Fourtheenth Amendment still doesn't vote in a Massachusetts Primary and General Election and although individual employees although resident in Massachusetts may endorse nomination papers and be voters,the Corporation does not.

If you have questions please write me a letter concern ing your questions and mail it to me via U.S.Postal Service to the undersiugned at HIS Post OFFICE BOX.

Proponent has FATIGUE and SCHIZOPHRENIA and other health issues.Also he's a homo-sexual.

Your obedient stockholder,

[MR] John Jennings Crapo

Encl:Article
in question(One document-three pages) JJC Wednesday OCT.01, 1997 11:30AM-1:55 P.M.

C.C. With Enclosures To THE same
United States Securities and Exchange
COMMISSION VIA CERTIFIED MAIL #P 579 816 413

THIS
AREA
LEFT
BLANK.

NEW YORK TIMES CO (NYT)

229 W 43RD ST
NEW YORK, NY 10036
212. 556.1234

NO ACT

NO ACTION LETTER
Filed on 12/19/1997 - Period: 12/10/1997
File Number 001-05837



December 19, 1997

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: New York Times Co. (the "Company")
Incoming letter dated December 10, 1997

The proposal mandates that the Company report on its computer preparedness for year 2000.

There appears to be some basis for your view that the proposal is excludable from the Company's proxy materials under rule 14a-8(a)(1). That rule provides that, at the time a shareholder submits a proposal, he or she must have continuously held for at least one year 1% or $1,000 worth of the Company's securities entitled to be voted on the proposal. The Company indicates that the proponent's shares have limited voting rights, which do not include the right to vote on the proposal. Accordingly, the Division will not recommend enforcement action to the Commission if the Company omits its proposal from its proxy materials.

Sincerely,



Frank G. Zarb, Jr.
Special Counsel

Securities Exchange Act of 1934
Section 14; Rule 14a-8

7

000016

THE NEW YORK TIMES COMPANY

229 WEST 43 STREET
NEW YORK, N.Y. 10036

LAURA J. CORWIN
VICE PRESIDENT
AND
CORPORATE SECRETARY

212 556-5995
TELECOPIER NUMBER:
212 556-4634

December 10, 1997


SEC MAIL
RECEIVED
PROCESSING
DEC 10 1997
355
WASH. DC

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
Judiciary Plaza Building
450 Fifth Street, N.W.
Washington, DC 20549

Re: The New York Times Company
File No. 1-5837

Ladies and Gentlemen:

The New York Times Company (the "Company") has received a letter signed by Mr. Dean V. Shahinian (the "Proponent"), requesting that a proposal (the "Proposal") be included in the Company's proxy soliciting material for its 1998 Annual Meeting of Shareholders to be held on or about April 16, 1998. A copy of the Proponent's letter, which includes the Proposal, is attached as Exhibit A.

The Proponent stated in his letter that he is the beneficial owner of 100 shares of Class A Common Stock of the Company, and has been for a period of over one year.

The Company believes the Proposal may be omitted from the proxy soliciting material for its next annual meeting because, among other reasons, the Proponent, as a holder of Class A Common Stock of the Company, is not the "owner of . . . securities entitled to be voted on the Proposal at the meeting . . ." as is required by the Securities and Exchange Commission's Rule 14a-8(a)(1).

The Company has two classes of voting stock outstanding: Class A and Class B Common Stock. The shares held by the Proponent are Class A Common Stock. The Class A Common Stock has limited voting rights, which, in summary, entitle Class A Stockholders to vote for the election of 30% of the Company's board of directors, ratification of the selection of the Company's independent certified public accountants, certain acquisitions and the reservation of stock for options to be granted to officers, directors or employees.

NY02A/176407.1

Except as outlined above, and except as otherwise provided by the laws of the State of New York, the Company's Certificate of Incorporation, a copy of which is attached hereto as Exhibit B, provides that:

> "... the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock ... and the holders of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of the stockholders or to have notice thereof."

(See Paragraph (XI) of Article Fourth of the Company's Certificate of Incorporation.)

As a result of these limited voting rights of the Class A Common Stock, which are set forth in detail in Article Fourth, Paragraphs (IX) to (XII), of the Company's Certificate of Incorporation, the holders of Class A Common Stock, including the Proponent, would not be entitled to vote upon the Proposal in the event it were submitted to the vote of the stockholders of the Company. Thus, the Proposal may properly be omitted from the proxy material pursuant to paragraph (a)(1) of Rule 14a-8.

Class A Stockholders of the Company have on prior occasions sought to introduce proposals for consideration at an annual meeting of the Company respecting matters on which they were not entitled to vote. In each instance, the Division of Corporation Finance has agreed with the Company that such proposals could properly be omitted from the proxy statement since such proponents, as holders of the Class A Common Stock, were unable to satisfy the requirement of Rule 14a-8(a)(1) that they be entitled to vote at the Company's meeting on the proposals they intended to present for action. (See the letters to The New York Times Company, available December 28, 1994, January 17, 1992, January 22, 1991, January 4, 1991, January 16, 1981, December 22, 1980, January 4, 1979, November 9, 1978, March 25, 1975 and April 1, 1974, attached hereto as Exhibit C.)

* * *

Based on the foregoing, the management of the Company believes that the Proposal submitted by the Proponent may be properly omitted from its 1998 proxy material on the same grounds referred to in the above correspondence and intends to omit the same from its 1998 proxy material. The Company reserves the right, should it be necessary, to present additional reasons for omitting the Proposal.

In accordance with Release No. 33-6269 (December 5, 1980), seven additional copies of this letter are enclosed. If you have any questions with respect to the foregoing, please call me at (212) 556-5995.

A copy of this letter, together with the enclosures, is being mailed to the Proponent.

Very truly yours,



Laura J. Corwin

Enclosures

cc: Dean V. Shahinian

NY02A/176407.1

12/31/97 WED 14:15 FAX 202 942 9525 CORP FIN DN. OFFICE
DEC.-09'97(TUE) 11:42 NY TIMES LEGAL TEL:212 556 4634 P.002
DEC-08-97 10:44 FROM:KINKOS ID:12025430383 PAGE 2/4

DEAN V. SHAHINIAN
8909 CAPTAINS ROW
ALEXANDRIA, VIRGINIA 22308
December 8, 1997

BY FAX

Ms. Laura J. Corwin
Secretary
The New York Times Company
229 West 43rd Street
New York, New York 10036

RE: Shareholder Proposal on Year 2000 Disclosures

Dear Ms. Corwin:

I am the beneficial owner of 100 shares of The New York Times Company. I purchased the shares on June 1, 1988. I plan to hold at least $1,000 worth of stock through the date of the next shareholders meeting.

I intend to attend the next shareholders meeting and to present the attached proposal at the meeting. Please include the proposal in the proxy materials that will be mailed to shareholders.

Thank you for your consideration of this request.

Sincerely,



Attachment

DISCLOSURE OF YEAR 2000 PREPAREDNESS

000020

The "Year 2000 Problem" has drawn international attention from business executives, legislators, regulators, journalists and others. Many regional, national and international conferences discuss the Year 2000 problem and solutions; many articles have appeared in *Fortune*, *Money*, *Forbes*, *Newsweek*, and other periodicals discussing its broad scope and serious consequences and legislators have held hearings and proposed bills to require enhanced corporate disclosures about the Year 2000 problem.

The Problem stems from computer software programs that use a two-digit field (e.g., "98") instead of a four-digit field (e.g., "1998") for the year. At present, many computer systems are not prepared to operate successfully after January 1, 2000. Experts say that upgrading the computer software is the single largest information technology project undertaken in history.

On January 1, 2000, computer systems that do not recognize the proper year may fail. The potential damage from the failure of part of a company's computer systems may have large and far reaching effects. A failure could damage financial results, client relationships, and reputation, and would impact the interests of shareholders. Additional damage could result from the failure of the computers of a company's suppliers or customers.

[handwritten margin note: on the corporation['s] ability to conduct its day to day business]

The shareholders, in the Proposal below, request that The New York Times report on its progress in the important effort of assessment and preparing its computer systems to operate properly after January 1, 2000. Although the company may make limited types of Year 2000 disclosures pursuant to the federal securities laws, shareholders support this proposal because they want to receive all of the significant information specified below on a regular basis.

PROPOSAL

The shareholders ask the Board of Directors to inform the shareholders the status of The New York Times' computer system preparedness for the Year 2000, i.e. preparing its computer systems to operate without flaw beginning on January 1, 2000, in its quarterly reports by providing the information described below:

1. A description of the company's progress in completing five [handwritten: (widely recognized)] phases of Year 2000 remediation:

A. Awareness
B. Assessment
C. Renovation
D. Validation
E. Implementation

The description would include a timetable of the progress on the Year 2000 problem;

2. The cost that the company incurred in connection with the remediation efforts to date and an estimate of additional costs it expects to incur in connection with future remediation efforts;

3. Information about any insurance it has to cover specific Year 2000 computer systems problems or the defense of legal actions against the company or its officers and directors arising from Year 2000 problems; and

4. Information about contingency plans developed to ensure continuous operation of the company's essential business functions in the event of Year 2000 problems in the computer systems of the company or its vendors, suppliers, customers, or business affiliates.

Shareholders request that The New York Times provide this information in the annual and quarterly reports filed on Forms 10-K and 10-Q and, in a summary form, in the annual and quarterly reports sent to shareholders, until the end of the first quarter of 2000.

NEW YORK TIMES CO (NYT)

229 W 43RD ST
NEW YORK, NY 10036
212. 556.1234

NO ACT

NO ACTION LETTER
Filed on 02/24/1997 – Period: 01/10/1997
File Number 001-05837



February 24, 1997

C99037

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: The New York Times Company (the "Company")
Incoming letter dated January 10, 1997

The proposal recommends that the board of directors ensure that non-employee directors receive a minimum of fifty percent (50%) of their total compensation in the form of Company stock which cannot be sold for three years.

There appears to be some basis for your view that the proposal may be omitted pursuant to Rule 14a-8(a)(1) as the proponent is not the "... owner of ... securities ... entitled to be voted on the proposal at the meeting ...." You represent in your letter that the proponent only owns Class A Common Stock and that owners of such stock would not be entitled to vote on this proposal at the annual meeting. Rule 14a-8(a)(1) requires that in order to be eligible to have a proposal included in a company's proxy soliciting materials, a shareholder must own "securities entitled to be voted upon the proposal ...." Under these circumstances, this Division will not recommend enforcement action to the Commission if the proposal is excluded from the Company's proxy materials.

Sincerely,



Joseph K. Pascale
Attorney-Advisor

C00032

6

Securities Exchange Act of 1934
Section 14; Rule 14a-8

THE NEW YORK TIMES COMPANY
229 WEST 43 STREET
NEW YORK, N.Y. 10036

RHONDA L. BRAUER
ASSISTANT SECRETARY AND
SENIOR COUNSEL

(212) 556-7127
FAX NUMBER
(212) 556-4634

January 10, 1997

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
Judiciary Plaza Building
450 Fifth Street, N.W.
Washington, DC 20549

Re: The New York Times Company
File No. 1-5837

Ladies and Gentlemen:

The New York Times Company (the "Company") has received a letter signed by Mr. Kenneth Steiner (the "Proponent"), requesting that a proposal (the "Proposal") be included in the Company's proxy soliciting material for its 1997 Annual Meeting of Shareholders to be held on or about May 16, 1997. A copy of the Proponent's letter, which includes the Proposal is attached as Exhibit A.

The Proponent has provided the Company with evidence that he is the beneficial owner of 250 shares of Class A Common Stock of the Company, and has been for a period of over one year.

The Proposal reads in part:

"... the shareholders recommend that the Board of Directors take the necessary steps to ensure that from here forward all non-employee directors should receive a minimum of fifty percent (50%) of their total compensation in the form of Company stock which cannot be sold for three years."

The Company believes the Proposal may be omitted from the proxy soliciting material for its next annual meeting because, among other reasons, the Proponent, as a holder of Class A Common Stock of the Company, is not the "owner of ... securities entitled to be voted on the Proposal at the meeting ..." as is required by the Securities and Exchange Commission's Rule 14a-8(a)(1);

NYA:79302 1

The Company has two classes of voting stock outstanding: Class A and Class B Common Stock. The shares held by the Proponent are Class A Common Stock. The Class A Common Stock has limited voting rights, which, in summary, entitle Class A Stockholders to vote for the election of 30% of the Company's board of directors, ratification of the selection of the Company's independent certified public accountants, certain acquisitions and the reservation of stock for options to be granted to officers, directors or employees. The right of holders of Class A Common Stock to vote on proposals to reserve stock for options to be granted to officers, directors or employees is intended to provide such holders with the ability to control the potential dilutive effect of a decision by the Board to grant options or adopt an option plan. This limited voting right is not invoked by the Proposal, which is a general recommendation to the Board with respect to the compensation of directors.

Except as outlined above, and except as otherwise provided by the laws of the State of New York, the Company's Certificate of Incorporation, a copy of which is attached hereto as Exhibit B, provides that:

> ". . . the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock . . . and the holders . . . of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of the stockholders or to have notice thereof."

(See Paragraph (XI) of Article Fourth of the Company's Certificate of Incorporation.)

As a result of these limited voting rights of the Class A Common Stock, which are set forth in detail in Article Fourth, Paragraphs (IX) to (XII), of the Company's Certificate of Incorporation, the holders of Class A Common Stock, including the Proponent, would not be entitled to vote upon the Proposal in the event it were submitted to the vote of the stockholders of the Company. Thus, the Proposal may properly be omitted from the proxy material pursuant to paragraph (a)(1) of Rule 14a-8.

Class A Stockholders of the Company have on prior occasions sought to introduce proposals for consideration at an annual meeting of the Company respecting matters on which they were not entitled to vote. In each instance, the Division of Corporation Finance has agreed with the Company that such proposals could properly be omitted from the proxy statement since such proponents, as holders of the Class A Common Stock, were unable to satisfy the requirement of Rule 14a-8(a)(1) that they be entitled to vote at the Company's meeting on the proposals they intended to present for action. (<u>See</u> the letters to <u>The New York Times Company</u>, available December 28, 1994, January 17, 1992, January 22, 1991, January 4, 1991, January 16,

1981, December 22, 1980, January 4, 1979, November 9, 1978, March 25, 1975 and April 1, 1974, attached hereto as Exhibit C.)

* * *

Based on the foregoing, the management of the Company believes that the Proposal submitted by the Proponent may be properly omitted from its 1997 proxy material on the same grounds referred to in the above correspondence and intends to omit the same from its 1997 proxy material. The Company reserves the right, should it be necessary, to present additional reasons for omitting the Proposal.

In accordance with Release No. 33-6269 (December 5, 1980), seven additional copies of this letter are enclosed. If you have any questions with respect to the foregoing, please call me at (212) 556-7127.

A copy of this letter, together with the enclosures, is being mailed to the Proponent.

Very truly yours,



Rhonda L. Brauer

Enclosures

cc: Kenneth Steiner

Kenneth Steiner
Investments

C99035
14 Stoner Avenue Suite 2-M
Great Neck, NY 11021
Telephone (516) 482-5262

Laura Corwin
Corporate Secretary
The New York Times Co.
229 West 43rd Street
New York, NY 10036

rec'd 11/12/96

Re: Notice of Submission of Shareholder Proposal.

Dear Ms. Corwin:

Enclosed is a Shareholder resolution and supporting statement for inclusion in the Company's Proxy Statement and presentation at The New York Times Co's 1997 annual Shareholder's meeting.

In accordance with Securities and Exchange Commission regulations under rule 14a-8, I have owned shares of the Company's Stock with a market value of at least $1,000.— Continuously for the preceding year and I intend to maintain such ownership through the date of the following annual Shareholders' meeting.

If you would like to discuss this proposal, or intend to object to the resolution's entry in the 1997 Proxy Statement, Please contact me at the above address.

Sincerely,

Kenneth Steiner

Date: 11-7-96

Enclosures

STOCK COMPENSATION PROPOSAL

"RESOLVED, that the shareholders recommend that the Board of Directors take the necessary steps to ensure that from here forward all non-employee directors should receive a minimum of fifty percent (50%) of their total compensation in the form of Company stock which cannot be sold for three years."

SUPPORTING STATEMENT

A significant equity ownership by non-employee directors is probably the best motivator for enhancing shareholder value and facilitating identification with shareholders.

Traditionally, non-employee directors were routinely compensated with a fixed fee, regardless of corporate performance. In today's competitive global economy, outside directors must exercise critical oversight of management's performance in fostering corporate profitability and shareholder value. All too often, outside directors' oversight has been too lax, and their actions were too late to effect any meaningful change.

The history of public corporations in America has too many examples of directors passively allowing strategic management errors to occur. This results in eroding corporate and shareholder value.

When compensation takes the form of company stock, there is a greater likelihood that outside directors will exercise greater diligence in protecting their own, as well as corporate, and shareholder interests.

What is being recommended in this proposal is neither novel nor untried. A number of corporations have already established versions of such practices, namely, Alexander & Alexander, Baxter International, Hartford Steam Boiler, James River, McGraw Hill, NYNEX, RJR Nabisco, Sunbeam Corporation, The Travelers, Westinghouse, Woolworth and Zurn Industries.

In June, 1995, the National Association of Corporate Directors' (NACD) Blue Ribbon Commission on Director Compensation issued a report urging that directors of public companies be paid their annual fees primarily in company stock to more closely align their interests with those of shareholders. Several widely-reported empirical studies have confirmed the potential efficacy of this approach. Research conducted by Professor Charles M. Elson of the Stetson University Law School found that those companies whose outside directors held substantial amounts of company stock tended both to compensate their executives more reasonably, and outperform those businesses where the directors held little or no equity, suggesting a link between director stock ownership and better corporate oversight and performance.

It can be argued that awarding stock options to outside directors accomplishes the same purpose of insuring director's allegiance to a company's profitability as paying them in stock. However, it is my contention that stock options entail no downside risk, i.e., while stock options offer rewards should the stock increase, if the stock price decreases, no penalties ensue. There are few strategies that are more likely to align the interests of outside directors with those of shareholder than one which results in their sharing of the same bottom line.

I URGE YOUR SUPPORT. VOTE FOR THIS RESOLUTION!

NEW YORK TIMES CO (NYT)

229 W 43RD ST
NEW YORK, NY 10036
212. 556.1234

NO ACT

NO ACTION LETTER
Filed on 12/28/1994 – Period: 12/02/1994
File Number 001-05837



28 DEC 1994

000071

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: The New York Times Company ("the Company")
Incoming Letter dated December 2, 1994

The proposal requests the Company to affirm that it no longer accepts religious advertisements on page one of the metro or national editions of the New York Times.

There appears to be some basis for your view that the proposal may be omitted pursuant to rule 14a-8(a)(1) as the proponent is not the "... owner of... securities ... entitled to be voted on the proposal at the meeting..." You represent in your letter that the proponent only owns Class A Common Stock and that owners of such stock are not entitled to vote on this proposal at the annual meeting. Rule 14a-8(a)(1) requires that in order to be eligible to have a proposal included in a company's proxy soliciting materials, a shareholder must own "securities entitled to be voted upon the proposal ...." Under these circumstances this Division will not recommend enforcement action to the Commission if the proposal is excluded from the Company's proxy materials.

Sincerely,



Vincent W. Mathis
Attorney Advisor

8

THE NEW YORK TIMES COMPANY
229 WEST 43 STREET
NEW YORK, N.Y. 10036

000064

(212) 556-5995

FAX NUMBER:
(212) 556-4634

Rule 14a-8
December 2, 1994

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
Judiciary Plaza Building
450 Fifth Street, N.W.
Washington, DC 20549

Re: The New York Times Company
File No. 1-5837

Ladies and Gentlemen:

The New York Times Company (the "Company") has received a letter from Mr. Jerome M. Garchik (the "Proponent") requesting that a proposal (the "Proposal") be included in the Company's proxy soliciting material for its "next annual meeting." The Proponent subsequently advised the Company that his proposal was intended for the Company's 1995 Annual Meeting of Stockholders, to be held on or about April 18, 1995. A copy of the Proponent's letter, which includes the Proposal, is attached as Exhibit A.

The Proponent has provided the Company with evidence that he is the beneficial owner of 300 shares of Class A Common Stock of the Company.

The Proposal reads in part:

"Proposed Resolution:

The shareholders affirm that it is no longer the policy of The New York Times to accept religious advertisements of any type on page one of the metro or national editions."

The Company believes that the Proposal may be omitted from the proxy soliciting material for its next annual meeting for a number of reasons, including:

NY02:120992.1

a. The Proponent, as a holder of Class A Common Stock of the Company, is not the "owner of . . . securities entitled to be voted on the [Proposal] at the meeting . . ." as is required by the SEC's Rule 14a-8(a)(1);

b. The Proposal deals with "a matter relating to the conduct of the ordinary business operations of [the Company]" and thus may be omitted pursuant to Rule 14a-8(c)(7) of the Securities and Exchange Commission (the "SEC"); and

c. The Proposal "relates to operations which account for less than five percent of the [Company's] total assets at the end of its most recent fiscal year, and for less than five percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the [Company's] businesses" and, therefore, may be omitted pursuant to the SEC's Rule 14a-8(c)(4).

A. Rule 14a-8(a)(1)

The Company has two classes of voting stock outstanding: Class A and Class B Common Stock. The Class A Common Stock (300 shares of which are held by the Proponent) has limited voting rights, which, in summary, entitle holders of Class A Common Stock (the "Class A Stockholders") to vote for the election of 30% of the Company's board of directors, and on the ratification of the selection of the Company's independent certified public accountants, certain acquisitions, and reservations of the Company's stock for options to be granted to officers, directors or employees.

Except as outlined above, and except as otherwise provided by the laws of the State of New York, the Company's Certificate of Incorporation, a copy of which is attached hereto as Exhibit B, provides that:

> " ... the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock ... and the holders ... of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of the stockholders or to have notice thereof."

(See Paragraph (XI) of Article Fourth of the Company's Certificate of Incorporation.)

As a result of these limited voting rights of the Class A Stockholders, which are set forth in detail in Article Fourth, Paragraphs (IX) to (XII), of the Company's Certificate of Incorporation, the Class A Stockholders, including the Proponent, would not be entitled to vote upon the Proposal in the event it were submitted to the vote of the stockholders of the Company. Thus, the Proposal may properly be omitted from the proxy material pursuant to Rule 14a-8(a)(1).

Class A Stockholders of the Company have on prior occasions sought to introduce proposals for consideration at annual meetings of the Company respecting matters on which they were not entitled to vote. In each instance, the staff has agreed with the Company that such proposals could properly be omitted from the proxy statement since such proponents, as Class A Stockholders, were unable to satisfy the requirement of Rule 14a-8(a) that they be entitled to vote at the Company's annual meeting on the proposals they intended to present for action. See the letters to The New York Times Company (available January 17, 1992, January 22, 1991, January 4, 1991, January 16, 1981, December 22, 1980, January 4, 1979, November 9, 1978, March 25, 1975 and April 1, 1974).

B. Rule 14a-8(c)(7)

The Company believes that the Proposal may be omitted from its proxy material pursuant to Rule 14a-8(c)(7) because the Proposal deals with a matter relating to the conduct of the ordinary business operations of the Company.

Rule 14a-8(c)(7) recognizes that ordinary business decisions are not appropriate matters for direct shareholder action. A limitation on the advertising policy of *The New York Times* such as that suggested by the Proponent would interfere with the very core of the Company's ordinary business operations. The content, subjects, and location of advertising found in *The New York Times* are determined by the paper's staff, and through agreements with the paper's advertisers. This activity is clearly within the exclusive realm of the management and staff of *The New York Times*.

On several instances in recent years, the staff of the Division of Corporation Finance has concurred with reliance on

Rule 14a-8(c)(7) by media companies seeking to omit shareholder proposals attempting to shape advertising policy. In a letter to Gannett Co., Inc. (available March 18, 1993), the staff allowed the omission of a shareholder proposal requesting Gannett to prepare a report on its policies with respect to cigarette advertisements. The staff concurred with Gannett that Rule 14a-8(c)(7) permitted the omission, concluding that the proposal related to "the conduct of the ordinary business of the registrant (i.e., the nature, presentation and content of news and advertising)." Similarly, in a letter to General Electric Co. (available January 30, 1989), the staff concurred with that company's reliance on Rule 14a-8(c)(7) to omit a shareholder proposal which called for the establishment at NBC of a broadcasting standards unit to "enforce broadcasting and advertising standards."

Advertising space in *The New York Times* is in many respects a "product" created and marketed by the Company as its ordinary business, and the Proposal seeks to involve shareholders in business decisions regarding the sale of this product. The staff has consistently held that proposals regarding "the sale of a particular category of products" involve ordinary business operations, and therefore may be omitted under Rule 14a-8(c)(7). See the letters to Kmart Corporation (available February 23, 1993 and March 13, 1992) (Rule 14a-8(c)(7) permitted exclusion of proposals that company not sell pornographic periodicals); and Time Warner Inc. (available March 1, 1993) (Rule 14a-8(c)(7) permitted exclusion of proposal to establish stockholder advisory board to review company's products and projects).

C. Rule 14a-8(c)(5)

Rule 14a-8(c)(5) permits the omission of a proposal relating to operations which account for less then 5% of an issuer's total assets at the end of its most recent fiscal year, and for less then 5% of net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to its business.

The Proposal does not meet any of the five percent thresholds contained in Rule 14a-8(c)(5). At December 31, 1993 the Company's total assets were approximately $3.2 billion. For the fiscal year ended December 31, 1993, the Company's net earnings were approximately $6 million and its total revenues were approximately $2 billion. The amount of revenues generated from the type of advertising addressed by the Proposal for 1993 was substantially less then 5% of any of the foregoing amounts. In addition, this type of advertising is not otherwise significantly related to the Company's business.

In a similar circumstance, the staff allowed the Tribune Company to exclude from its proxy materials a proposal requesting that it to develop ethical and moral criteria relating to cigarette advertising in its publications, since revenues from cigarette advertising were below the five percent thresholds of Rule 14a-8(c)(5) and such advertising was not otherwise significantly related to its business. Tribune Company, (available January 27, 1994). See also American Stores Company, (available March 25, 1994) (exclusion of a proposal requesting that company to terminate the sale of tobacco products in its stores permitted since revenues from the sale of tobacco products were below the five percent tests of 14a-8(c)(5)).

We are aware of the staff's reluctance to grant relief on the basis of Rule 14a-8(c)(5) when, although the technical criteria of the rule are met, the proposal relates to a significant social or political issue, and thus is otherwise significantly related to the issuer's business. See the letters to Amdahl Corporation (available March 2, 1993) (prohibited omission of proposal which requested that Amdahl ensure its products were not sold to entities involved in the enforcement of South Africa's apartheid laws); and Harsco Corporation (available January 4, 1993) (prohibited omission of proposal which sought to have the board of directors establish a policy to refrain from investment in South Africa). However, unlike these and similar letters involving South Africa, no significant social or political issue is raised by the Proponent.

* * *

For the foregoing reasons, the Company believes that the Proposal may properly be omitted from its 1995 proxy material, and intends to do so. The Company reserves the right, should it be necessary, to present additional reasons for omitting the Proposal.

In accordance with Release No. 33-6269 (December 5, 1980), seven additional copies of this letter are enclosed. In addition, copies of the letters cited herein are enclosed. If you have any questions with respect to the foregoing, please call me at (212) 556-5995.

NY02 120952 1

A copy of this letter, together with the enclosures, is being mailed to the Proponent.

Very truly yours,



Laura J. Corwin

cc: Mr. Jerome M. Garchik

JEROME M. GARCHIK
Attorney at Law

000070

57 Post Street
San Francisco, California 94104
(415) 986-6489
FAX (415) 989-2909

March 29,1994

MS. LAURA G. CORWIN,ESQ. FAX: 212-556-4634

To the Secretary of the
NEW YORK TIMES COMPANY
229 W.43rd Street,
New York , N.W. 10036

Re: 1994 ANNUAL MEETING OF SHAREHOLDERS

To the Secretary:

I am the holder, through Merill Lynch Street Name of 300 shares of N.Y.Times Co. common stock in a MLPFS Keogh Account.

It is my intention to propose the following resolution at the next annual meeting of the corporation, and I request that this proposed resolution and stated reasons be included with proxy materials for this meeting:

Proposed Resolution:

The shareholders affirm that it is no longer the policy of the New York Times to accept religious advertising of any type on page one of the metro or national editions.

Reasons & Arguments for Resolution

In recent years, the corporation has accepted and printed sectarian religious advertising on page one of its metro and national editions. This advertising is divisive in the community , is misleading as to the secular, non-sectarian character of the corporation, and is inconsistent with the general news character of page one of the newspaper. Such sectarian,religious advertising should no longer be accepted for page one.

Please consider and respect this request pursuant to Rules of the Securities Exchange Commission. Rest assured I shall appeal to the SEC staff if this proposal is not included with your proxy materials or otherwise disregarded contrary to SEC regulations.

Should the Board of Directors or management of the Times implement my proposal voluntarily, I of course would withdraw it as moot.

Your humble and respectful small holder,

Jerome M. Garchik, SS # 080-34-5062
MLPFS Custodial Account Street Name.

MAR 30 '94 10:49AM N.Y. TIMES LEGAL

P.2/2

NEW YORK TIMES CO (NYT)

229 W 43RD ST
NEW YORK, NY 10036
212. 556.1234

NO ACT

NO ACTION LETTER
Filed on 01/17/1992 – Period: 12/11/1991
File Number 001-05837



RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: The New York Times Company (the "Company")
Incoming letter dated December 14, 1981

The proposal requests that "Class A shareholders be given the opportunity to vote for 30% of the Board of Directors who will, in view of their fiduciary responsibilities, refrain from giving money to advocacy or service organizations that support, counsel or perform abortion."

There appears to be some basis for your view that the proposal may be excluded pursuant to rule 14a-8(a)(1). You represent that the holders of the Company's Class A Stock are entitled to vote only on certain matters which do not include the subject of the proposal. Rule 14a-8(a)(1) requires that in order to be eligible to have a proposal included, a shareholder must own, for a specified time, a minimum amount of "securities entitled to be voted upon the proposal ... ." Accordingly, this Division will not recommend enforcement action to the Commission if the first proposal is omitted from the Company's proxy materials. In reaching a position, the staff has not found it necessary to reach the alternative bases for omission upon which the Company relies.

Sincerely,



John C. Brousseau
Special Counsel

000033 /0


(212) 556-5995
TELECOPIER NUMBER
(212) 556-4634

ORK TIMES COMPANY
3 WEST 43 STREET
W YORK, N Y 10036

LAURA J. CORWIN
SECRETARY

December 9, 1991


DEC 10 1991
72

Via Airborne Express

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
Judiciary Plaza Building
450 Fifth Avenue, N.W.
Washington, D.C. 20549

Re: The New York Times Company - File No. 1-5837

Gentlemen:

The New York Times Company ("The Times") has received the enclosed letter signed by Mr. Anthony Leschin (the "Proponent"), requesting that a proposal (the "Proposal"), a copy of which is attached hereto as Exhibit A, be included in The Times's proxy soliciting material for its 1992 Annual Meeting of Stockholders. The 1992 Annual Meeting of Stockholders will be held on or about April 14, 1992.

The Proponent has provided The Times with evidence that he is the beneficial owner of 100 shares of Class A Common Stock of The Times, and has been for a period of over one year.

The Proposal recommends that "Class A shareholders [of the Company] be given the opportunity to vote for 30% of the Board of Directors who will, in view of their fiduciary responsibilities refrain from giving money to advocacy or service organizations that support, counsel or perform abortion." Management believes that the Proposal may be omitted from the proxy soliciting material for its next annual meeting for a number of reasons. These reasons, among other, being that:

A. The Proponent, as a holder of Class A Common Stock, is not the "owner of . . . securities entitled to be voted on the [Proposal] at the meeting . . ." as is required by the SEC's Rule 14a-8(a)(1).

B. The Proposal is not significantly related to the business of the Times and thus it may be omitted pursuant to the SEC's Rule 14a-8(c)(5).

C. The Proposal, if implemented, would require The Times to violate state and federal laws and thus may be omitted pursuant to the SEC's Rule 14a-8(c)(2).

D. The Proposal relates to an election to office and thus may be omitted pursuant to the SEC's Rule 14a-8(c)(8).

E. The Proposal and supporting statement are vague and misleading within the meaning of SEC's Rule 14a-9, and thus may be omitted pursuant to the SEC's Rule 14a-8(3).

A. Rule 14a-8(a)(1).

The Times has two classes of voting stock outstanding: Class A and Class B Common Stock. The Class A Common Stock (which is the class held by the Proponent) has limited voting rights which, in summary, entitle Class A Stockholders to vote for the election of 30% of the board of directors (the "Class A Directors"), ratification of the selection of The Times's independent certified public accountants, certain acquisitions and the reservation of Times stock for options.

Except as outlined above, and except as otherwise provided by the laws of the State of New York, The Times's Certificate of Incorporation, a copy of which is attached hereto as Exhibit B, provides that:

> ". . . the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock . . . and the holders . . . of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of stockholders or to have notice thereof."

(See Paragraph XI of Article Fourth of The Times's Certificate of Incorporation.)

As a result of these limited voting rights of the Class A Stockholders, which are set forth in detail in Article Fourth, Paragraphs (IX) to (XII), of The Times's Certificate of Incorporation, the holders of Class A Common Stock would not be entitled to vote upon the Proposal in the event it were submitted to the vote of the stockholders of The Times. Thus, the Proposal may properly be omitted from the proxy material pursuant to paragraphs (a)(1) and (c)(3) of Rule 14a-8.

Class A Stockholders of The Times have on prior occasions sought to introduce proposals for consideration at an annual meeting of The Times respecting matters on which they were not entitled to vote. In each instance, the Division of Corporation Finance has agreed with The Times that there was "some basis for the view that such proponents and other holders of the Class A Common Stock were unable to satisfy the requirement of Rule 14a-8(a) that they must be entitled to vote at The Times meeting on the proposals they wish to present for action" and agreed that such proposals could properly be omitted. (See The New York Times Company letters of January 22, 1991, January 4, 1991, January 16, 1981, December 22, 1980, January 4, 1979, November 9, 1978, March 25, 1975 and April 1, 1974, copies of which are attached hereto as Exhibit C.)

B. Rule 14a-8(c)(5).

As discussed below, the Proposal is vague and ambiguous, and subject to numerous alternative interpretations. The underlying premise seems to be a requirement that The Times insure that each person nominated (or elected) as a class A Director will refrain from giving money to advocacy or service organizations that support, counsel or perform abortion. Whether the proposal seeks to accomplish this by requiring The Times to disclose in its proxy statements the position on abortion of each nominee or by disqualifying from eligibility for election any individual who supports legalized abortion, the Proposal deals with a matter that is not significantly related to The Times's business and the proposal may therefore be properly omitted from the proxy material pursuant to paragraph (c)(5) of Rule 14a-8. The views of any nominee for election as director or of any director respecting contributions to organizations that support, counsel or perform abortions have nothing whatsoever to do with the business of the Company.

In Stauffer Chemical Company (available March 1, 1974), the Commission Staff considered an analogous proposal which would have required disclosure of political contributions made by an issuer's officers and directors. The Staff concluded that such proposal was not significantly related to the issuer's business and therefore could be excluded from its proxy material, stating:

> "It is plain that the personal political affiliations of officers and directors and their financial support of political candidates are not significantly related to the company's business."

Similarly, the positions of nominees for the board respecting contributions to organizations that support, counsel or perform abortions are not significantly related (or indeed related at all) to the business of the Times.

In a letter to American Telephone & Telegraph Company (available January 4, 1979), the Staff (while not agreeing with the issuer's specific request) affirmed the relevance of Rule 14a-8(c)(5) to situation such as the Proposal, stating that:

> "There may be instances in which the information requested in a proposal is of so little relevance to the question of whether a nominee is qualified to be a director that a proposal requesting that information would not be significantly related to the issuer's business. . . ."

We note that the proposed disclosure recommended by the Proposal could lead other special interest groups to request nominees for directorships to disclose their church or political affiliations, personal activities or opinions on a wide variety of political or social issues. This could lead to the situation described in Seibert v. Sperry Rand Corporation, 586 F.2d 949 (2d Cir. 1978), where the Court noted:

> "[If] Sperry's proxy solicitations contain information of the sort demanded by plaintiff concerning every outside corporation with which Sperry's candidates were affiliated, the solicitations would swamp shareholders in an avalanche of trivial information - a result that is hardly conducive to informed decision making."

C. Rule 14a-8(c)(2).

If The Times were to implement the recommendation of the Proposal, nominees for Class A Directorships would be required, as a condition to their standing for election, to publicly disclose their opinion on an extremely sensitive and private issue. Clearly, the Proponent's purpose is to bar (or discharge) those individuals who favor legalized abortion from serving on the board. Many qualified individuals who would otherwise be willing to serve The Times and its stockholders as a director, would be dissuaded from standing for election. In addition, it is not inconceivable that present Class A Directors of The Times would opt not to stand for reelection rather than make this sensitive public disclosure of their personal views.

Implementation of the Proposal may also violate Title VII of the Civil Rights Act of 1964, the New York State Executive Law and the Administrative Code of the City of New York, each of which prohibits discrimination in employment on various bases including religion and religious belief. Many people find a foundation for their views on abortion in their religious beliefs. Moreover, the Equal Employment Opportunity Commission defines religious beliefs broadly to include moral or ethical beliefs as to what is right and wrong which are sincerely held with the strength of traditional religious views. It is also possible that implementation of the proposal would violate the prohibitions contained in each of these statutes against discrimination on the basis of sex in a manner similar to that in which inquiries (and employment decisions based upon these inquiries) regarding childbirth, family planning and similar matters have. Accordingly, to require disclosure of a nominee's position on legalized abortion and to take such nominee's position on this subject into account in determining his or her suitability for election to the board may well violate one or more of these statutes.

For these reasons, it is the opinion of The Times's management that the Proposal, if implemented, could result in The Times violating the law, and thus it may properly be omitted from the proxy soliciting materials pursuant to the SEC's Rule 14a-8(c)(2). See The Signal Companies, Inc. (available January 25, 1978) and Reserve Oil & Gas Co. (available February 28, 1977), where the Staff agreed that a shareholder proposal that would disqualify communists from serving as directors would require the issuer to violate Federal civil rights laws, and thus could properly be omitted in reliance on Rule 14a-8(c)(2).

D. Rule 14a-8(c)(8)

The management of The Times also believes that the Proposal may be omitted from its proxy material on the grounds that it relates to an election to office (Rule 14a-8(c)(8)). Although the exact intent of the proponent is not clear from the vague language of the Proposal, a recommendation that "Class A Shareholders be given the opportunity to vote for 30% of the Board of Directors who will, in view of their fiduciary responsibilities, refrain from giving money to advocacy or service organizations that support, counsel or perform abortion" could be read as an attempt to disqualify from eligibility for the Board any individual who does not share Mr. Leschin's views on abortion.

In letters to Harper & Row Publishers, Inc. (available May 9, 1985) and The Southern Company (available March 22, 1985), the SEC staff concurred that a proposal seeking to impose a share ownership eligibility test for directors related to the election to office and could be excluded on the basis of Rule 14a-8(c)(8). Similarly, Mr. Leschin's purpose in attempting to impose his ideological litmus test is to bar (or discourage) those individuals who favor legalized abortion from serving on the Board and thus may be omitted from the proxy material as impermissibly related to the election of directors by the shareholders.

As discussed below, the text of the Proposal is unclear and invites alternative interpretations. In the event Mr. Leschin's proposed arrangement is not to automatically disqualify those favoring legalized abortion, but rather to force all nominees to disclose their position on this issue, the management of The Times would still believe that the proposal could be omitted pursuant to Rule 14a-8(c)(8). The effect of that procedure would also be to impermissibly interfere with the shareholders' right to elect directors since many qualified individuals who would otherwise be willing to serve The Times and its stockholders as a Director would be dissuaded from standing for election if they were required to publicly disclose their opinion on an extremely sensitive and private issue. In addition, it is not inconceivable that present Class A Directors of The Times would opt not to stand for reelection rather than make this sensitive public disclosure of their personal views.

E. Rule 14a-8(c)(3)

The management of The Times also believes that the proposal may be omitted from its proxy material on the grounds that it is vague and misleading. (Rule 14a-8(c)(3) and Rule 14a-9). It is not at all apparent from the text of the proposal what Mr. Leschin seeks to accomplish. As discussed above, the Class A Shareholders already have the legal right to elect 30% of the Board of Directors, and New York law imposes fiduciary duties on all directors of New York corporations. Also as discussed above, the proposal could also be construed as requiring agreement which Mr. Leschin's position on abortion in order for an individual to be eligible for nomination. Alternatively, it could also be construed to require that each nominee's agreement or disagreement with Mr. Leschin's views be disclosed to shareholders. Perhaps Mr. Leschin seeks to prohibit the Class A directors from authorizing gifts by The Times to his disfavored organizations. However, the text of the Proposal could also be read to prohibit the directors individually from giving their own funds to such organizations. Other interpretations are also possible.

The Proposal implies that the present Board of Directors has not been properly exercising their fiduciary responsibilities. Mr. Leschin offers no support for this inflammatory statement. See the letter to American Telephone & Telegraph Company (available January 5, 1990), in which the SEC staff concurred that a statement implying that present directors had not fulfilled their fiduciary activities in a proposal submitted by a Ms. Shirley Leschin was potentially false and misleading.

For the foregoing reasons, the Proposal is hopelessly vague and misleading and thus may be omitted pursuant to Rule 14a-8(c)(3).

Based on the foregoing, the management of The Times believes that the Proposal submitted by a holder of Class A Common Stock may be omitted from its proxy material on the same grounds referred to in the above correspondence, attached as Exhibit E, and intends to omit the same from its 1992 proxy material. The Times reserves the right, should it be necessary, to present additional reasons for omitting such proposal.

A copy of this letter, together with the enclosures, is being mailed to the Proponent.

Very truly yours,



Laura J. Corwin

/dh

cc: Anthony Leschin

EXHIBIT A

000040

Certified
P 428 231 213

April 22, 1991


DEC 10 1991
72

Ms. Laura J. Corwin
Secretary
The New York Times Company
229 West 43 Street
New York, N.Y. 10036

Dear Ms. Corwin:

The enclosed resolution is submitted for inclusion in the 1992 Proxy.

I am still the beneficial owner of 100 shares of stock. I intend to be present at the meeting. This resolution is being sent to you in a timely manner.

Yours truly,

Anthony Leschin
112 West Church St.
Marshalltown, IA 50158

Enclosure

CC: SEC

Whereas Class A Common Stockholders are permitted to vote for 30% of the Board of Directors and

Whereas Section 701 (Business Corporation Law) gives authority and responsibility for profit making to these Board members and

Whereas the population profile presented below will affect corporate potential in the future

	1985	1990
Age 45 +	30% 71,947,000	31% 76,369,000
Age 18-44	42.7% 99,975,000	43.1% 106,117,000
Age 5-17	19% 44,749,000	18.4% 45,390,000
Under 5	7.6% 17,826,000	7.5% 18,456,000

Whereas in the opinion of this proponent certain segments are already showing the effects of a geriatric society by the closing of schools due to an absence of children; the ongoing expansion of nursing care facilities for the elderly; the future lack of younger workers to sustain the Social Security System and the defense of our nation THEREFORE IT IS RECOMMENDED that Class A shareholders be given the opportunity to vote for 30% of the Board of Directors who will, in view of their fiduciary responsibilities, refrain from giving money to advocacy or service organizations that support, counsel or perform abortion.

STATEMENT IN SUPPORT: It is not in the long term interest of this company to support a policy that contributes so devastatingly to the greying of AMERICA.

NEW YORK TIMES CO (NYT)

229 W 43RD ST
NEW YORK, NY 10036
212. 556.1234

NO ACT

NO ACTION LETTER
Filed on 01/22/1991 - Period: 12/04/1990
File Number 001-05837



000022

JAN 22 1991

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: The New York Times Company (the "Company")
Incoming letter dated December 4, 1990

The proposal requests the Company to conduct an annual assessment of its progress in implementing the Valdez Principles ("a code of corporate environmental responsibility") and communicate the results thereof in an annual written report.

There appears to be some basis for your view that the proposal may be omitted pursuant to rule 14a-8(a)(1) as the proponent is not the "...owner of... securities... entitled to be voted on the proposal at the meeting..." Your letter states that the proponent is only the owner of Class A Common Stock of the Company and that such class of stock would not entitled to vote on this proposal at the annual meeting. Under these circumstances this Division will not recommend enforcement action to the Commission if the proposal is excluded from the Company's proxy materials.

Sincerely,

William H. Carter
Special Counsel

:OMPANY

LAURA J. CORWIN
SECRETARY

(212) 556-5995
TELECOPIER NUMBER:
(212) 556-4634


RECEIVED
DEC 11 1990
CORPORATION FINANCE

December 4, 1990

Certified Mail, Return Receipt Requested
Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza Building
450 Fifth Avenue, N.W.
Washington, D.C. 20549


SEC MAIL
RECEIVED
DEC 10 1990
131
WASH. D.C.
PROCESSING
SECTION

Re: The New York Times Company
File No. 1-5837

Gentlemen:

The New York Times Company ("The Times") has received the enclosed letter signed by United Church Board for World Ministries (the "Proponent"), requesting that a proposal (the "Proposal"), a copy of which is attached hereto as Exhibit A, be included in The Times's proxy soliciting material for its 1991 Annual Meeting of Stockholders. The 1991 Annual Meeting of Stockholders will be held on or about April 16, 1990.

The Proponent has provided The Times with evidence that it is the beneficial owner of 34,400 shares of Class A Common Stock of The Times, and has been for a period of over one year. The management of The Times believes that the Proposal may be omitted from the proxy soliciting material for its next annual meeting because, among other reasons, the Proponent, as a holder of Class A Common Stock, is not the "owner of...securities entitled to be voted on the proposal at the meeting..." as is required by Regulation Section 240.14a-8(a)(1).

The Times has two classes of voting stock outstanding: Class A and Class B Common Stock. The Class A Common Stock of The Times has limited voting rights which, in summary, entitles Class A Stockholders to vote for the election of 30% of the Board of Directors, ratification of the selection of The Times's independent certified public accountants, certain acquisitions and the reservation of Times stock for options.

Except as outlined above, and except as otherwise provided by the laws of the State of New York, under The Times Certificate of Incorporation (a copy of which is attached hereto as Exhibit B)..."the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock...and the holders...of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of stockholders or to have notice thereof." (See paragraph XI of Article Fourth of The Times Certificate of Incorporation). The limited voting rights of the Class A stockholders are set forth in detail in Article Fourth, Paragraphs (IX) to (XII) of The Times's Certificate of Incorporation. Holders of Class A Common Stock would not be entitled to vote upon the Proposal in the event that it were submitted to the vote of the shareholders of The Times.

Class A stockholders of The Times have on prior occasions sought to introduce proposals for consideration at an annual meeting of The Times respecting matters on which they were not entitled to vote under the provisions of The Times Certificate of Incorporation and The Times has requested "no-action" positions from the Division of Corporation Finance respecting the omission of such proposals from The Times's proxy materials on the foregoing basis. The Division's consistent response has been that there was some basis for the view that the proponents and other holders of The Times's Class A Common Stock were unable to satisfy the requirement of Regulation Section 240.14a-8(a) that they must be entitled to vote at The Times's meeting on the proposals they wished to present for action, and that consequently, it would not recommend any action to the Commission if the subject proposals were omitted from The Times's proxy material (_see_ The New York Times Company letters of January 16, 1981, December 22, 1980, January 4, 1979, November 9, 1978, March 25, 1975 and April 1, 1974, copies of which are attached hereto as Exhibit C).

Based on the foregoing, the management of The Times believes that the Proposal submitted by a holder of Class A Common Stock may be omitted from its proxy material on the same grounds referred to in the above correspondence, attached as Exhibit C, and intends to omit the same from its 1991 proxy material. The Times reserves the right, should it be necessary, to present additional reasons for omitting such Proposal.

A copy of this letter, together with the enclosures, is being mailed to the Proponent.

Very truly yours,



Laura J. Corwin

/dh
cc: Audrey R. Chapman, Ph.D.

EXHIBIT A



.UNITEL CHURCH BOARD FOR WORLD MINISTRIES

000018

NEW YORK • BOSTON • ST. LOUIS
475 Riverside Drive - 16th Floor, New York, New York 10115-0109

Dorothy Gentry Kearney
President of the Corporation



October 31, 1990



Mr. A. O. Sulzberger
Chairperson and Chief Executive Officer
The New York Times Company
229 West 43rd Street
New York, NY 10036

Dear Mr. Sulzberger:

I am writing on behalf of the United Church Board for World Ministries, the international instrumentality of the United Church of Christ. The United Church Board for World Ministries is the beneficial owner of 35,900 shares of New York Times Company common stock. Proof of ownership is attached.

The United Church of Christ is committed to addressing issues of environmental responsibility and sustainability in order to balance full and equal human development with the protection of the ecosystem. In 1989 the Seventeenth General Synod voted the Integrity of Creation, Justice, and Peace as a priority of the denomination. As a witness to our concerns, we support the intention and content of the Valdez Principles, a code of corporate environmental responsibility.

We appreciate New York Times' current efforts on protection of the environment but certainly all would agree that much more could be done. We believe that a formal commitment to the Valdez Principles would be a major step toward expanding and institutionalizing New York Times' program on environmental responsibility. With a desire to bring this vital issue to the attention of other shareholders and to move New York Times toward even stronger active programs of environmental safeguards, we are filing the enclosed resolution to request a company report detailing progress in achieving the objectives of the Valdez Principles.

We are available to meet with New York Times to further discuss this issue which we trust you recognize is in the best interest of the company. We hope that it will be possible to reach an agreement that will lead to withdrawal of the shareholder resolution. If not we plan to have a representative present at the annual meeting.

Sincerely,

Audrey R. Chapman

Audrey R. Chapman, Ph.D.
World Issues Secretary

ARC/hjl

Enclosures

cc: Scott S. Libbey, Executive Vice-President, UCBWM

THE NEW YORK TIMES COMPANY

WHEREAS, our company is committed to protecting the environment.

WHEREAS, CERES, a broad coalition of institutional investors and environmentalists including sponsors of this proposal, announced the Valdez Principles in 1989. The Principles call for:

1. Protection of the Biosphere: Minimize and seek to eliminate release of pollutants causing damage to the air, water, or earth or its inhabitants. Safeguard habitats in rivers, lakes, wetlands, coastal zones and oceans and minimize contributing to the greenhouse effect, depletion of the ozone layer, acid rain or smog.

2. Sustainable Use of Natural Resources: Make sustainable use of natural resources, such as water, soild, and forests. Conserve nonrenewable natural resources through efficient use and careful planning. Protect wildlife habitat, open spaces and wilderness, while preserving biodiversity.

3. Reduction and Disposal of Wastes: Minimize creation of waste, especially hazardous waste, and wherever possible recycle materials. Dispose of waste through safe and responsible methods.

4. Wise Use of Energy: Make every efforts to use environmentally safe and sustainable energy sources. Invest in improved energy efficiency and conservation in our operations. Maximize the energy efficiency of products we produce or sell.

5. Risk Reduction: Minimize environmental health and safety risks to employees and communities in which we operate by employing safe technologies and operating procedures and by being constantly prepared for emergencies.

6. Marketing of Safe Products and Services: Sell products or services that minimize environmental impacts and are safe as consumers use them. Inform consumers of environmental impacts of products or services.

7. Damage Conpensation: Take responsibility for harm we cause to the environment by making every effort to fully restore the environment and compensate persons adversely affected.

8. Disclosure: Disclose to employees and the public incidents that cause environmental harm or pose health and safety hazards. Disclose potential environmental, health or safety hazards posed by operations and take no action against employees who report conditions that create a danger to the environment or pose health and safety hazards.

9. Environmental Directors and Managers: Commit management resources to implement these Principles, to monitor and report on implementation, and to sustain a process to ensure that the Board and CEO are kept informed of and are fully responsible for environmental matters. Establish a committee of the board with responsibility for environmental affairs. Have one board member qualified to represent environmental interests.

10. Assessment and Annual Audit: Conduct, and make public, an annual self-evaluation of progress in implementing these Principles and in complying with all applicable laws and regulations throughout worldwide operations. Work toward timely creation of independent environmental audit procedures completed annually and made available to the public.

RESOLVED, that the Company conduct the annual assessment and audit required in principle 10 and communicate the results in an annual written report prepared at reasonable cost and omitting proprietary information available upon request to



DEWEY SQUARE INVESTORS CORPORATION

000021

October 24, 1990

Eva S. Dewitz
Senior Portfolio Manager

Dr. Audrey Chapman
c/o United Church Board for World Ministries
475 Riverside Drive
New York, New York 10115

Dear Audrey:

I hereby verify that 35,900 shares of New York Times Company have been held in the United Church Board for World Ministries endowment for a period of over one year.

Sincerely yours,

Eva S. Dewitz
Senior Portfolio Manager

One Financial Center • Boston, MA 02111 • Telephone: (617) 434-6205
Facsimile: (617) 434-6234/1133

NEW YORK TIMES CO (NYT)

229 W 43RD ST
NEW YORK, NY 10036
212. 556.1234

NO ACT

NO ACTION LETTER
Filed on 01/04/1991 - Period: 11/20/1990
File Number 001-05837


GSI

JAN 4 1991

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: The New York Times Company (the "Company")
Incoming letters dated November 20, December 4,* and 11, 1990

Two proposals have been submitted. The first proposal recommends that the Company refrain from supporting any organizations that "endorse, counsel or perform abortion." The second proposal requests that the nominees for election by the Class A shareholders disclose their position on legalized abortion.

There appears to be some basis for your view that the first proposal may be excluded pursuant to rule 14a-8(a)(1). You represent that the holders of the Company's Class A Stock are entitled to vote only on certain matters which do not include the subject of the first proposal. Rule 14a-8(a)(1) requires that in order to be eligible to have a proposal included, a shareholder must own, for a specified time, a minimum amount of "securities entitled to be voted upon the proposal ... ." Accordingly, this Division will not recommend enforcement action to the Commission if the first proposal is omitted from the Company's proxy materials.

There also appears to be some basis for your view that the second proposal constitutes a new proposal. You indicate that the second proposal was received by the Company on November 30, 1990. Rule 14a-8(a)(3) requires that a shareholder's proposal "be received at the registrant's principal executive offices not less than 120 calendar days in advance of the date that the registrant's proxy statement is released to security holders in connection with the previous year's meeting of security holders ... ." You represent that the second proposal should have been received on, or before, November 5, 1990, in order to have been timely. Under these circumstances, this Division will not recommend enforcement action to the Commission if the second proposal is omitted from the Company's proxy materials.

Sincerely,

*Letter not made available in SEC Public Reference Room



John C. Brousseau
Special Counsel

000017 17

LAURA J. CORWIN
SECRETARY

(212) 556-5995
TELECOPIER NUMBER:
(212) 556-4634

November 20, 1990

Via Certified Mail,
Return Receipt Requested

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza Building
450 Fifth Avenue, N.W.
Washington, D.C. 20549

Re: The New York Times Company - File No. 1-5837

Gentlemen:

The New York Times Company ("The Times") has received the enclosed letter signed by Mr. Anthony Leschin (the "Proponent"), requesting that a proposal (the "Proposal"), a copy of which is attached hereto as Exhibit A, be included in The Times's proxy soliciting material for its 1991 Annual Meeting of Stockholders. The 1991 Annual Meeting of Stockholders will be held on or about April 16, 1990.

The Proponent has provided The Times with evidence that he is the beneficial owner of 100 shares of Class A Common Stock of The Times, and has been for a period of over one year.

The management of The Times believes that the Proposal may be omitted from the proxy soliciting material for its next annual meeting because, among other reasons, the Proponent, as a holder of Class A Common Stock, is not the "owner of...securities entitled to be voted on the proposal at the meeting..." as is required by Regulation Section 240.14a-8(a)(1).

The Times has two classes of voting stock outstanding: Class A and Class B Common Stock. The Class A Common Stock of The Times has limited voting rights which, in summary, entitle Class A Stockholders to vote for the election of 30% of the Board of Directors, ratification of the selection of The Times's independent certified public accountants, certain acquisitions and the reservation of Times stock for options.

Except as outlined above, and except as otherwise provided by the laws of the State of New York, under The Times's Certificate of Incorporation (a copy of which is attached hereto as Exhibit B)..."the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock...and the holders...of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of stockholders or to have notice thereof." (See paragraph XI of Article Fourth of The Times Certificate of Incorporation). The limited voting rights of the Class A stockholders are set forth in detail in Article Fourth, Paragraphs (IX) to (XII) of The Times's Certificate of Incorporation. Holders of Class A Common Stock would not be entitled to vote upon the Proposal in the event that it were submitted to the vote of the shareholders of The Times.

Class A stockholders of The Times have on prior occasions sought to introduce proposals for consideration at an annual meeting of The Times respecting matters on which they were not entitled to vote under the provisions of The Times's Certificate of Incorporation, and The Times has requested "no-action" positions from the Division of Corporation Finance respecting the omission of such proposals from The Times's proxy materials on the foregoing basis. The Division's consistent response has been that there was some basis for the view that the proponents and other holders of The Times's Class A Common Stock were unable to satisfy the requirement of Regulation Section 240.14a-8(a) that they must be entitled to vote at The Times's meeting on the proposals they wished to present for action, and that consequently, it would not recommend any action to the Commission if the subject proposals were omitted from The Times's proxy material (see The New York Times Company letters of January 16, 1981, December 22, 1980, January 4, 1979, November 9, 1978, March 25, 1975 and April 1, 1974, copies of which are attached hereto as Exhibit C).

Based on the foregoing, the management of The Times believes that the Proposal submitted by a holder of Class A Common Stock may be omitted from its proxy material on the same grounds referred to in the above correspondence, attached as Exhibit C, and intends to omit the same from its 1991 proxy material. The Times reserves the right, should it be necessary, to present additional reasons for omitting such proposal.

A copy of this letter, together with the enclosures, is being mailed to the Proponent.

Very truly yours,



Laura J. Corwin

/dh

cc: Anthony Leschin

WHEREAS the following population figures (obtained from the US Statistical Abstract) are presented to support the fact that we are becoming a geriatric society

	1985	1990
Age 45 +	30% 71,947,000	31% 76,369,000
Age 18-44	42.7% 99,975,000	43.1% 106,117,000
Age 5-17	19% 44,749,000	18.4% 45,390,000
Under 5	7.6% 17,826,000	7.5% 18,456,000

and WHEREAS in the opinion of this proponent certain segments are already showing the effects namely the closing of schools due to an absence of children; the ongoing expansion of nursing care facilities for the elderly; the future lack of younger workers to sustain the Social Security System and the defense of our nation THEREFORE IT IS RECOMMENDED that this corporation refrain from giving money to advocacy or service organizations that support, counsel or perform abortion.

STATEMENT IN SUPPORT OF RESOLUTION: It is not in the long term interest of this company to support a policy that contributes so devastatingly to the greying of America.

EXHIBIT A

000020

Certified
P 428 225 538

October 1, 1990

W. E. Mattson, President
& Chief Operating Officer
New York Times
229 West 43rd St.
New York, New York 10036


SEC MAIL
RECEIVED
PROCESSING
NOV 26 1990
131
SECTION

Dear Mr. Mattson:

This is to advise you of my intention to present the enclosed resolution at the 1991 Annual Shareholders Meeting. I would appreciate seeing it in the Proxy.

Enclosed is proof of ownership.

Yours truly,

Anthony Leschin
112 West Church St.
Marshalltown, IA 50158

Enclosures

CC: SEC

000021

Certified
P 428 225 544

November 27, 1990


RECEIVED
DEC 07 1990
NOV 29 1990
CORPORATION FINANCE

Securities & Exchange Commission
Division of Corporation Finance
450 Fifth Avenue, N.W.
Washington, D.C. 20549

RE: New York Times 1991 Proxy Resolution

Gentlemen:

November 26th I received a copy of correspondence regarding a resolution.

In order to stay within the confines in which a Class A Common Stock share may be voted upon I have addressed myself to the area in which I can vote.

The enclosed Resolution is submitted.

Yours truly,

Anthony Leschin
by S. Leschin, atty-in-fact

Anthony Leschin
112 West Church St.
Marshalltown, IA 50158

Enclosure

CC: NY Times

COPY TO: Securities Exhange, Commission
Div. of Corporation Finance
450 Fifth Avenue, N.W.
Washington, D.C. 20549

3-3

000022

REFERENCE PROXY SHAREHOLDER RESOLUTION 1991 MEETING

Certified
P 428 225 548

November 29, 1990

Laura J. Corwin, Secretary
New York Times Company
229 West 43 Street
New York, N.Y. 10036

Dear Ms. Corwin:

In reading your letter, Dated November 20, 1990 to the SEC there was a statement on page 2 which reads . . . "the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock. . .and the holders. . .of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of stockholders or to have notice thereof." (See paragraph

Exactly what does this statement mean?? Does the AMEX permit this??

I await your reply.

Yours truly,

CC: SEC

Anthony Leschin
112 West Church St.
Marshalltown, IA 50158

Whereas Class A Common Stockholders are permitted to vote for 30% of the Board of Directors and

Whereas Section 701 (Business Corporation Law) gives authority and responsibility for profit making to these Board members and

Whereas the population profile presented below will affect corporate potential in the future:

Age 45 +	30% 71,947,000	31% 76,369,000
Age 18–44	42.7% 99,975,000	43.1% 106,117,000
Age 5–17	19% 44,749,000	18.4% 45,390,000
Under 5	7.6% 17,826,000	7.5% 18,456,000

Whereas in the opinion of this proponent certain segments are already showing the effects of a geriatric society by the closing of schools due to an absence of children; the ongoing expansion of nursing care facilities for the elderly; the future lack of younger workers to sustain the Social Security System and the defense of our nation and

Whereas it is not in the long term interest of this company to support a policy that contributes so devastatingly to the greying of America and

Whereas this corporation contributes to these harmful tendencies, contrary to the corporate interest whenever it contributes funds to advocacy or service organizations that support, counsel or perform abortion and

Whereas the Directors who are elected from time to time by Class A Shareholders have a significant impact on the position of the corporation on these issues,

NOW THEREFORE IT IS RECOMMENDED that each Class A Shareholder shall be informed, by the corporation, of the position on legalized abortion of such candidates for office of Director as to enable Class A Shareholders to cast an informed vote.

THE NEW YORK TIMES COMPANY
229 WEST 43 STREET
NEW YORK, N.Y. 10036

LAURA J. CORWIN
SECRETARY

(212) 556-5995

TELECOPIER NUMBER:
(212) 556-4634


RECD S.E.C.
DEC 12 1990
6

December 11, 1990


RECEIVED
DEC 13 1990
CORPORATION FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza Building
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The New York Times Company
File No. 1-5837

Gentlemen:

By letter dated October 1, 1990, Mr. Anthony Leschin (the "Proponent") requested that The New York Times Company ("The Times") include a certain proposal (the "First Proposal") in its proxy soliciting material for its 1991 Annual Meeting of Stockholders. The Proponent's First Proposal consisted of a recommendation that The Times refrain from giving money to advocacy or service organizations that support, counsel or perform abortion. By letter dated November 20, 1990 to the Securities and Exchange Commission (the "SEC"), a copy of which was provided to the Proponent, The Times stated its intention to omit the First Proposal from its 1991 proxy soliciting material because, among other reasons, the Proponent, as a holder of Class A Common Stock, is not the "owner of . . . securities entitled to be voted on the [First Proposal] at the meeting . . ." as is required in the SEC's Rule 14a-8(a)(1). A copy of such letter is enclosed herewith.

By letter dated November 27, 1990, addressed to the SEC, a copy of which was mailed to The Times, the Proponent has attempted to submit a new proposal (the "Second Proposal"). The Second Proposal consists of a recommendation that The Times inform each Class A Stockholder of the position on legalized abortion of each candidate for office of director to be elected by the Class A Stockholders of The Times (30% of the Board). As required by the SEC's Rule 14a-8(d), a copy of the Proponent's letter is enclosed herewith.

It is the position of The Times that the Second Proposal, as well as the supporting statement submitted by the Proponent, are not properly includable in the 1991 proxy statement and may be omitted because:

A. The Proponent, as a holder of Class A Common Stock, is not the "owner of . . . securities entitled to be voted on the [Second Proposal] at the meeting . . . " as is required by the SEC's Rule 14a-8(a)(1).

B. The Second Proposal is not significantly related to the business of The Times and thus it may be omitted pursuant to the SEC's Rule 14a-8(c)(5).

C. The Second Proposal, if implemented, would require The Times to violate state and federal laws and thus may be omitted pursuant to the SEC's Rule 14a-8(c)(2).

D. The Second Proposal has not been submitted timely and thus may omitted pursuant to the SEC's Rule 14a-8(a)(3)(i) and (c)(3).

A. Rule 14a-8(a)(1).

As discussed in The Times's letter to the SEC respecting the First Proposal, The Times has two classes of voting stock outstanding: Class A and Class B Common Stock. The Class A Common Stock (which is the class held by the Proponent) has limited voting rights which, in summary, entitle Class A Stockholders to vote for the election of 30% of the board of directors (the "Class A Directors"), ratification of the selection of The Times's independent certified public accountants, certain acquisitions and the reservation of Times stock for options.

Except as outlined above and in our letter respecting the First Proposal, and except as otherwise provided by the laws of the State of New York, The Times's Certificate of Incorporation, a copy of which is enclosed herewith, provides that:

> ". . . the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock . . . and the holders . . . of the Class A Common Stock shall have no voting power, and shall not have the right to participate

in any meeting of stockholders or to have notice thereof."

(See Paragraph XI of Article Fourth of The Times's Certificate of Incorporation).

As a result of these limited voting rights of the Class A Stockholders, which are set forth in detail in Article Fourth, Paragraphs (IX) to (XII) of The Times's Certificate of Incorporation, the holders of Class A Common Stock would not be entitled to vote upon the Second Proposal in the event it were submitted to the vote of the stockholders of The Times. Thus, the Second Proposal may properly be omitted from the proxy material pursuant to paragraphs (a)(1) and (c)(3) of Rule 14a-8.

As discussed in more detail in The Times's letter respecting the First Proposal, Class A Stockholders of The Times have on prior occasions sought to introduce proposals for consideration at an annual meeting of The Times respecting matters on which they were not entitled to vote. In each instance, the Division of Corporation Finance has agreed with The Times that there was "some basis for the view that such proponents and other holders of the Class A Common Stock were unable to satisfy the requirement of Rule 14a-8(a) that they must be entitled to vote at The Times meeting on the proposals they wish to present for action" and agreed that such proposals could properly be omitted.

B. Rule 14a-8(c)(5).

The Second Proposal would require The Times to disclose in its proxy statements the position on legalized abortion of each person nominated for election as a Class A Director. The Second Proposal deals with a matter that is not significantly related to The Times's business and the proposal may therefore be properly omitted from the proxy material pursuant to paragraph (c)(5) of Rule 14a-8. The views of any nominee for election as director or of any director respecting legalized abortion have nothing whatsoever to do with the business of the Company.

In *Stauffer Chemical Company* (available March 1, 1974), the Commission Staff considered an analogous proposal which would have required disclosure of political contributions made by an issuer's officers and directors. The Staff concluded that such proposal was not significantly related to the issuer's business and therefore could be excluded from its proxy material, stating:

> "It is plain that the personal political affiliations of officers and directors and their financial support of political candidates are not significantly related to the company's business."

Similarly, the positions of nominees for the board respecting legalized abortion are not significantly related (or indeed related at all) to the business of The Times.

In a letter to *American Telephone & Telegraph Company* (available January 4, 1979), the Staff (while not agreeing with the issuer's specific request) affirmed the relevance of Rule 14a-8(c)(5) to situations such as the Second Proposal, stating that:

> "There may be instances in which the information requested in a proposal is of so little relevance to the question of whether a nominee is qualified to be a director that a proposal requesting that information would not be significantly related to the issuer's business. . . ."

We note that the proposed disclosure recommended by the Second Proposal could lead other special interest groups to request nominees for directorships to disclose their church or political affiliations, personal activities or opinions on a wide variety of political or social issues. This could lead to the situation described in *Seibert v. Sperry Rand Corporation*, 586 F.2d 949 (2d Cir. 1978), where the Court noted:

> "[If] Sperry's proxy solicitations contain information of the sort demanded by plaintiff concerning every outside corporation with which Sperry's candidates were affiliated, the solicitations would swamp shareholders in an avalanche of trivial information - a result that is hardly conducive to informed decision making."

C. Rule 14a-8(c)(2).

If The Times were to implement the recommendation of the Second Proposal, nominees for Class A Directorships would be required, as a condition to their standing for election, to publicly disclose their opinion on an extremely sensitive and private issue. Clearly, the Proponent's purpose is to bar (or discourage) those individuals who favor legalized abortion from serving on the board. Many qualified individuals who would otherwise be willing to serve The Times and its stockholders as a director, would be dissuaded from standing for election. In addition, it is not inconceivable that present Class A Directors of The Times would opt not to stand for reelection rather than make this sensitive public disclosure of their personal views.

Implementation of the Second Proposal may also violate Title VII of the Civil Rights Act of 1964, the New York State Executive Law and the Administrative Code of the City of New York, each of which prohibits discrimination in employment on various bases including religion and religious belief. Many people find a foundation for their views on abortion in their religious beliefs. Moreover, the Equal Employment Opportunity Commission defines religious beliefs broadly to include moral or ethical beliefs as to what is right and wrong which are sincerely held with the strength of traditional religious views. It is also possible that implementation of the proposal would violate the prohibitions contained in each of these statutes against discrimination on the basis of sex in a manner similar to that in which inquiries (and employment decisions based upon these inquiries) regarding childbirth, family planning and similar matters have. Accordingly, to require disclosure of a nominee's position on legalized abortion and to take such nominee's position on this subject into account in determining his or her suitability for election to the board may well violate one or more of these statutes.

For these reasons, it is the opinion of The Times's management that the Second Proposal, if implemented, could result in The Times violating the law, and thus it may properly be omitted from the proxy soliciting materials pursuant to the SEC's Rule 14a-8(c)(2). See *The Signal Companies, Inc.* (available January 25, 1978) and *Reserve Oil & Gas Co.* (available February 28, 1977), where the Staff agreed that a shareholder proposal that would disqualify communists from serving as directors would require the issuer to violate federal civil rights laws, and thus could properly be omitted in reliance on Rule 14a-8(c)(2).

D. Rule 14a-8(a)(3)(i).

The Second Proposal was received by The Times on November 30, 1990. The Times's proxy statement respecting the 1990 annual meeting was dated March 5, 1990. Thus, under the SEC's Rule 14a-8(a)(3)(i), in order for a 1991 proposal to be timely submitted for inclusion in the 1991 proxy statement, it was required to have been submitted at least 120 days prior to March 5, 1991, that is, by November 5, 1990. This deadline was set forth in The Times's 1990 Proxy Statement. Thus, The Times may properly omit the Second Proposal from the proxy statement under Rule 14a-8(a)(3)(i) and Rule 14a-8(c)(3).

Although the Proponent may argue that the Second Proposal is merely an amendment of the First Proposal (which was received prior to November 5, 1990), The Times believes that it is clear that the Second Proposal constitutes a new proposal that was not timely submitted. The First Proposal consisted of a recommendation respecting contributions to, and support of, organizations supporting, counseling or performing abortions. The Second Proposal consists of a recommendation that information as to views on legalized abortion be provided respecting nominees for directorships. Securities Exchange Act Release No. 12999 (November 22, 1976) addresses the scope of permissible changes to timely submitted proposals. Changes "may be made by the proponent after the timeliness deadline has passed, provided the changes are minor in nature and do not alter the substance of the proposal." Proponents may cure "relatively minor defects that are easily correctable," if such corrections are non-substantive. See also *Texaco, Inc.* (available February 29, 1988); *Procter & Gamble Co. (Calvert)* (available July 1, 1981); and *Paramount Packaging Corp.* (available March 11, 1981). It is submitted that notwithstanding the fact that both proposals loosely relate to abortion, the two proposals are vastly different and by no stretch of the imagination could the Second Proposal be deemed a non-substantive modification of the First Proposal. Indeed, in the Proponent's letter to the SEC respecting the Second Proposal, he states "The enclosed Resolution is submitted" and not that the original resolution had been modified or amended.

Based on the foregoing, the management of The Times believes that the Second Proposal may be properly omitted from its proxy material, and it intends to omit the same from its 1991 proxy material. It is not clear to The Times whether the submission of the Second Proposal by the Proponent constitutes a voluntary withdrawal of the First Proposal. However, regardless of the Proponent's intention in that respect, The Times continues to believe that the First Proposal may be properly omitted from the proxy material for the reasons stated in the letter of November 20, 1990, and intends to so omit the same from the 1991 proxy material.

The Times reserves the right, should it be necessary, to present additional reasons for omitting both the First Proposal and the Second Proposal.

As required by the SEC's Rule 14a-8(d), six copies of this letter and its enclosures are being submitted to the SEC, and a copy of this letter is being mailed to the Proponent.

Very truly yours,



Laura J. Corwin

cc: Mr. Anthony Leschin


SEC MAIL
RECEIVED
DEC 21 1990
146
SECTION
D.C.

000031

Certified
P 428 230 247

December 14, 1990

Securities & Exchange Commission
Division of Corporation Finance
450 Fifth Avenue, N.W.
Washington, D.C. 20549


RECEIVED
DEC 31 1990
CORPORATION FINANCE

RE: New York Times 1991 Proxy Resolution

Gentlemen:

I have received a copy of Ms. Laura J. Corwin's letter to your office dated December 11th.

Page 2 item B - my resolution is absolutely related to the investment value of this corporation.

Page 3 item B - refers to Stauffer Chemical Company
I have never mentioned religion. I have never mentioned politics. I have never mentioned morality. Demographics and investment value are what I am trying to bring to the attention of the shareholders of this company.

The company still has not responded to my letter of inquiry re AMEX listing. It seems as a shareholder I am in a "catch 22" and I can only conclude that this is a MIGHTY FORTRESS and our open capitalistic system is awry.

Enclosed are some illustrations of the demographic aspect of this subject.

Yours truly,

Anthony Leschin

Anthony Leschin
112 West Church
Marshalltown, IA 50158

Enclosures

CC: NYT

000032

Whereas Class A Common Stockholders are permitted to vote for 30% of the Board of Directors and

Whereas Section 701 (Business Corporation Law) gives authority and responsibility for profit making to these Board members and

Whereas the population profile presented below will affect corporate potential in the future

	1985	1990
Age 45 +	30% 71,947,000	31% 76,369,000
Age 18-44	42.7% 99,975,000	43.1% 106,117,000
Age 5-17	19% 44,749,000	18.4% 45,390,000
Under 5	7.6% 17,826,000	7.5% 18,456,000


DEC 31 1990
CORPORATION FINANCE

Whereas in the opinion of this proponent certain segments are already showing the effects of a geriatric society by the closing of schools due to an absence of children; the ongoing expansion of nursing care facilities for the elderly; the future lack of younger workers to sustain the Social Security System and the defense of our nation THEREFORE IT IS RECOMMENDED that Class A shareholders be given the opportunity to vote for 30% of the Board of Directors who will, in view of their fiduciary responsibilities, refrain from giving money to advocacy or service organizations that support, counsel or perform abortion.

STATEMENT IN SUPPORT: It is not in the long term interest of this company to support a policy that contributes so devastatingly to the greying of AMERICA.

NEW YORK TIMES CO (NYT)

229 W 43RD ST
NEW YORK, NY 10036
212. 556.1234

NO ACT

NO ACTION LETTER
Filed on 01/16/1981


GSI



DIVISION OF
CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

8

000025

January 16, 1981

Solomon B. Watson, IV, Secretary
The New York Times Company
229 West 43rd Street
New York, New York 10036

Re: The New York Times Company

Dear Mr. Watson:

This is in regard to your letter dated December 30, 1980 which was received by the Commission on January 2, 1981, concerning a request made to The New York Times Company ("Company") by John J. Gilbert, John C. Henry and Wilma Soss ("Proponents") to include a shareholder proposal in the Company's proxy soliciting material for its 1981 annual meeting of security holders. Pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, your letter indicated the management's intention to exclude this proposal from the Company's proxy material. Subsequently, we received a letter dated January 5, 1981 from John J. Gilbert, suggesting that the management's determination to omit the proposal was erroneous.

The proposal, the text of which is set forth on page one of the enclosure to your letter of December 30, 1980, relates to the formation of a nominating committee.

In your letter you have expressed the opinion that the proposal is excludable from the Company's proxy material under Rule 14a-8(a)(1) and you cite certain reasons in support of that opinion. In this regard, you cite the Company's Certificate of Incorporation as providing, with certain exceptions, that "the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock ... and the holders ... of the Class A Common Stock shall have no voting power and shall not have the right to participate in any meeting of stockholders or to have notice thereof." There appears to be some basis for your view that the Proponents, as holders of Class A Common Stock, are not security holders entitled to vote at the meeting on their proposal, as required under paragraph (a)(1) of Rule 14a-8. Under the circumstances, this Division will not recommend any enforcement action to the Commission if the proposal is omitted from the Company's proxy material.

In connection with the foregoing, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,



Michael R. Kargula
Attorney Adviser

cc: John J. Gilbert
John C. Henry
Wilma Soss
1165 Park Avenue
New York, New York 10028

Enclosure

THE NEW YORK TIMES COMPANY

229 WEST 43 STREET
NEW YORK, N.Y. 10036

[illegible] B. WATSON, IV
Secretary

December 30


RECEIVED
JAN 2 1981
MAIL PROCESSING SECTION S.E.C.

Securities and Exchange Commission
Division of Corporation Finance
500 N. Capitol Street
Washington, D.C. 20549

Re: The New York Times Company
File No. 1-5837

Gentlemen:

The New York Times Company ("The Times") has received the enclosed letters signed by three of its Class A stockholders -- John J. Gilbert, John C. Henry and Wilma Soss -- requesting that two stockholder proposals, one relating to the formation of a nominating committee and one relating to proxy statement disclosure of the amount of auditors' fees, be included in The Times' proxy soliciting material for its 1981 Annual Meeting of Stockholders. (The proponents have agreed to withdraw the latter proposal in consideration of The Times's agreement to disclose the amount of the fee in its post-meeting report if the question is asked at an annual meeting of stockholders.) Under the by-laws of The Times, the 1981 Annual Meeting of Stockholders will be held on April 21st, 1981. A copy of the correspondence is attached hereto as Exhibit A.

The Times has two classes of voting stock outstanding: Class A and Class B Common Stock. The Class A Common Stock of The Times has limited voting rights which, in summary, entitle Class A stockholders to vote for the election of 30% of the Board of Directors, ratification of the selection of the independent certified public accountants, major acquisitions and the reservation of Times stock for options.

Except as outlined above, and except as otherwise provided by the laws of the State of New York, under The Times Certificate of Incorporation (a copy of which is attached hereto as Exhibit B) ". . . the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock . . . and the holders . . . of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of stockholders or to have notice thereof." (See paragraph (XI) of Article Fourth of The Times Certificate of Incorporation.) The limited voting rights of the Class A stockholders are set forth in detail in Article Fourth, Paragraphs (IX) to (XII) of The Times' Certificate of Incorporation.

The management of The Times believes that the proposal of the Class A stockholders may be omitted from the proxy soliciting material for its next annual meeting because, among other reasons, none of the stockholders is the "owner of a security entitled to be voted at the meeting on his proposal . . . " as is required by Regulation Section 240.14a-8(a)(1). In this connection, The Times submits a copy of earlier correspondence between it and the Division of Corporation Finance relating to omission of a proposal made by a Class A stockholder for this reason. (Exhibit C, attached.) With respect to the Class A stockholder proposal referred to therein, the Division wrote, in pertinent part:

> "Your letter . . . indicate(s) that there is some basis for the view that the proponents and other holders of the Company's Class A Common Stock are unable to satisfy the requirement of Rule 14a-8(a) that they must be entitled to vote at the company's meeting . . . on the proposals they may wish to present for action. Under the circumstances, this Division will not recommend any action to the Commission if the subject proposals are omitted from the Company's proxy material."

The management of The Times believes that the instant proposal relating to the formation of a nominating committee submitted by three holders of Class A Common Stock may be omitted from its proxy material on the same grounds referred to in the above correspondence, and reserves the right, if necessary, to present additional reasons for omitting such proposals.

A copy of this letter, together with the enclosures, is being mailed to the stockholders who submitted the proposal.

Very truly yours,

Solomon B. Watson, IV

Solomon B. Watson, IV

SBW:jv
Enclosures

cc: John J. Gilbert
John C. Henry
Wilma Soss

TEL: 289-8331

000029

JOHN J. GILBERT
1165 PARK AVENUE
NEW YORK, N. Y. 10028

DEC 5 1980

Mr. Solomon Watson, IV, Secretary
New York Times Company
229 West 43rd St.
New York, N.Y. 10036

Dear Mr. Watson:

Pursuant to Rule X-14 of the Securities and Exchange Commission, this letter is formal notice to the management of New York Times Company that, at the coming annual meeting of 1981, John J. Gilbert, who is the owner of 300 shares of stock, and representing an additional family interest of 200 shares, and/or John C. Henry, who is theowner of 90 shares, and/or Wilma Soss, who is the owner of 10 shares, will cause to be introduced from the floor the following resolutions.

We ask that, if the management intends to oppose these resolutions, our names and addresses, as above in the case of Mr. Gilbert, and 5 East 93rd Street, New York, N.Y. 10028 in the case of Mr. Henry, and P.O. Box 190, Grand Central Station, New York, N.Y. 10017 in the case of Mrs. Soss, together with the number of shares owned and represented by us, as recorded on the stock ledger of the Company, be printed in the proxy statement, together with the text of the resolutions and the statement of reasons for their introduction. We also ask that the substance of the resolutions be included in the notice of the annual meeting.

I

RESOLVED: That the stockholders of New York Times Company, assembled in annual meeting in person and by proxy, hereby request the Board of Directors to take the steps necessary to provide for the formation of a nominating committee.

REASONS

The last proxy statement of the corporation disclosed that we do not have a nominating committee for election to the Board, which is standard in most companies.

We believe this policy should be followed at New York Times Company.

If you agree, please mark your proxy for this resolution; otherwise it is automatically cast against it.

II

RESOLVED: That the stockholders of New York Times Company, assembled in annual meeting in person and by proxy, hereby request that the Board of Directors take the steps necessary to disclose the amount of the fees paid to the auditors in the proxy statement.

Companies now ... this information in ... REASONS ... statement ...

General Motors, Celanese, Pfizer, Bristol-Myers, Bethlehem Steel, Lehman, Chessie System, W.R. Grace, Xerox, United Technologies, Foremost-McKesson, Koppers, Richardson-Merrell, Litton Industries, LFE, Harvey Hubbell, DuPont and Electro Audio Dynamics, as well as a number of others.

We believe owners are entitled to this information and this example should be followed at New York Times Company, in our opinion.

If you agree, please mark your proxy for this resolution; otherwise it is automatically cast against it.

Sincerely,


John J. Gilbert


John C. Henry


Wilma Soss

cc: Securities and Exchange Commission
Washington, D.C. 20549

000031

EXHIBIT A

TEL.: 289-8331

John J. Gilbert

LEWIS D. GILBERT
1165 PARK AVENUE
NEW YORK, N. Y. 10028

DEC - 5 1980

Mr. Solomon Watson, IV, Secretary
New York Times Company
229 West 43rd St.
New York,N.Y. 10036

Dear Sir:

The holdings mentioned in the attached resolution may not be accurate.

Please check your records for the proper amounts in the said names.

Sincerely,

John J Gilbert

P.S. The family interest includes:
Margot Gilbert

(212) 289-4113

LEWIS D. GILBERT
JOHN J. GILBERT
1165 PARK AVENUE
NEW YORK, N. Y. 10028

Jan. 5, 1981

Mr. William Morley, Deputy Chief Counsel
Div. of Corporate Finance
SEC
Room F 429
320 1st Street
Washington, D.C. 20549

Re: New York Times

Dear Mr. Morley:

In connection with the desire of management to omit our second proposal in regard to a nominating committee, we believe this is an extremely important issue because it involves corporate governance for all stockholders in all classes of stock.

However, we have no objection to making it applicable to having a nominating committee for Class "A" stockholders and would be delighted to change the wording to such extent.

Management claims that we do not have the right to vote on other issues, in rebuttal I call your attention to the proxy statement of April 24, 1979's annual meeting. I am enclosing for your information a copy of the notice of that meeting, where we were definitely asked to vote on such issues as executive compensation and option plans.

I again ask that our second proposal be carried in the proxy statement.

Thanking you for your consideration in the above matter.

Sincerely,

John J. Gilbert

cc: Mr. Solomon B. Watson

NEW YORK TIMES CO (NYT)

229 W 43RD ST
NEW YORK, NY 10036
212. 556.1234

NO ACT

NO ACTION LETTER
Filed on 12/22/1980


GSI

RITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

000028


DIVISION OF CORPORATION FINANCE

DEC 22 1980

Mr. Solomon B. Watson, IV
Secretary
The New York Times Company
229 West 43 Street
New York, New York 10036

Re: The New York Times Company

Dear Mr. Watson:

This is in regard to your letter, dated November 19, 1980, which was received by the Commission on November 21, 1980, concerning a request made to The New York Times Company ("Company") by Mr. W.D. Zander ("Proponent") to include one shareholder proposal in the Company's proxy soliciting material ("proxy material") for its 1981 annual meeting of security holders (scheduled to be held on April 21, 1981). Pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, your letter indicated the management's intention to exclude this proposal from the Company's proxy material.

In your letter you have expressed the opinion that the proposal is excludable from the Company's proxy material under Rule 14a-8(a)(1) and you cite certain reasons in support of that opinion. In this regard, you cite the Company's Certificate of Incorporation as providing, with certain exceptions, that "the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock ... and the holders ... of the Class A Common Stock shall have no voting power and shall not have the right to participate in any meeting of stockholders or to have notice thereof." There appears to be some basis for your view that the proponent, a holder of Class A Common Stock, is not a "security holder entitled to vote at the meeting on his proposal," as required under paragraph (a)(1) of Rule 14a-8. Under the circumstances, this Division will not recommend any enforcement action to the Commission if the proposal is omitted from the Company's proxy material.

In connection with the foregoing, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Michael R. Kargula
Attorney-Adviser

Enclosure

cc: W.D. Zander, President
Healey & Co., Incorporated
750 Third Avenue
New York, New York 10017


RECEIVED
NOV 21 1980
MAIL PROCESSING SECTION S.E.C.

THE NEW YORK TIMES COMPANY
229 WEST 43 STREET
NEW YORK, N.Y. 10036

SOLOMON B. WATSON, IV
Secretary

November 19, 1980

Securities and Exchange Commission
Division of Corporation Finance
500 N. Capital Street
Washington, D.C. 20549

Re: The New York Times Company
File No. 1-5837

Gentlemen:

The New York Times Company ("The Times") has received the enclosed letter signed by one of its Class A stockholders, Mr. W. D. Zander, requesting that a stockholder proposal, a copy of which is attached hereto as Exhibit A, be included in The Times' proxy soliciting material for its 1981 Annual Meeting of Stockholders. Under the by-laws of The Times, the 1981 Annual Meeting of Stockholders will be held on April 21st, 1981.

The Times has two classes of voting stock outstanding: Class A and Class B Common Stock. The Class A Common Stock of The Times has limited voting rights which, in summary, entitle Class A stockholders to vote for the election of 30% of the Board of Directors, ratification of the selection of the independent certified public accountants, major acquisitions and the reservation of Times stock for options.

Except as outlined above, and except as otherwise provided by the laws of the State of New York, under The Times Certificate of Incorporation . . . "the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock . . . and the holders . . . of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of stockholders or to have notice thereof." (See paragraph (XI) of Article Fourth of The Times Certificate of Incorporation, a copy of which is attached hereto as Exhibit B). The limited voting rights of the Class A stockholders are set forth in detail in Article Fourth, Paragraphs (IX) to (XII) of The Times' Certificate of Incorporation.

The management of The Times believes that the proposal of the Class A stockholder may be omitted from the proxy soliciting material for its next annual meeting because, among other reasons, the stockholder is not the "owner of a security entitled to be voted at the meeting on his proposal . . . " as is required by Regulation Section 240.14a-8(a)(1). In this connection, The Times submits a copy of earlier correspondence between it and the Division of Corporation Finance relating to omission of a proposal made by a Class A stockholder for this reason. (Exhibit C, attached.) With respect to the Class A stockholder proposal referred to therein, the Division wrote, in pertinent part:

> "Your letter . . . indicate(s) that there is some basis for the view that the proponents and other holders of the Company's Class A Common Stock are unable to satisfy the requirement of Rule 14a-8(a) that they must be entitled to vote at the company's meeting . . . on the proposals they may wish to present for action. Under the circumstances, this Division will not recommend any action to the Commission if the subject proposals are omitted from the Company's proxy material."

The management of The Times believes that the instant proposal submitted by a holder of Class A Common Stock may be omitted from its proxy material on the same grounds referred to in the above correspondence, and reserves the right, if necessary, to present additional reasons for omitting such proposal.

A copy of this letter, together with the enclosures, is being mailed to the stockholder who submitted the proposal.

Very truly yours,

Sol B. Watson, IV

Solomon B. Watson, IV

SBW:bs
Enc.

cc: Mr. W. D. Zander

Exhibit 000023

henley + co. INCORPORATED

June 16, 1980

The New York Times
229 West 43 Street
New York, New York 10036

ATT: A. O. Sulzberger, Chairman
Board of Directors

Gentlemen:

As a stockholder of record, I request that you include for stockholder approval the following proposal in your proxy statement for the 1981 annual meeting:

> Proposed, that the present Class A and Class B common stock be reclassified into a single class of stock with identical voting power per share, and that application subsequently be made for listing on the New York Stock Exchange.

Comments:

1. The New York Stock Exchange listing rules imply that corporate democracy calls for all common stock to have equal and identical voting rights per share.

2. Listing on the New York Stock Exchange will benefit both the stockholders and the company. It may result in a higher price and broader distribution. It will also provide a better vehicle for possible future acquisitions.

3. Recapitalization into a single voting class will not immediately affect the present management's effective control.

4. A vote against this proposal will signify an intention to perpetuate the present management and its chosen successors regardless of performance or stock ownership.

Please advise me at your earliest convenience whether or not you consider this proposal acceptable for inclusion in the proxy statement.

I plan to attend the next stockholders' meeting to sponsor my proposal.

Sincerely,

W. D. Zander

W. D. Zander
President

WDZ/mf

NEW YORK TIMES CO (NYT)

229 W 43RD ST
NEW YORK, NY 10036
212. 556.1234

NO ACT

NO ACTION LETTER
Filed on 01/04/1979


GSI

OMMISSION
0549

000082

DIVISION OF
CORPORATION FINANCE

JAN 4 1979

Michael E. Ryan, Esq.
Secretary and Corporate Counsel
The New York Times Company
229 West 43rd Street
New York, New York 10036

Act	1934
Section	14(a)
Rule	14a-8
Public Availability	1-4-79

Re: The New York Times Company

Dear Mr. Ryan:

This is in regard to your letter dated December 27, 1978 concerning a request made of The New York Times Company (the "Company") by the Synanon Committee For Responsible American Media to include one shareholder proposal in the Company's proxy soliciting material for the 1979 annual meeting of security holders scheduled to be held on April 24, 1979. Pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, your letter indicated the management's intention to exclude this proposal from the Company's proxy material.

You indicate in your letter that the proponent is a holder of the Company's Class A Common Stock. You further cite the Company's Certificate of Incorporation as providing, with certain exceptions, that "the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock ... and the holders... of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of stockholders or to have notice thereof." The only exceptions relevant to this matter are that Class A shareholders are entitled to elect 30% of the directors and to vote on the ratification of the selection of auditors, major acquisitions and the reservation of Company stock for options. It is your view that the proponent would thus not be a shareholder entitled to vote at the meeting upon the proposal it has submitted.

As specified in paragraph (a) of Rule 14a-8, shareholder proposals may only be submitted by "a record or beneficial owner of a security entitled to be voted at the meeting on his proposal..." Your letter indicates that there is some basis for the view that the proponent and other holders of the Company's Class A Common Stock are unable to satisfy the requirement of Rule 14a-8(a) that they must be entitled to vote on the proposal at the Company's meeting. Under the circumstances, this Division will not recommend any action to the Commission if the subject proposal is omitted from the Company's proxy material.

As you may be aware, this Division believes its responsibility with respect to matters arising under Rule 14a-8, as with other matters under the proxy rules, is to aid those who must comply with these requirements by offering informal advice and suggestions and to determine, initially, whether it may be appropriate in a particular matter to recommend enforcement action to the Commission. In this context, we have reviewed the materials which you have furnished to us. The enforcement judgment the staff has reached does not and cannot purport to "adjudicate" the merits of the Company's posture in this matter. Only a district court can decide whether the company is obligated to include the instant proposal in its proxy materials. Accordingly, our discretionary determination not to recommend enforcement action to the Commission does not preclude the proponent, or any shareholder of the Company, from pursuing any rights it may have against the Company in a district court, should the management omit this proposal from the Company's proxy material.

Sincerely,

William E. Morley
Special Counsel

cc: Mr. Sidney Finkelstein
President
Synanon Committee For Responsible American Media
P.O. Box 112
Badger, California 93603

THE NEW YORK TIMES COMPANY

229 WEST 43 STREET
NEW YORK, N.Y. 10036


000084
RECEIVED
JAN 2 1979
MAIL PROCESSING SECTION S.E.C.

MICHAEL E. RYAN
SECRETARY AND CORPORATE COUNSEL

December 27, 1978

Securities and Exchange Commission
Division of Corporation Finance
500 N. Capitol Street
Washington, D.C. 20549

Re: The New York Times Company
File No. 1-5837

Gentlemen:

The New York Times Company ("The Times") has received the enclosed letter signed by one of its Class A stockholders, Synanon Committee for Responsible American Media, requesting that a stockholder proposal, a copy of which is attached hereto as Exhibit A, be included in The Times' proxy soliciting material for its 1979 Annual Meeting of Stockholders. Under the by-laws of The Times, the 1979 Annual Meeting of Stockhold[illegible] will be held on April 24th, 1979.

The Times has two classses of voting stock outstanding: Class A and Class B Common Stock. The Class A Common Stock of The Times has limited voting rights which, in summary, entitle Class A stockholders to vote for the election of 30% of the Board of Directors, ratification of the selection of the independent certified public accountants, major acquisitions and the reservation of Times stock for options.

Except as outlined above, and except as otherwise provided by the laws of the State of New York, under The Times Certificate of Incorporation . . . "the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock . . . and the holders . . . of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of stockholders or to have notice thereof." (See paragraph (XI) of Article Fourth of The Times Certificate of Incorporation). The limited voting rights of the Class A stockholders are set forth in detail in Article Fourth, Paragraphs (IX) to (XII) of The Times' Certificate of Incorporation, a copy of which is attached hereto as Exhibit B.

The management of The Times believes that the proposal of the Class A stockholder may be omitted from the proxy soliciting material for its next annual meeting because, among other reasons, the stockholder is not the "owner of a security entitled to be voted at the meeting on his proposal . . . " as is required by Regulation Section 240.14a-8(a)(1). In this connection, The Times submits a copy of earlier correspondence between it and the Division of Corporation Finance relating to omission of a proposal made by the same Class A stockholder for this reason. (Exhibit C, attached.) With respect to the Class A stockholder proposal referred to therein, the Division wrote, in pertinent part:

> "Your letter indicates that there is some basis for the view that the proponent and other holders of the Company's Class A Common Stock are unable to satisfy the requirement of Rule 14a-8(d) that they must be entitled to vote on the proposal at the Company's meeting. Under the circumstances, this Division will not recommend any action to the Commission if the subject proposal is omitted from the Company's proxy material."

The management of The Times believes that the instant proposal submitted by a holder of Class A Common Stock may be omitted from its proxy material on the same grounds referred to in the above correspondence, and reserves the right, if necessary, to present additional reasons for omitting such proposal.

A copy of this letter, together with the enclosures, is being mailed to the stockholder who submitted the proposal.

Very truly yours,



Michael E. Ryan

MER:jc
Enc.

cc: Mr. Sidney Finkelstein

EXHIBIT A 000086

C.R.A.M.

P.O. Box 786, Marshall CA 94940, (415) 663-81
2240 24th Street, San Francisco CA 94107, (415) 647-04
→P.O. Box 112, Badger CA 93603, (209) 337-28

December 11, 1978

DEC 19 1978

Mr. A. O. Sulzberger, Chairman
New York Times Company, Inc.
229 West 43 Street
New York, NY 10036

Dear Mr. Sulzberger:

Enclosed you will find a stockholder resolution asking for public disclosure of all covert information gathering sources currently employed by New York Times Company, Inc. We feel that full disclosure as asked for in the enclosed resolution would help provide information for stockholders to assess the role of the New York Times Company, Inc. in serving the public interest.

The Synanon Committee for a Responsible American Press holds one share of New York Times Company, Inc. stock. We would be glad to provide verification of ownership if you should need it.

I am hereby authorized to notify you of our intention to present the attached proposal for consideration and action by the stockholders at the next annual meeting and I hereby submit it for inclusion in the Company's proxy statement in accordance with rule 14-A-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal by the stockholders, please be good enough to include in the Corporation's proxy material the attached stockholder's statement submitted in support of the proposal as required by the aforesaid Rules and Regulations.

Sincerely yours,



Sidney Finkelstein, President
Synanon Committee for Responsible American Media
aka The Synanon Committee for a Responsible American Press

SF/nl
enclosure

Synanon Committee for Responsible American Media

C.R.A.M.

P.O. Box 786, Marshall CA 94940, (415) 663-8111
2240 24th Street, San Francisco CA 94107, (415) 647-0440
P.O. Box 112, Badger CA 93603, (209) 337-2881

December 11, 1978

STOCKHOLDER PROPOSAL

The Synanon Committee for a Responsible American Press, P. O. Box 112, Badger, CA 93603, has given notice that they intend to present for action at the annual meeting the following resolution:

> "RESOLVED: That the stockholders recommend to the board of directors that New York Times Company, Inc. make public disclosure of all covert information gathering sources, such as Research West, currently employed by New York Times Company, Inc."

The proponent has submitted the following statement in support of his resolution:

> "If you believe that the credibility of American's institutions are at issue in virtually every area of public policy, that the events of Watergate, Vietnam, corporate bribes, illegal government surveillance, and similar activities are undermining and eroding the voluntary, society-wide bonds of mutual trust and respect necessary for a free society, and that the media plays an important part in establishing such credibility, then please support and vote for this resolution so stockholders can assess the role of New York Times Company, Inc. in serving the public interest."

Synanon Committee for Responsible American Media

NEW YORK TIMES CO (NYT)

229 W 43RD ST
NEW YORK, NY 10036
212. 556.1234

NO ACT

Filed on 11/09/1978



GSI

) EXCHANGE COMMISSION
NGTON. D.C. 20549

DIVISION OF
CORPORATION FINANCE

Act	1934
Section	14(a)
Rule	14a-8
Public Availability	11-9-78

Michael E. Ryan, Esq.
Secretary and Corporate Counsel
The New York Times Company
229 West 43rd Street
New York, New York 10036

Re: The New York Times Company

Dear Mr. Ryan:

This is in regard to your letter dated November 1, 1978 concerning a request made of The New York Times Company (the "Company") by the Synanon Committee For Responsible American Media to include one shareholder proposal in the Company's proxy soliciting material for the 1979 annual meeting of security holders scheduled to be held on April 24, 1979. Pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, your letter indicated the management's intention to exclude this proposal from the Company's proxy material.

You indicate in your letter that the proponent is a holder of the Company's Class A Common Stock. You further cite the Company's Certificate of Incorporation as providing, with certain exceptions, that "the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock ... and the holders... of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of stockholders or to have notice thereof." The only exceptions relevant to this matter are that Class A shareholders are entitled to elect 30% of the directors and to vote on the ratification of the selection of auditors, major acquisitions and the reservation of Company stock for options. It is your view that the proponent would thus not be a shareholder entitled to vote at the meeting upon the proposal it has submitted.

As specified in paragraph (a) of Rule 14a-8, shareholder proposals may only be submitted by "a record or beneficial owner of a security entitled to be voted at the meeting on his proposal..." Your letter indicates that there is some basis for the view that the proponent and other holders of the Company's Class A Common Stock are unable to satisfy the requirement of Rule 14a-8(d) that they must be entitled to vote on the proposal at the Company's meeting. Under the circumstances, this Division will not recommend any action to the Commission if the subject proposal is omitted from the Company's proxy material.

As you may be aware, this Division believes its responsibility with respect to matters arising under Rule 14a-8, as with other matters under the proxy rules, is to aid those who must comply with these requirements by offering informal advice and suggestions and to determine, initially, whether it may be appropriate in a particular matter to recommend enforcement action to the Commission. In this context, we have reviewed the materials which you have furnished to us. The enforcement judgment the staff has reached does not and cannot purport to "adjudicate" the merits of the Company's posture in this matter. Only a district court can decide whether the company is obligated to include the instant proposal in its proxy materials. Accordingly, our discretionary determination not to recommend enforcement action to the Commission does not preclude the proponent, or any shareholder of the Company, from pursuing any rights it may have against the Company in a district court, should the management omit this proposal from the Company's proxy material.

Sincerely,

William E. Morley
Special Counsel

cc: Mr. Sidney Finkelstein, President
Synanon Committee For Responsible American Media
P.O. Box 112
Badgar, California 93603

THE NEW YORK TIMES COMPANY

229 WEST 43 STREET
NEW YORK N.Y. 10036

MICHAEL E. RYAN
SECRETARY AND CORPORATE COUNSEL

November 1, 1978

Securities and Exchange Commission
Division of Corporation Finance
500 N. Capitol Street
Washington D.C. 20549

Re: The New York Times Company
File No. 1-5837

Gentlemen:

The New York Times Company ("The Times") has received the enclosed letter signed by one of its Class A stockholders, Synanon Committee for Responsible American Media, requesting that a stockholder proposal relating to the editorial policy of The Times be included in The Times' proxy soliciting material for its 1979 Annual Meeting of Stockholders. Under the by-laws of The Times, the 1979 Annual Meeting of Stockholders will be held on April 24th, 1979.

The Times has two classses of voting stock outstanding: Class A and Class B Common Stock. The Class A Common Stock of The Times has limited voting rights which, in summary, entitle Class A stockholders to vote for the election of 30% of the Board of Directors, ratification of the selection of the independent certified public accountants, major acquisitions and the reservation of Times stock for options.

Except as outlined above, and except as otherwise provided by the laws of the State of New York, under The Times Certificate of Incorporation . . . "the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock . . . and the holders . . . of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of stockholders or to have notice thereof." (See paragraph (XI) of Article Fourth of The Times Certificate of Incorporation). The limited voting rights of the Class A stockholders are set forth in detail in Article Fourth, Paragraphs (IX) to (XII) of the enclosed copy of The Times' Certificate of Incorporation.

The management of The Times believes that the proposal of the Class A stockholder may be omitted from the proxy soliciting material for its next annual meeting because, among other reasons, the stockholder is not the "owner of a security entitled to be voted at the meeting on his proposal . . . " as is required by Regulation Section 240.14a-8(a)(1). In this connection, The Times submits a copy of earlier correspondence between it and the Division of Corporation Finance relating to omission of proposals made by Class A stockholders for this reason. With respect to the Class A stockholder proposals referred to therein, the Division wrote, in pertinent part:

> "Your letter and the supporting opinion of counsel indicate that there is some basis for the view that the proponents and the other holders of the company's Class A stock are unable to satisfy the requirement of Rule 14a-8(a) that they must be entitled to vote at the company's meeting of security holders because it appears reasonable to interpret this requirement as meaning that they must be entitled to vote on the proposals they may wish to present for action. Under the circumstances, this Division will not recommend any action to the Commission if the subject proposals are omitted from the company's proxy material."

The management of The Times believes that the instant proposal submitted by a holder of Class A Common Stock may be omitted from its proxy material on the same grounds referred to in the above correspondence, and reserves the right, if necessary, to present additional reasons for omitting such proposal.

A copy of this letter, together with the enclosures, is being mailed to the stockholder who submitted the proposal.

Very truly yours,



Michael E. Ryan

MER:jc
Enc.

cc: Mr. Sidney Finkelstein

C.R.A.M.

SYNANON COMMITTEE FOR RESPONSIBLE AMERICAN MEDIA
P.O. Box 786, Marshall CA 94940, (415) 663-8111
2240 24th Street, San Francisco CA 94107, (415) 647-0440
P.O. Box 112, Badger CA 93603, (209) 337-2681

000072



October 1, 1978

Mr. A.O. Sulzberger, Chairman
New York Times Company, Inc.
229 West 43 Street
New York, New York 10036

Dear Mr. Sulzberger:

Enclosed you will find a stockholder resolution asking for public disclosure of the company's editorial policy and disclosure of the author(s) of such policy. We feel that full disclosure as asked for in the enclosed resolution would help provide information for stockholders to assess the role of the New York Times Company in serving the public interest.

The Synanon Committee for a Responsible American Press holds one share of New York Times stock. We would be glad to provide verification of ownership if you should need it.

I am hereby authorized to notify you of our intention to present the attached proposal for consideration and action by the stockholders at the next annual meeting and I hereby submit it for inclusion in the Company's proxy statement in accordance with rule 14-A-8 of the General Rule and Regulations of the Securities Exchange Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal by the stockholders, please be good enough to include in the Corporation's proxy material the attached stockholder's statement submitted in support of the proposal as required by the aforesaid Rules and Regulations.

Sincerely yours,

Sidney Finkelstein

Sidney Finkelstein, President
Synanon Committee for Responsible American Media
aka Synanon Committee for a Responsible American Press

SF:sh
enclosure

S.C.R.A.M.
SYNANON COMMITTEE FOR RESPONSIBLE AMERICAN MEDIA
P.O. Box 786, Marshall CA 94940. (415) 663-8111
2240 24th Street, San Francisco CA 94107. (415) 647-0440
P.O. Box 112, Badger CA 93603. (209) 337-2831



000073

October 1,1978

STOCKHOLDER PROPOSAL

The Synanon Committee for a Responsible American Press, P.O. Box 112, Badger, CA 93603, has given notice that they intend to present for action at the annual meeting the following resolution:

"WHEREAS: The business of this company consists primarily of publishing activities and,
"WHEREAS: The above activities receive special protection under the First Amendment of the U.S. Constitutuion, and,
"WHEREAS: It is assumed that said activities serve the public interest and,
"WHEREAS: It is widely recognized that said activities have a profound influence on the thoughts and opinions of Americans, be it therefore,
"RESOLVED: That the stockholders recommend to the Board of Directors full public disclosure of the Company's editorial policy,
"RECOMMENDED, FURTHER: Full public disclosure of the authors of such editorial policy.
"RECOMMENDED, FURTHER: That any programming, especially so called "news", that contains editorial opinion or material presented in such a manner as to deliberately portray a certain opinion, be so identified."

The proponent has submitted the following statement in support of his resolution:

"If you agree that the First Amendment guarantees are of great importance and, that now, more than ever before there is a need for reasonable checks and safeguards to insure responsible publishing, and that there is potentially great abuse in the media or any industry that is concentrated in the hands of a relatively few individuals, and, that the only way to safeguard against such abuses is to make as much information public as possible so stockholders can assess the role of the New York Times Company in serving the public interest, please support and vote for this resolution."

NEW YORK TIMES CO (NYT)

229 W 43RD ST
NEW YORK, NY 10036
212. 556.1234

NO ACT

NO ACTION LETTER
Filed on 03/25/1975


GSI

000006

CURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

MAR 25 1975

Act	1934
Section	14(a)
Rule	14a-8
Public Availability	3/25/75

Michael E. Ryan, Esq.
Secretary and Corporate Counsel
The New York Times Company
229 West 43 Street
New York, New York 10036

Re: The New York Times Company

Dear Mr. Ryan:

This is in regard to your letter dated February 21, 1975, which was received by the Commission on February 24, 1975, concerning a request made of The New York Times Company (the "Company") by Mr. Paul N. Robins to include a shareholder proposal in the company's proxy soliciting material for the 1975 annual meeting of security holders scheduled to be held on April 22, 1975. Pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, your letter indicated the management's intention to exclude this proposal from the company's proxy material. Your letter also enclosed your opinion as corporate counsel on those legal questions encompassed by the management's position on the proposal.

The proposal, as submitted by the proponent, reads as follows:

Proposal

Resolution: Whereas, the Company's subsidiary, Microfilm Corporation of America (hereafter referred to as MCA) delivers unprotected Microfilmed copies of the New York Times to its public and university library clients throughout the year, which becomes damaged and often undesipherable from frequent reference, and;

Whereas, in a National Survey, practically every library responding stated definitely that they wanted to receive protected, scratch resistant microfilm, and were willing to pay a reasonable charge for this protection,

Now, therefore, be it resolved that MCA be instructed to install a system in their laboratory, which has been proven by Bell Telephone Laboratories to reduce scratch and abrasion damage to microfilm by 99%, with no capital investment required on their part and from which earnings of approximately $100,000 a year can be utilized to satisfy the demands of their library clients.

You indicated in your letter that Section 613 of the Business Corporation Law of New York provides that, with certain limitations, "a certificate of incorporation may limit either absolutely or conditionally the voting powers of the several classes of shares." You further cited Article Fourth, Paragraph XI of the company's Certificate of Incorporation which provides, with certain exceptions, that "the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock, . . . and the holders . . . of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of stockholders or to have notice thereof." The only exceptions enumerated in your letter which seem relevant to this matter are that Class A shareholders are entitled to vote for selection of 30% of the directors and ratification of the election of auditors. Based on the foregoing, you opined that, since the proponent is a Class A shareholder, the proposal may be omitted from the company's proxy soliciting material under Rule 14a-8(a) because the proponent would not be entitled to vote at the meeting on the proposal.

As specified in paragraph (a) of Rule 14a-8, shareholder proposals may be sumitted by "any security holder entitled to vote at a meeting of security holders of the issuer . . . ." Your letter and your supporting opinion as counsel indicate that there is some basis for the view that the proponent, as a Class A stockholder of the company, is unable to satisfy the requirement of Rule 14a-8(a) that he must be a shareholder entitled to vote at the company's meeting of security holders, because it appears reasonable to interpret this provision of Rule 14a-8(a) as requiring that the proponent be entitled to vote on the proposal he wishes to present for action. Under the circumstances, this Division will not recommend any enforcement action to the Commission if the subject proposal is omitted from the company's proxy material. In considering our enforcement alternatives, we have not found it necessary to reach the alternative bases for omission on which you rely, although we believe there may be some support for those reasons as well.

As you may be aware, this Division believes its responsibility with respect to matters arising under Rule 14a-8, as with other matters under the proxy rules, is to aid those who must comply with these requirements by offering informal advice and suggestions and to determine, initially, whether it may be appropriate in a particular matter to recommend enforcement action to the Commission. In this context, we have reviewed the materials which you have furnished to us. The enforcement judgment the staff has reached does not and cannot purport to "adjudicate" the merits of the company's posture in this matter. Only a district court can decide whether the company is obligated to include the instant proposal in its proxy materials. Accordingly, our discretionary determination not to recommend enforcement action to the Commission does not preclude the proponent, or any shareholder of the company, from pursuing any rights he may have against the company in a district court, should the management determine to omit this proposal from the company's proxy material.

Sincerely,

Peter J. Romeo
Special Counsel

cc: Paul N. Robins, President, Permafilm, Inc.
257 Park Avenue South, New York, New York 10010

00000

1-5837

THE NEW YORK TIMES COMPANY
229 WEST 43 STREET
NEW YORK N Y 10036

MICHAEL E. RYAN
SECRETARY AND CORPORATE COUNSEL

12

February 21, 1975

Securities and Exchange Commission
Division of Corporation Finance
500 N. Capitol Street
Washington, D. C. 20549

Re: The New York Times Company
File No. 1-5837

Gentlemen:

The New York Times Company ("The Times") has received the enclosed notice, marked Exhibit A and attached hereto, signed by one of its Class A shareholders, Paul N. Robins, of a shareholder proposal relating to the use of a certain system for treating microfilm in the laboratory of one of its subsidiaries for inclusion in The Times proxy soliciting material for its 1975 Annual Meeting of Shareholders ("Class A shareholder proposal relating to microfilm"). The Times 1975 Annual Meeting of Shareholders will be held on April 22,1975.

The Times has two classes of voting stock outstanding: Class A and Class B Common Stock. The Class A Common Stock of The Times has limited voting rights which, in summary, entitle Class A shareholders to vote for the election of 30% of the Board of Directors, ratification of the selection of auditors, major acquisitions and the reservation of Times stock for options.

Except as outlined above and except as otherwise provided by the laws of the State of New York under The Times Certificate of Incorporation, "...the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock ... and the holders ... of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of stockholders or to have notice thereof." (See Paragraph (XI) of Article Fourth of The Times Certificate of Incorporation). The limited voting rights of the Class A shareholders are set forth in detail in Article Fourth, Paragraphs (IX) to (XII) of the attached copy of The Times Certificate of Incorporation, marked Exhibit B.

The management of The Times believes that the Class A shareholder proposal relating to microfilm may be omitted from the proxy material for its next annual meeting for the reasons set forth in the attached opinion of The Times Counsel, marked

000009

Exhibit C. It may be noted that the Class A shareholder proposal, if presented at the annual meeting, would violate the rights of the Class B shareholders. As indicated above, the Certificate of Incorporation of The Times prescribes the specific limited voting rights of the Class A shareholders and absent such voting rights, the Class A shareholders "shall not have the right to participate in any meeting of shareholders or to have notice thereof."

Under such circumstances, the inclusion of the foregoing Class A Shareholder proposal in The Times proxy soliciting material would be a futility and would simply put The Times and its stockholders to needless expense. Accordingly, the management of The Times intends to omit the Class A Shareholder proposal from its proxy soliciting material for the 1975 annual meeting.

Very truly yours,

Michael E. Ryan

Michael E. Ryan

MER:kh
Enclosures

cc: Mr. Paul N. Robins

000010

EXHIBIT C

THE NEW YORK TIMES COMPANY
229 WEST 43 STREET
NEW YORK, N Y 10036

MICHAEL E. RYAN

February 21, 1975

Securities and Exchange Commission
Division of Corporate Finance
500 N. Capitol Street
Washington, D. C. 20549

Re: The New York Times Company
File No. 1-5837

Gentlemen:

I have acted as Corporate Counsel for The New York Times Company ("The Times"), a New York corporation, for the last several years.

I am thoroughly familiar with the Business Corporation Law of New York and with the Certificate of Incorporation of The Times. I am also familiar with the shareholder proposal submitted by one Class A shareholder of The Times - Paul N. Robins - relating to the use of a certain system for treating microfilm during processing thereof in the laboratory of one of the subsidiaries of The Times ("Class A shareholder proposal relating to microfilm"). A copy of the Class A shareholder proposal relating to microfilm is attached hereto as Exhibit A. Mr. Robins has requested that the shareholder proposal relating to microfilm be included in The Times proxy soliciting material for its 1975 Annual Meeting of Shareholders. The Times 1975 Annual Meeting of Shareholders will be held on April 22, 1975.

I have advised the management of The Times that the Class A shareholder proposal relating to microfilm may properly be omitted from The Times proxy soliciting material for its 1975 Annual Meeting pursuant to Rule 14a - 8(c) of the Securities Exchange Act of 1934, for the following reasons, all of which are more fully discussed below:

(1) The proposal as submitted is, under the law of the State of New York, not a proper subject for action by security holders,

(2) in any event the proposal as submitted is not a proper proposal to be submitted by a Class A shareholder because Class A shareholder cannot vote thereon and,

(3) the proposal relates to the enforcement of a personal claim or the redress of a personal grievance against the Company.

1) The Business Corporation Law of New York, Section 701 provides that, subject to exceptions not here relevant, the business of a corporation shall be managed by its board of directors. The full text of Section 701 is as follows:

> "Section 701. Board of Directors
> "Subject to any provision in the certificate of incorporation authorized by paragraph (B) of Section 620 (Agreements as to voting; provision in certificate of incorporation as to control of directors or by paragraph (b) of section 715 (Officers), the business of a corporation shall be managed by its board of directors, each of whom shall be at least twenty-one years of age. The certificate of incorporation or the by-laws may prescribe other qualifications for directors. As amended. L. 1965, c. 803 Section 25 eff. September 1, 1965."

I have given the management of The Times my opinion that to permit the Class A or Class B shareholders to vote on the Class A shareholder proposal relating to microfilm would be in violation of Section 701, which section was designed to place in the directors the exclusive authority with respect to the operational and profit making aspects of the business. In my opinion, any such proposal made by a shareholder at a meeting of the shareholders would be out of order under Section 701 of the New York Business Corporation Law and The Times Certificate of Incorporation, and is excludable pursuant to Rule 14a - 8(c) (1).

2) The Business Corporation Law of New York, Section 613, provides that a certificate of incorporation may limit either absolutely or conditionally the voting powers of the several classes of shares. The full text of Section 613 is as follows:

> "Section 613. Limitations on right to vote
> "The certificate of incorporation may provide, except as limited by section 501 (Authorized

shares), either absolutely or conditionally, that the holders of any designated class or series of shares shall not be entitled to vote, or it may otherwise limit or define the respective voting powers of the several classes or series of shares, and, except as otherwise provided in this chapter, such provisions of such certificate shall prevail, according to their tenor, in all elections and in all proceedings, over the provisions of this chapter which authorizes any action by the shareholders. L. 1961. c. 855; amended L. 1962, c. 834, Section 34, both eff. Sept. 1, 1963."

The Certificate of Incorporation of The Times, a copy of which is attached hereto as Exhibit B, sets forth in Article Fourth Paragraphs (IX) through (XII) the voting rights of the Class A and the Class B Common Stock, the two classes of voting stock of The Times.

In summary, under The Times Certificate of Incorporation, the Class A shareholders are entitled to vote for selection of 30% of the Board of Directors, ratification of the election of auditors, major acquisitions and the reservation of Times stock for options. Except as outlined above, "...and as otherwise required by the laws of the State of New York, the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock,...and the holders ...of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of stockholders or to have notice thereof." (Paragraph (XI) of Article Fourth of The Times Certificate of Incorporation).

In connection with the 1974 Annual Meeting of Shareholders, Class A shareholders submitted proposals relating to changes in the Company's annual meeting date and in its post meeting report to shareholders. As a consequence thereof a request for no action if The Times omitted the proposal from the proxy soliciting material was submitted. The reply of that Division, cited in CCH Federal Securities Law Reporter, Paragraph 79,772 states in pertinent part:

"Your letter and the supporting opinion of counsel indicate that there is some basis for the view that the proposals and the other holders of the Class A stock are unable to satisfy the requirement of Rule 14-a - 8(a) that they must be entitled to vote at the company's meeting of security holders because it appears reasonable to interpret this requirement as meaning they must be entitled to vote on the proposals they may wish to present for action. Under the circumstances, this Division will not recommend any action to the Commission if the subject proposals are omitted from the company's proxy material."

Accordingly, and based on the foregoing, I have given the management of The Times my opinion that the Class A shareholder proposal relating to microfilm may be omitted from The Times proxy soliciting material pursuant to Rule 14a - 8(a) because it was submitted by a Class A stockholder who would not be entitled to vote on the proposal.

3) Mr. Robins' correspondence indicates that he is President of Permafilm International Corporation (which company appears to be affiliated with Permafilm Overseas Corporation) both of which we hereinafter refer to as "Permafilm." Mr. Robins has been writing The Times since 1968 in an attempt to have The Times utilize a microfilm process which is marketed by Mr. Robins' company. A compilation of copies representative of some correspondence between Mr. Robins and The Times is attached hereto as Exhibit C. This correspondence indicates, and it is a fact, that The Times has studied the microfilm process on its merits as a business matter and has determined not to adopt it. In his letter of March 31, 1971 to the President of The Times, Mr. Robins proposed a shareholder proposal to be included in the proxy material. A copy of that proposal is attached hereto as Exhibit D. That proposal, which indicates the interest of Permafilm, and therefore Mr. Robins in the process, was omitted from the proxy material because it was received too late under the rules of the Securities and Exchange Commission. In his letter of January 31, 1974, Mr. Robins also informed The Times ..."I shall probably submit a resolution for inclusion on your proxies for the next Stockholders Meeting." Presumably the resolution was concerned with Permafilm. Mr. Robins was advised by The Times that the time for submitting shareholder proposals had passed. Since 1968 Mr. Robins has visited the offices, and conferred with the officers and employes, of The Times and/or its subsidiaries as part of a continuing effort to persuade The Times to adopt the microfilm process. The most recent visit was February 3, 1975.

It is obvious from the history of this matter that Mr. Robins has a personal interest in the adoption of the microfilm process and that when he speaks therefore he speaks not as a shareholder but as an interested party. Therefore the Class A shareholder proposal relating to microfilm is in the nature of a personal claim against the Company and as a consequence thereof, I have advised management to omit it from its proxy material on the basis of Rule 14a - 8(c) (2) (i).

In summary, it is my opinion, and I have so advised the management of The Times, that the Class A shareholder proposal relating to microfilm may be omitted from the proxy material of The Times because 1) it is not a proper subject for action by stockholders; 2) it is not a proposal that can be voted upon by Class A shareholders; and 3) it is made by a shareholder who has a personal stake therein.

Very truly yours,

Michael E. Ryan

Michael E. Ryan

MER:kh
Enclosures

NEW YORK TIMES CO (NYT)

229 W 43RD ST
NEW YORK, NY 10036
212. 556.1234

NO ACT

Filed on 04/01/1974


GSI

000038

15

19



SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

APR 01 1974

Michail E. Ryan, Esq.
Corporate Attorney and
Assistant Secretary
The New York Times Company
229 West 43 Street
New York, New York 10036

Act	1934
Section	14(a)
Rule	14a-8
Public Availability	4/1/74

Re: The New York Times Company

Dear Mr. Ryan:

On February 27, 1974 the Division of Corporation Finance received a letter signed by you on behalf of the New York Times Company concerning two shareholder proposals submitted to the company for inclusion in its proxy soliciting material for the 1974 annual meeting of security holders scheduled to be held on April 23, 1974. One of the proposals was submitted by Ms. Evelyn Y. Davis, while the other was jointly submitted by Messrs. John J. Gilbert and John C. Henry, and Ms. Wilma Soss. Pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, your letter indicated the management's intention to exclude these proposals from the company's proxy material. Your letter also enclosed an opinion of counsel on those legal questions encompassed by the management's determination to omit the proposals. Subsequently, we received letters from Ms. Davis, Mr. Gilbert, and Ms. Soss suggesting that the management's intended action concerning their proposals was erroneous.

You indicate in your letter that all of the proponents are holders of the company's Class A stock. You further cite the company's certificate of Incorporation as providing, with certain exceptions, that "the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock . . . and the holders . . . of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of stockholders or to have notice thereof." The only exceptions relevant to this matter are that Class A shareholders are entitled to elect 30% of the directors and to vote on the ratification of the selection of auditors. In the opinion of yourself and your counsel, the proponents would thus not be entitled to vote at the meeting upon the proposals they have submitted, and if such proposals were presented by them at the meeting, they would have to be ruled out of order.

As specified in paragraph (a) of Rule 14a-8, shareholder proposals may be submitted by "any security holder entitled to vote at a meeting of security holders of the issuer . . ." Your letter and the supporting opinion of counsel indicate that there is some basis for the view that the proponents and the other holders of the company's Class A stock are unable to satisfy the requirement of Rule 14a-8(a) that they must be entitled to vote at the company's meeting of security holders because it appears reasonable to interpret this requirement as meaning that they must be entitled to vote on the proposals they may wish to present for action. Under the circumstances, this Division will not recommend any action to the Commission if the subject proposals are omitted from the company's proxy material.

As you may be aware, this Division believes its responsibility with respect to matters arising under Rule 14a-8, as with other matters under the proxy rules, is to aid those who must comply with these requirements by offering informal advice and suggestions and to determine, initially, whether it may be appropriate in a particular matter to recommend enforcement action to the Commission. In this context, we have reviewed the materials which you have furnished to us as well as the letters from the proponents on the proposals. While Rule 14a-8(d) does not provide for any communications from shareholders to the Commission's staff, the staff, of course, will always consider information concerning alleged violations of the statutes administered by the Commission and this may include argument as to why it is believed that activities proposed to be taken would be violative of the statute or rule involved. The receipt of such information or argument, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure. The enforcement judgment the staff has reached does not and cannot purport to "adjudicate" the merits of the company's posture in this matter. Only a district court can decide whether the company is obligated to include the instant proposals in its proxy materials. Accordingly, our discretionary determination not to recommend enforcement action to the Commission does not preclude the proponents, or any shareholder of the company, from pursuing any rights they may have against the company in a district court, should the management determine to omit these proposals from the company's proxy material.

Sincerely,

Peter J. Romeo
Special Counsel

cc: Mr. John J. Gilbert
1165 Park Avenue
New York, NY 10028

Mr. John C. Henry
5 East 93rd Street
New York, NY 10028

Ms. Wilma Soss
205 E. 78th Street
New York, NY 10021

Ms. Evelyn Y. Davis
871 7th Avenue
Room 903
New York, NY 10019

Lord, Day & Lord
25 Broadway
New York, NY 10004

000040

The New York Times
229 WEST 43 STREET
NEW YORK, N.Y. 10036

MICHAEL E. RYAN


RECEIVED
FEB 27 1974

February 25th, 1974

Securities and Exchange Commission
Division of Corporation Finance
500 N. Capitol Street
Washington, D.C. 20549

Re: The New York Times Company
File No. 1-5837

Gentlemen:

The New York Times Company ("The Times") has received the enclosed letter signed by three of its Class A shareholders, John Gilbert, John C. Henry and Wilma Soss, requesting that a shareholder proposal relating to certain changes in The Times post-meeting report be included in The Times proxy soliciting material for its 1974 Annual Meeting of Shareholders. The Times has also received the enclosed letter from Evelyn Y. Davis, also a Class A shareholder of The Times, requesting that a shareholder proposal be included in The Times 1974 proxy soliciting material relating to a change in the date for holding the annual meeting of shareholders of The Times. Under The Times by-laws, the 1974 annual meeting of shareholders will be held on April 23rd, 1974.

The Times has two classes of voting stock outstanding: Class A and Class B Common Stock. The Class A Common Stock of The Times has limited voting rights which, in summary, entitle Class A shareholders to vote for the election of 30% of the Board of Directors, ratification of the selection of the independent certified public accountants, major acquisitions and the reservation of Times stock for options.

The Class A shareholders were granted the right to vote on the ratification of the selection of auditors by a majority vote of the Class B shareholders who approved an amendment to The Times Certificate of Incorporation at the annual meeting held on April 24th, 1973.

Except as outlined above and except as otherwise provided by the laws of the State of New York, under The Times Certificate of Incorporation ... "the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock ... and the holders .... of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of stockholders or to have notice thereof." (See paragraph (XI) of Article Fourth of The Times Certificate of Incorporation). The limited voting rights of the Class A shareholders are set forth in detail in Article Fourth, Paragraphs (IX) to (XII) of the enclosed copy of The Times' Certificate of Incorporation.

The management of The Times believes that both of the Class A shareholders' proposals may be omitted from the proxy soliciting material for its next annual meeting for the reasons set forth in the attached opinion of the Times' Counsel. It may be noted that both Class A shareholder proposals, if presented at the annual meeting, would have to be ruled out of order, since to do otherwise would violate the rights of the Class B shareholders. As indicated above, the Certificate of Incorporation of The Times prescribes the specific limited voting rights of the Class A shareholder and absent such voting rights, the Class A shareholders "shall not have the right to participate in any meeting of shareholders or to have notice thereof."

Under such circumstances, the inclusion of the foregoing Class A shareholder proposals in The Times proxy soliciting material would be a futility and would simply put The Times and its stockholders to needless expense. Accordingly, the management of The Times intends to omit the two Class A proposals from its proxy soliciting material for the 1974 annual meeting.

A copy of this letter, together with the enclosures, is being mailed to the shareholders who submitted the proposals.

Very truly yours,

Michael E. Ryan

Michael E. Ryan

MER:bmc
Enclosures

c.c: Miss Evelyn Y. Davis
Mr. John Gilbert
Mr. John C. Henry
Mrs. Wilma Soss

000042

LORD, DAY & LORD
25 BROADWAY
NEW YORK, N.Y. 10004

TELEPHONE: (212) 344-8450
CABLE: LORDATTY, NEW YORK
TELEX: 12-6210

RECEIVED
FEB 27 1974
OFFICE OF

February 25, 1974

Securities and Exchange Commission
Division of Corporation Finance
500 N. Capitol Street
Washington, D. C. 20549

Re: The New York Times Company
File No. 1-5837

Gentlemen:

We are counsel to The New York Times Company, a New York corporation ("The Times"). The Times has received from three of its Class A shareholders, John J. Gilbert, John C. Henry and Wilma Soss, a request, a copy of which is attached, to include in its proxy statement for the next annual meeting of shareholders of The Times, to be held April 23, 1974, a proposal (the "First Shareholder Proposal"), that an improved post-meeting report be sent to all owners containing a summary of the discussion, the actual vote in terms of shares for and against resolutions presented, identification of participants, and important shareholder questions and management answers. The Times has also received from another of its Class A shareholders, Mrs. Evelyn T. Davis, a request, a copy of which is attached, to include in such proxy statement a proposal (the "Second Shareholder Proposal"), that the annual meeting of stockholders be changed to the first Friday in May. We have been asked by The Times whether the First Shareholder Proposal and/or the Second Shareholder Proposal must be included in its proxy material for its next annual meeting.

In giving the opinion expressed below, we have reviewed, among other things, the Certificate of Incorporation of The Times, the Business Corporation Law of the State of New York (the "BCL"), and the Securities Exchange Act of 1934 (the "Exchange Act"), and the rules and regulations promulgated thereunder. The Class A Common Stock of The Times is registered under the Exchange Act and listed on the American Stock Exchange.

The Times has three classes of stock issued and outstanding: 5 1/2% Cumulative Prior Preference Stock ("Preferred Stock"), Class A Common Stock and Class B Common Stock. Article Fourth, Paragraph (IX) through (XII) of the Certificate of Incorporation of The Times sets forth the voting rights of these three classes of capital stock. Under The Times Certificate of Incorporation (pursuant to Section 613 of the BCL), the Class A shareholders are entitled to vote for the election of 30% of the Board of Directors, in connection with major acquisitions, in connection with the reservation of shares of Common Stock of The Times for options and in connection with the ratification of the selection of auditors. Except for these voting rights, or as otherwise specifically required by the BCL, the holders of Class A Common Stock and the Preferred Stock have no voting power and are not entitled to participate in any meeting of stockholders or to have notice thereof. The BCL provides a number of instances in which a shareholder is entitled to vote on a proposal presented for shareholder approval whether or not the shareholder is entitled to vote for such proposal under the provisions of the corporation's Certificate of Incorporation. See, for example, BCL sections 620(b)(1), 804(a)(1), (2) and (3), 804 (b), 903(a)(2) and 1002(b). None of such sections of the BCL is applicable to the First Shareholder Proposal or the Second Shareholder Proposal. All other voting rights are vested solely in holders of the Class B Common Stock.

Under the applicable provisions of The Times Certificate of Incorporation and the BCL, the Class A shareholders requesting the inclusion of the First Shareholder Proposal and the Second Shareholder Proposal in The Times proxy material for its next annual meeting would not be entitled to vote with respect to these Proposals. Since under Article Fourth, Paragraph (XI) of The Times Certificate of Incorporation a Class A shareholder has no right to participate in any meeting of stockholders except to the limited extent described above, the presentation of such Proposals by such a shareholder to a meeting of stockholders would be ruled out of order. To rule otherwise would violate the rights of the shareholders of Class B Common Stock.

Rule 14a-8(a) of the Proxy Rules promulgated under the Exchange Act requires an issuer to include in his proxy material any proposal (not otherwise excludible under other provisions of the Rule) submitted by "any security holder entitled to vote at a meeting of security holders" when the proposal is accompanied by a notice of the stockholder's intention to present the proposal for action at the meeting. In our opinion the Rule should be interpreted to mean that the stockholder (a) must be entitled to present the proposal at the meeting under the laws of the issuer's domicile (otherwise his notice of intention to present the proposal would not be bona fide) and (b) must be entitled to vote on the proposal under such laws. Accordingly, we are of the opinion that under the Rule the First Shareholder Proposal and the Second Shareholder Proposal need not be included in the proxy material since a Class A shareholder would have neither the right to present the Proposals nor to vote thereon under the provisions of the Certificate of Incorporation of The Times and the BCL.

We note that in the recent case of Kixmiller v. Securities and Exchange Commission, decided by the United States Court of Appeals for the District of Columbia Circuit on January 30, 1974, the Court declined to review the Commission's decision not to review a letter opinion of the staff of the Division of Corporate Finance advising the Washington Post Company (the "Post") that the Division would recommend that no action be taken in connection with the Post's intention to omit certain shareholder proposals from its 1972 proxy material because the shareholder making the proposals would not be entitled to vote on the proposals under the Post's corporate charter and governing corporate law. It appears from the report of this decision that the Post's charter did not provide that a stockholder would not be entitled to participate in a meeting at which he would not be entitled to vote. As noted above, the Certificate of Incorporation of The Times contains a specific provision that, except with respect to the particular matters as to which Class A shareholders are entitled to vote, such shareholders "shall not have the right to participate in any meeting of stockholders or to have notice thereof."

We reserve our opinion as to whether the First Shareholder Proposal and the Second Shareholder Proposal may be omitted from The Times proxy material under the provisions of Rule 14a-8(c).

Very truly yours,

Lord, Day & Lord

000046

EVELYN Y. DAVIS
EDITOR AND PUBLISHER
"HIGHLIGHTS AND LOWLIGHTS OF ANNUAL MEETINGS"
871 SEVENTH AVENUE, ROOM 903
NEW YORK, N. Y. 10019

(212) 757-3909 or
(212) CIRCLE 7-3900 Ext. 903

RECEIVED
FEB 27 1974
OFFICE OF ...

June 3, 1973

Punch Sulzberger, President
New York Times Company
229 West 43 Street
New York, N.Y. 10036

Dear Punch:

This is formal notice to the management of the NEW YORK TIMES that Mrs. Evelyn Y. Davis, who is the owner of 30 shares, will introduce the following resolution at the forthcoming annual meeting of 1974. I ask that my name and address be printed in the proxy statement together with the text of the resolution and reasons for their introduction. I also ask that the substance of the resolution be included in the notice of the meeting.

RESOLVED: "That the Board of Directors take the necessary steps to change the annual meeting date to the first Friday in May."

"The date at which the NEW YORK TIMES meets now conflicts with the annual meeting of many other companies."

"Stockholders should be able to attend as many meetings as possible, especially because of the many problems in the publishing industry."

"If you AGREE, please mark your proxy FOR this resolution, otherwise it is automatically cast against."

Sincerely,

Mrs. Evelyn Y. Davis

EYD:RK
CC: SEC in DC

Certified ? - 150051

000047

EVELYN Y. DAVIS
EDITOR AND PUBLISHER
"HIGHLIGHTS AND LOWLIGHTS OF ANNUAL MEETINGS"
871 SEVENTH AVENUE ROOM 903
NEW YORK N. Y. 10019

(212) 757-3389 OR
(212) CIRCLE 7-3900 EXT. 903

REC'D - S.E.C.

Febr. 28, 74

MAR 4 1974

Division of Corporate Finance
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Gentlemen:

I received a letter today re my proposal and the proposal of some other stockholders. I do believe that both proposals are proper for inclusion into the proxy statement. Full disclosure re post-meeting reports is essential, especially for a publishing Company such as the N.Y. Times.

As to my own proposal re the changing of the annual meeting date this subject was upheld by the Commission to be proper for inclusion(when it was contested by the Ford Motor Company a few years ago).

Certainly the Class A stockholders should have the same rights as the Class B stockholders and I am sure the Commission will concur. However, if a few changes of the wording are desirable, I will be more than happy to co-operate.

Sincerely,

Mrs. Evelyn Y. Davis

CC to the New York Times
CC to Mr. Gilbert

000048

287-833.

JOHN J. GILBERT
1165 PARK AVENUE
NEW YORK, N. Y. 10028
11/23/73



ECEIVE
FEB 27 1974
OFFICE OF

Mr. C. Raymond Hulsart, Secretary
New York Times Company
229 West 43rd St.
New York, N.Y. 10036

Dear Mr. Hulsart:

Pursuant to Rule X-14 of the Securities and Exchange Commission, this letter is formal notice to the management of New York Times Company that, at the coming annual meeting of 1974, John J. Gilbert, who is the owner of 300 shares of stock, and representing an additional family interest of 200 shares, and/or John C. Henry, who is the owner of 90 shares, and/or Wilma Soss, who is the owner of 10 shares, will cause to be introduced from the floor the following resolution.

We aks that, if the management intends to oppose this resolution, our names and address, as above in the case of Mr. Gilbert, and 5 East 93rd Street, New York, N.Y. 10028 in the case of Mr. Henry, and P.O. Box 190, Grand Central Station, New York, N.Y. in the case of Mrs. Soss, together with the number of shares owned and represented by us, as recorded on the stock ledger of the Company, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for its introduction. We also ask that the substance of the resolution be included in the notice of the annual meeting.

RESOLVED: That the stockholders of New York Times Company, assembled in annual meeting in person and by proxy, hereby request that, following the annual meeting, an improved post-meeting report be sent to all owners containing a summary of the discussion, the actual vote in terms of shares for and against resolutions presented to the meeting, identification of participants, and important shareholder questions and management answers.

REASONS

The last post meeting report was too abbreviated to be fully informative. For example, there was no mention of the protest made in regard to the day of the annual meeting--when there are 145 other corporation meetings.

Also, omitted were questions in regard to the Editorial policy of the corporation with the answers that were given.

If you agree, please mark your proxy for this resolution; otherwise it is automatically cast against it.

Sincerely,

John J. Gilbert

John C. Henry

Wilma Soss

cc:Securities and Exchange Comm.
Washington, D.C. 20549

000050

TEL: FI 8-5520

JOHN J. GILBERT
1165 PARK AVENUE
NEW YORK, N. Y. 10028

February 28, 1974

Mr. Joseph Bernstein
Division of Corporate Finance
Securities and Exchange Commission
500 North Capitol St.
Washington, D.C. 20549

Re: New York Times
File No. 1-5837

Dear Mr. Bernstein:

I am in receipt of a letter from the New York Times of Feb. 25th, in which they seek to omit the proposal we wish to have in the proxy statement in regard to the day of the annual meeting.

Management wishes to omit under the ground that the certificate of Incorporation does not grant the "A" owners the right to vote on the issue of the day they shall meet.

There is nothing in the Certificate which expressly prohibits our right to request an amendment on an issue which involves the day the "A" owners shall meet to exercise such voting rights as they have.

The Transamerica decision of Judge Biggs made a very strong point that corporate by laws must not prevent the right of fair corporate suffrage which Congress expressly stated as one of the objectives of securing a fair right of the proxy statement to owners of publicly owned companies.

Therefore, this letter is to ask that the proxy statement carry our proposal with the management having the right to oppose the suggestion that the owners have the right to express their viewpoint on this basic issue.

I have also noted the management wishes to omit a proposal of Mrs. Davis on the subject of the post-meeting report. While not sponsors of the proposal, we do wish to support this proposal and vote on it as involves a question of full disclosure. As Judge Biggs pointed out in the same decision: "Stockholders are entitled to accurate information as to what transpires at the annual meeting so they can act for their joint interest. If stockholders cannot act together they cannot act effectively."

For this reason, as well as the one cited before in connection with our own proposal we join in asking that the proposal of Mrs. Davis be carried in the proxy statement, as she requested.

Sincerely,



John J. Gilbert

cc: Mr. James C. Goodale
Mr. Michael E. Ryan

000052

March 4, 1974

Joseph Bernstein, Esq.
Division of Corporate Finance
Securities and Exchange Commission
Washington, D. C. 20549

Dear Mr. Bernstein: Re: NY TIMES File No.1-5837

I am a co-proponent to a proposal which the NY TIMES seeks to omit in its proxy statement in regard to a request for a change of Annual Meeting date, thereby blocking communications between public shareowners and seeking to suppress further public knowledge of this issue which arose without incident on the floor of the TIMES Meeting last year at Town Hall in New York City.

In view of the masthead: "ALL THE NEWS THAT'S FIT TO PRINT" (a prime asset of the NY TIMES, I am understandably surprised to find that this does not appear to apply to the TIMES proxy statement when it comes to airing, instead of secreting, what is a matter of general privilege, not just the personal privilege of a control group.

Limited as our voting rights in Class "A" may be, inherent in them is the right of assembly in person and by proxy; and that which pertains to those rights is a proper subject for the proxy statement. Those rights may be infringed if assembly is rigidly held to one of the heaviest annual meeting days of the year or other action by the control group.

That the resolution would "violate" the rights of the "B" stockholders is all foolishness. Should a day in June be preferable to the suggested "first day in May" that could be negotiated with the proponents and a management resolution substituted if it has a sentimental attachment to "Tuesday" since the date of incorporation in 1896, when the April calendar for public shareowner meetings must have been considerably lighter.

RE: DAVIS RESOLUTION FOR AN IMPROVED POSTMEETING REPORT

As for naming stockholders participating in the Annual Meeting instead of failing to disclose, isn't full disclosure the name of the newspaper game, as well as the purpose of the SEC?

It strikes me that the objections raised are like the obfuscations the TIMES derides in its editorial columns. I take my NEW YORK TIMES seriously and expect it to practice what it preaches - democracy in government not rule by oligarchy.

With so much public disillusionment in government and the press, we cannot afford a credibility gap between the public shareowner and the press, especially at a time when stockholders are harder to come by than paper.

Respectfully yours,

WILMA SOSS
205 E. 78th St.
New York City 10021

CC: MESSRS GOODALE, RYAN,
SULZBERGER, GILBERT AND HENRY

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 18, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The New York Times Company
Incoming letter dated December 8, 2006

The proposal relates to taking steps to reform the company's corporate governance.

There appears to be some basis for your view that the New York Times may exclude the proposal under rule 14a-8(b). You represent that holders of the New York Times' Class A Common Stock are entitled to vote only on certain matters, which do not include the subject of this proposal. Rule 14a-8(b) requires that in order to be eligible to have a proposal included, a shareholder must hold "at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal." Accordingly, we will not recommend enforcement action to the Commission if the New York Times omits the proposal from its proxy materials in reliance on rule 14a-8(b).

Sincerely,



Tamara M. Brightwell
Special Counsel